As filed with the Securities and Exchange Commission on October 9, 1997
                                                      Registration No. 333-36395
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    AMENDMENT
                                    NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            CALLON PETROLEUM COMPANY
             (Exact name of registrant as specified in its charter)

           DELAWARE                         1311                 64-0844345
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

               200 North Canal Street, Natchez, Mississippi 39120
                            Telephone: (601) 442-1601
        (Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

                                John S. Weatherly
               200 North Canal Street, Natchez, Mississippi 39120
                            Telephone: (601) 442-1601
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)

                                    COPY TO:

                             BUTLER & BINION, L.L.P
                           1000 Louisiana, Suite 1600
                              Houston, Texas 77002
                            Attn: George G. Young III
                            Telephone: (713) 237-3605
                            Telecopy : (713) 237-3202

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

================================================================================

Prospectus

                            CALLON PETROLEUM COMPANY

OFFER TO EXCHANGE ITS 10.125% SERIES B SENIOR SUBORDINATED NOTES DUE 2002 THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 FOR ANY AND ALL OF ITS OUTSTANDING 10.125% SERIES A SENIOR SUBORDINATED NOTES DUE 2002

          The Exchange Offer and Withdrawal Rights will expire at 5:00
             P.M., New York City time, on November 10, 1997, unless
                        extended (the "Expiration Date")

      Callon Petroleum Company, a Delaware corporation (the "Company" or "Callon"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $36,000,000 aggregate principal amount of its 10.125% Series B Senior Subordinated Notes due 2002 (the "Exchange Notes") that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus constitutes a part, for a like principal amount of its outstanding 10.125% Series A Senior Subordinated Notes due 2002 (the "Outstanding Notes" and, together with the Exchange Notes, the "Notes"), of which $36,000,000 aggregate principal amount is outstanding.

      The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except that (i) the Exchange Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Outstanding Notes and generally will not be entitled to registration rights, and (ii) the Exchange Notes will not provide for any increase in the interest rate thereon related to such registration rights. In that regard, the Outstanding Notes provide that if an
(i) exchange offer registration statement or resale shelf registration statement is not filed by October 1, 1997 or (ii) exchange offer registration statement is not declared effective by November 15, 1997, Special Interest (as defined) will accrue and be payable semi-annually until such time as an exchange offer registration statement is filed or becomes effective, as the case may be. In addition, (i) if an exchange offer is not consummated or a resale shelf registration statement is not declared effective by December 31, 1997 or (ii) if either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain exceptions), Special Interest will accrue and be payable quarterly until such time as an exchange offer is consummated or a resale shelf registration statement is declared effective, as the case may be. See "Description of the Exchange Notes" and "Description of the Outstanding Notes." The Exchange Notes are being offered for exchange in order to satisfy certain obligations of the Company under the Registration Agreement dated July 31, 1997 (the "Registration Agreement") between the Company and the Initial Purchaser (as defined) of the Outstanding Notes. The Exchange Notes will be issued under the same Indenture (as defined) as the Outstanding Notes. In the event that the Exchange Offer is consummated, any Outstanding Notes that remain outstanding after consummation of the Exchange Offer and the Exchange Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of Notes have taken certain actions or exercised certain rights under the Indenture.

      The Exchange Notes will be general, unsecured obligations of the Company, subordinated in right of payment to all existing and any future Senior Indebtedness (as defined) of the Company. The Exchange Notes will rank pari passu with existing and any future senior subordinated indebtedness and senior to any future subordinated indebtedness of the Company. See "Description of the Exchange Notes -- Subordination of the Exchange Notes." The Indenture permits the Company and its Restricted Subsidiaries (as defined) to incur additional Indebtedness (as defined) under certain circumstances. See

"Use of Proceeds," "Description of Outstanding Securities and Debt Instruments" and "Description of the Exchange Notes."

      Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market making activities or other trading activities. The Company has agreed that, starting on the Expiration Date (as defined) and ending on the close of business on the forty-fifth day following the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 10, 1997.

      The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that the Exchange Notes issued pursuant to this Exchange Offer in exchange for the Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities
Act) of such Exchange Notes. However, any holder of the Outstanding Notes who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or who intends to participate in the Exchange Offer for the purpose of distributing Exchange Notes, or any broker-dealer who purchased Outstanding Notes from the Company to resell pursuant to Rule 144A under the Securities Act ("Rule 144A") or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above mentioned interpretive letters, (b) will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Outstanding Notes unless such sale is made pursuant to an exemption from such requirements. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." In the event that applicable interpretations by the staff of the Division of Corporation Finance of the Commission change or otherwise do not permit resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery provisions of the Securities Act or without an exemption from registration thereunder may incur liability thereunder.

      Each holder of Outstanding Notes who wishes to exchange Outstanding Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Outstanding Notes for their own accounts as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill the prospectus delivery requirements with respect to the Exchange Notes received upon exchange of such Outstanding Notes (other than Outstanding Notes that represent an unsold allotment from the original sale of the Outstanding Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of Exchange Notes received in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such Exchange Notes for a period ending forty-five days after the consummation of the Exchange Offer or, if earlier, when all such Exchange Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Notes. See "The Exchange Offer -- Resales of Exchange Notes."

      In that regard, each Participating Broker-Dealer who surrenders Outstanding Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained in the Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Agreement, such Participating Broker-Dealer will suspend the sale of Exchange Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to each such Participating Broker-Dealer or the Company has give notice that the sale of Exchange Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the Exchange Notes, it shall extend the forty-five day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the Exchange Notes or to and including the date on which the Company has given notice that the sale of Exchange Notes may be resumed, as the case may be.

      Prior to the Exchange Offer, there has been only a limited secondary market and no public market for the Outstanding Notes. The Exchange Notes will be a new issue of securities for which there is currently no market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Company currently does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

      Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights that terminate upon the consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than the Initial Purchaser or under certain limited circumstances relating to holders who are not eligible to participate in the Exchange Offer) to provide the registration under the Securities Act of the Outstanding Notes held by them. If Outstanding Notes are tendered and accepted in the

Exchange Offer, the market for untendered Outstanding Notes is likely to diminish; accordingly, holders who do not tender their Outstanding Notes may encounter difficulties in selling such notes following the Exchange Offer. See "Risk Factors -- Consequences of a Failure to Exchange Outstanding Notes."

      THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OUTSTANDING NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER.

      Outstanding Notes may be tendered for exchange on or prior to 5:00 p.m., New York City time, on November 10, 1997 ("Expiration Date"), unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Outstanding Notes may be withdrawn at any time on or prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange. However, the Exchange Offer is subject to certain events and conditions and to the terms and provisions of the Registration Agreement. See "The Exchange Offer -- Conditions to the Exchange Offer." Outstanding Notes may be tendered in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Company has agreed to pay all expenses of the Exchange Offer. Each Exchange Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Outstanding Note surrendered in exchange for such Exchange Note or, if no such interest has been paid or duly provided for on such Outstanding Note, from July 31, 1997. Holders of the Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive accrued interest on such Outstanding Notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on such Outstanding Notes prior to the original issue date of the Exchange Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Outstanding Notes, and will be deemed to have waived the right to receive any interest on such Outstanding Notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after July 31, 1997. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of the Outstanding Notes as of October 9, 1997.

      The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. See "Use of Proceeds." No dealer-manager is being used in connection with this Exchange Offer. See "Plan of Distribution." Solicitation of tenders of Outstanding Notes may be made in person or by mail, telephone or telegram, by directors, officers and regular employees of the Company. Such persons will receive no additional compensation for any solicitation activities. The Company may employ third-party agents to solicit tenders of Outstanding Notes, for which services such agents would be paid their usual and customary fee.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements, and other information. Callon's common stock is listed on the Nasdaq Stock Market. Reports, proxy and information statements and other information relating to Callon can be inspected at the offices of the National Association of Securities Dealers, Inc. In addition, for so long as any of the Outstanding Notes remains outstanding, the Company has agreed to make available to any prospective purchaser of the Outstanding Notes or beneficial owner of the Outstanding Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act. Any such request and requests for the agreements summarized herein should be directed to H. Michael Tatum, Secretary, Callon Petroleum Company, 200 North Canal Street, Natchez, Mississippi 39120.

      This Prospectus constitutes a part of a registration statement on Form S-4 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Notes. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to a copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, and the notes thereto appearing elsewhere in this Prospectus. Prospective purchasers should carefully consider the information set forth in "Risk Factors" in evaluating the Exchange Offer. Unless the context otherwise requires, all references in this Prospectus to "Callon" or the "Company" are to Callon Petroleum Company and its subsidiaries. Certain terms relating to the oil and gas industry are defined in "Glossary".

                                   THE COMPANY

      Callon Petroleum Company and its predecessors have been engaged in the acquisition, development, exploration and production of oil and gas since 1950. The Company's properties are geographically concentrated in Louisiana, Alabama and offshore Gulf of Mexico. Callon also manages properties for certain institutional investors. Callon was formed in 1994 through the consolidation of a publicly traded limited partnership, a joint venture with a consortium of European entities and an independent energy company owned by certain members of current management. As of December 31, 1996, the Company had estimated net proved reserves of 73.3 Bcfe with a PV-10 Value of $160.2 million, representing increases of 26% and 151% respectively, from December 31, 1995.

      The Company's objective is to enhance stockholder value through sustained growth in its reserve base, production levels and resulting cash flows from operations. Over the past two and one-half years, the Company has increasingly supplemented the acquisition of producing properties with the acquisition of acreage with development and exploratory drilling opportunities to further increase potential recoverable reserves. Since 1995, the Company has generated 47 prospects on 217,000 gross acres. In evaluating drilling opportunities, Callon performs extensive geological and geophysical studies using computer aided exploration techniques ("CAEX"), including, where appropriate, the acquisition of 3-D seismic or high-resolution 2-D seismic data to facilitate these efforts.

      EXPLORATION AND DEVELOPMENT OPERATIONS. The Company's exploratory and development operations are concentrated in three areas in the Gulf of Mexico:
(i) the state waters of Alabama and the federal outer continental shelf ("OCS") in the Gulf of Mexico where the Company explores for shallow gas deposits ("Shallow Gas focus area"); (ii) the Breton Sound area located primarily in the shallow state waters of Louisiana, where the Company explores for hydrocarbon deposits at total well depths of between 8,000 to 14,000 feet ("Breton Sound focus area"); and (iii) other regions of the OCS, where the Company explores for hydrocarbon deposits at total well depths of between 9,000 and 18,000 feet ("Deep OCS focus area"). Wells drilled in the Shallow Gas focus area are characterized by relatively low exploration and development costs, high initial production rates and short reserve lives. Wells drilled in the Breton Sound focus area and Deep OCS focus area are more expensive to drill and complete and have greater risks, but seek larger oil and gas deposits with longer reserve lives.

      In 1995 and 1996, the Company acquired an extensive infrastructure of production platforms, gathering systems and pipelines in its Shallow Gas focus area and, during 1996, completed four proprietary high resolution 2-D seismic surveys over an eight block area. Based on these surveys, in October and November of 1996, the Company drilled two gross (1.52 net) successful development wells and one gross (1.0 net) successful exploratory well in this area. These wells were placed on production by the end of December 1996 and, coupled with the replacement of compression equipment at the related production facilities, the Company's average daily oil and gas production increased to 43.5 MMcfe/d during the first half of 1997, representing a 67% increase over 1996 average daily production rates. During the first six months of 1997, the Company drilled one additional successful development well (1.0 net), one unsuccessful development well for a net cost of $1.2 million, and performed one major recompletion in its Shallow Gas focus area. Production from the new well commenced in July 1997 and the recompletion is currently producing 6.3 MMcf/d (3.6 MMcf/d net to the Company). The Company's capital budget for the last six months of 1997 includes the drilling of five gross (2.7 net) exploratory wells in its Shallow Gas focus area, for an aggregate net cost to drill and complete of approximately $10.0 million.

      In its Breton Sound focus area, the Company owns and operates several old prolific fields. In November 1996, the Company completed a 36 square-mile 3-D seismic survey on its Main Pass 35 Field and adjoining acreage which resulted in the identification of one development and seven exploratory drilling prospects. Based upon this new data, the Company acquired an additional 5,170 gross acres, which increased its holdings in the Breton Sound focus area to almost 10,000 gross acres. In July 1997, the Company entered into a joint venture agreement with Burlington Resources Oil & Gas Company to drill these prospects. The Company will operate these prospects and has retained an approximate 42.4% working interest. In addition, the Company acquired a 100% working interest in a development prospect on an adjacent block. The Company's capital budget for the last six months of 1997 in the Breton Sound focus area includes the drilling of two gross (1.45 net) development and one gross (0.45 net) exploratory wells for an aggregate net cost to Callon to drill and complete of approximately $8.2 million.

      In 1996, the Company joined with Murphy Exploration and Production, Inc. ("Murphy") to acquire 18 federal blocks in the Deep OCS focus area and in 1997 joined with Murphy and another oil company to acquire an additional 13 blocks, four of which are located in the Shallow Gas focus area. The Company owns a 25% working interest in 23 of these blocks and a 20% working interest in the remaining eight. Murphy operates these properties. To date Callon has participated with Murphy in the drilling of four gross (1.0 net) unsuccessful exploratory wells at a total cost of $6.1 million, net to the Company. The Company's capital budget for the last six months of 1997 includes the drilling of one gross (0.2 net) Deep OCS focus area exploratory prospect at a net cost to Callon to drill and complete of approximately $2.9 million.

      In total, the Company's current capital budget includes the drilling of two gross (1.5 net) development wells and seven gross (3.3 net) exploratory wells during the last six months of 1997 at an estimated net cost to the Company to drill and complete of approximately $21.2 million. These drilling operations will be financed from cash flows from operations, the net proceeds of the offering of the Outstanding Notes and borrowings under the Company's credit facility with a commercial bank ("Credit Facility"). See "Use of Proceeds."

      PRODUCING PROPERTY ACQUISITIONS. Over the past eight years, the Company has increased its reserves through the acquisition of producing properties that are geologically complex, have (or are analogous to fields with) an established production history from stacked pay zones and are candidates for additional exploitation. The Company focuses on reducing operating costs and implementing production enhancements through the application of technologically advanced production and recompletion techniques. Between 1989 and December 31, 1996, Callon acquired producing properties in 21 negotiated transactions, on behalf of itself and, in certain cases, its primary institutional investor, for an aggregate net purchase price of approximately $206 million and, during that period, the Company had an average Reserve Replacement Cost of $0.84 per Mcfe.

      ELF ACQUISITION. In June 1997, the Company purchased from Elf Exploration, Inc. ("Elf Exploration") an 18.8% working interest in the Mobile Area Block 864 Unit for approximately $11.8 million. The transaction also included Elf Exploration's 17.5% working interest in Mobile Area Blocks 863 and 907 and a 35% working interest in Mobile Area Block 908. The Mobile Area Block 864 Unit, operated by Chevron, is located in the Company's Shallow Gas focus area about 12 miles south-southwest of the Company's North Dauphin Island Field and is currently producing 26 MMcf/d through the unit's facilities from sub-sea depths of 2,400 feet and 2,700 feet. The Company believes exploratory drilling opportunities exist on the three blocks. See the Company's MAB 864 Acquisition Financial Statements for further information regarding the acquisition from Elf Exploration.

      TECHNOLOGICAL EXPERTISE. Through its acquisition program, the Company has assembled an operational and technical database in certain geographical areas at a low cost to the Company. The relationship with its institutional investors has allowed the Company to pursue larger acquisitions, while the cost sharing arrangements and ongoing management fees have enabled the Company to enhance the rate of return on its properties and to maintain a larger, more experienced team of technical and operating personnel than otherwise would be feasible for a company of its size.

      SIGNIFICANT PRODUCING PROPERTIES. The following table shows the PV-10 Value and estimated net proved oil and gas reserves by major field for the Company's five largest producing fields and for all other properties combined at December 31, 1996.

                             ESTIMATED NET PROVED

                                                   PERCENT
                                         PV-10      TOTAL      OIL      GAS
                             PRIMARY     VALUE      PV-10    RESERVES RESERVES
FIELD NAME/LOCATION        OPERATOR(S) ($000)(1)    VALUE    (MBBLS)   (MMCF)
--------------------------   -------   --------    -------    ------   ------
Main Pass 163 Area
 Federal Waters ..........    Callon   $ 55,604       34.7%     --     20,196
Chandeleur Block 40
 Federal Waters ..........    Callon     48,000       30.0      --     16,782
Big Escambia Creek
 Southeast Alabama .......     Exxon     14,492        9.1       991    2,673
Black Bay Complex
 Louisiana State Waters ..    Callon     11,394        7.1     1,920      684
North Dauphin Island Field
 Alabama State Waters ....    Callon      6,455        4.0      --      2,685
Other properties .........   Various     24,226       15.1       908    7,404
                                       --------    -------    ------   ------
     Total ...............             $160,171      100.0%    3,819   50,424
                                       ========    =======    ======   ======
----------------
(1) Future net cash flows attributable to the Company's estimated proved reserves and the present value of such cash flows were based on an average gas price of $3.88 per Mcf and an average oil price of $23.58 per Bbl at December 31, 1996. The average price received for production in 1996 was $2.63 per Mcf for gas and $20.55 per Bbl for oil, without the effects of hedging.

                               THE EXCHANGE OFFER

EXCHANGE OFFER......................   Up to $36,000,000 aggregate principal
                                       amount of Exchange Notes are being
                                       offered in exchange for a like principal amount of Outstanding Notes. Outstanding
                                       Notes may be tendered for exchange in
                                       whole or in part in a principal amount of $1,000 and multiples thereof. The Company is making the offer in order to satisfy its obligations under the Registration
                                       Agreement relating to the Outstanding
                                       Notes. The Company will issue the
                                       Exchange Notes to tendering holders of
                                       the Outstanding Notes promptly following the Expiration Date.

REGISTRATION AGREEMENT..............   The Outstanding Notes were sold by the
                                       Company on July 31, 1997 to Morgan Keegan
                                       & Company, Inc. (the "Initial
                                       Purchaser"), who placed the Outstanding
                                       Notes with Qualified Institutional Buyers
                                       ("QIBs"). In connection therewith, the
                                       Company executed and delivered for the
                                       benefit of the holders of the Outstanding
                                       Notes the Registration Agreement
                                       providing for, among other things, the
                                       Exchange Offer.

EXPIRATION DATE.....................   5:00 p.m., New York City time, on
                                       November 10, 1997 unless the Exchange
                                       Offer is extended by the Company. See
                                       "The Exchange Offer -- Expiration Date;
                                       Extensions; Amendments."

CONDITIONS TO THE EXCHANGE OFFER....   The Exchange Offer is subject to certain
                                       conditions, which may be waived by the
                                       Company in its sole discretion. See "The
                                       Exchange Offer - Conditions to the
                                       Exchange Offer." The Exchange Offer is
                                       not conditioned upon any minimum
                                       aggregate principal amount of Outstanding
                                       Notes being tendered or accepted for
                                       exchange. The Company reserves the right
                                       (i) to delay the acceptance of the
                                       Outstanding Notes for exchange, (ii) to
                                       terminate the Exchange Offer at any time prior to the Expiration Date upon the occurrence of certain conditions, (iii) to extend the Expiration Date of the Exchange Offer and retain all of the Outstanding Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of the Outstanding
                                       Notes to withdraw their tendered
                                       Outstanding Notes and (iv) to waive any
                                       condition or otherwise amend the terms of the Exchange Offer in any respect. See
                                       "The Exchange Offer -- Expiration Date;
                                       Extensions; Amendments."

PROCEDURES FOR TENDERING OUTSTANDING
NOTES...............................   Each holder of Outstanding Notes wishing
                                       to accept the Exchange Offer must
                                       complete, sign and date the Letter of
                                       Transmittal, or a facsimile thereof, in
                                       accordance with
                                       the instructions contained herein and
                                       therein, and mail or otherwise deliver
                                       such Letter of Transmittal, or such
                                       facsimile, together with such Outstanding
                                       Notes and any other required
                                       documentation to the Exchange Agent (as
                                       defined) at the address set forth herein.
                                       By executing the Letter of Transmittal
                                       each holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer by the holder and any beneficial owners of Outstanding Notes are being acquired in the ordinary course of business of the person receiving such Exchange Notes, (ii) neither the holder nor such beneficial owner is participating in, intends to participate in or has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and
                                       (iii) neither the holder nor such
                                       beneficial owner is an "affiliate," as
                                       defined under Rule 405 of the Securities
                                       Act, of the Company, or, if it is an
                                       affiliate of the Company, that it will
                                       comply with the registration and
                                       prospectus delivery requirements of the
                                       Securities Act to the extent applicable.
                                       Each broker-dealer that receives Exchange
                                       Notes for its own account in exchange for Outstanding Notes, where such Outstanding
                                       Notes were acquired by such broker-dealer as a result of market making activities or other trading activities, may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has undertaken, for a period of forty-five days from the consummation of the Exchange Offer, to maintain the effectiveness of this Prospectus for use in satisfaction of such persons' obligations to deliver a prospectus. The
                                       Letter of Transmittal states that by so
                                       acknowledging and by delivering a
                                       prospectus, a broker-dealer will not be
                                       deemed to admit that it is an
                                       "underwriter" within the meaning of the
                                       Securities Act. See "The Exchange Offer
                                       -- Resales of Exchange Notes."

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS...................   Any beneficial owner whose Outstanding
                                       Notes are registered in the name of a
                                       broker, dealer, commercial bank, trust
                                       company or other nominee and who wishes
                                       to tender such Outstanding Notes in the
                                       Exchange Offer should contact such
                                       registered holder promptly and instruct
                                       such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its
                                       Outstanding Notes, either make
                                       appropriate
                                       arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration
                                       Date.

GUARANTEED DELIVERY PROCEDURES......   Holders of Outstanding Notes who wish to
                                       tender their Outstanding Notes and whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes, the Letter of
                                       Transmittal or any other documents
                                       required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their
                                       Outstanding Notes according to the
                                       guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed
                                       Delivery."

WITHDRAWAL RIGHTS...................   Tenders may be withdrawn at any time
                                       prior to the Expiration Date. See "The
                                       Exchange Offer -- Withdrawal Rights."

CERTAIN FEDERAL INCOME TAX
CONSEQUENCES........................   The exchange of the Outstanding Notes for
                                       Exchange Notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. Holders should review the information set forth under "Certain
                                       Federal Income Tax Consequences" for a
                                       discussion of certain U.S. tax
                                       considerations relating to the Exchange
                                       Notes prior to tendering the Outstanding
                                       Notes in the Exchange Offer.

USE OF PROCEEDS.....................   The Company will not receive any cash
                                       proceeds from the issuance of the
                                       Exchange Notes offered hereby. See "Use
                                       of Proceeds."

EXCHANGE AGENT......................   American Stock Transfer & Trust Company,
                                       New York, is serving as Exchange Agent in connection with the Exchange Offer. See
                                       "The Exchange Offer -- Exchange Agent."

                              THE EXCHANGE NOTES

EXCHANGE NOTES......................   $36,000,000 in aggregate principal amount
                                       of 10.125% Series B Senior Subordinated
                                       Notes due 2002. The form and terms of the Exchange Notes are identical in all material respects to the terms of the respective Outstanding Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the
                                       Outstanding Notes and except for certain interest provisions relating to such registration rights. See "Description of the Exchange Notes."

MATURITY............................   September 15, 2002

INTEREST ON THE EXCHANGE NOTES......   The Exchange Notes will bear interest at
                                       the rate of 10.125% per annum, payable
                                       quarterly on December 15, March 15, June
                                       15, and September 15 commencing December
                                       15, 1997.

OPTIONAL REDEMPTION.................   The Exchange Notes will be redeemable at
                                       the option of the Company, in whole or in part, at any time on or after September
                                       15, 2000, at the redemption prices set
                                       forth herein, plus accrued and unpaid
                                       interest, if any, to the date of
                                       redemption. See "Description of the
                                       Exchange Notes -- Redemption at Option of the Company."

REDEMPTION AT THE OPTION OF
HOLDERS UPON THE COMPANY EXCEEDING
CERTAIN LEVELS OF INDEBTEDNESS......   If Senior Indebtedness of the Company and
                                       its Restricted Subsidiaries is not less
                                       than the greater of (i) $50 million and
                                       (ii) 45% of Total Consolidated Assets for at least 30 consecutive days during any consecutive 12 month period after August
                                       1, 1997, each holder of Notes may require the Company to redeem the Notes, in whole or in part, for cash at the redemption prices set forth herein, plus accrued interest to the date of redemption. See
                                       "Description of the Exchange Notes --
                                       Repurchase at Option of Holders in
                                       Certain Circumstances."

SUBORDINATION OF EXCHANGE NOTES.....   The Exchange Notes will be unsecured and
                                       subordinated in right of payment to all
                                       existing and future Senior Indebtedness
                                       of the Company and will rank pari passu
                                       with the Company's existing and future
                                       senior subordinated indebtedness,
                                       including the Company's 10% Senior
                                       Subordinated Notes due 2001 ("Existing
                                       Notes"). The Exchange Notes will also be structurally subordinated to all liabilities of the Company's subsidiaries. As of June 30, 1997, on a pro forma basis giving effect to the issuance of the Notes, the Company had outstanding $100,000 of Senior
                                       Indebtedness, $36.0 million of Notes and $24.2 million of Existing Notes. The total amount of liabilities of the Company's subsidiaries as of June 30, 1997 was $13.9 million, excluding guarantees of Senior Indebtedness. The
                                       Exchange Notes will rank senior to the
                                       Company's existing $2.125 Convertible
                                       Exchangeable Preferred Stock, Series A
                                       ("Series A Preferred Stock") and any

                                       8.5% Convertible Subordinated Debentures due 2010 ("Convertible Debentures") that may be issued upon the exchange of such Series A Preferred Stock. The Indenture pursuant to which the Exchange Notes will be issued will prohibit the Company's Restricted Subsidiaries from incurring subordinated indebtedness. See
                                       "Description of Exchange Notes --
                                       Subordination" and -- "Certain Covenants
                                       -- Limitation on Indebtedness for Money
                                       Borrowed" and "Description of Existing
                                       Securities and Debt Instruments."

CERTAIN COVENANTS...................   The Indenture pursuant to which the
                                       Exchange Notes will be issued contains
                                       certain covenants restricting the
                                       Company's ability to incur additional
                                       indebtedness if the ratio of the
                                       Company's consolidated Indebtedness for
                                       Money Borrowed (as defined) to
                                       Consolidated EBITDA (as defined) would
                                       exceed 10.0:1 or if the ratio of
                                       Consolidated EBITDA to Consolidated
                                       Interest Expense (as defined) would be
                                       less than 1.1:1. The Indenture will also prohibit restrictions on the payments of dividends by Restricted Subsidiaries and will place limitations on certain liens, restricted payments and transactions with
                                       Affiliates and the ranking of future
                                       subordinated indebtedness. See
                                       "Description of the Exchange Notes --
                                       Certain Covenants."

LISTING.............................   None. See "Risk Factors -- Lack of Public
                                       Market."

SINKING FUND........................   None.

      For additional information with respect to the Exchange Notes (including defined terms), see "Description of the Exchange Notes."

                     SUMMARY CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                               SIX MONTHS
                                                             ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                                        ------------------------    --------------------------------------
                                                           1997          1996          1996          1995          1994
                                                        ----------    ----------    ----------    ----------    ----------
                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA (1):
  Revenues:
     Oil and gas sales ..............................   $   20,844    $   12,249    $   25,764    $   23,210    $   13,948
     Interest and other .............................          695           278           946           627           171
                                                        ----------    ----------    ----------    ----------    ----------
       Total revenues ...............................       21,539        12,527        26,710        23,837        14,119
                                                        ----------    ----------    ----------    ----------    ----------
  Costs and Expenses:
     Lease operating expenses .......................        4,164         3,686         7,562         6,732         4,042
     Depreciation, depletion and amortization .......        7,581         4,844         9,832        10,376         6,049
     General and administrative .....................        2,382         1,707         3,495         3,880         3,717
     Interest .......................................          210            48           313         1,794           624
                                                        ----------    ----------    ----------    ----------    ----------
       Total costs and expenses .....................       14,337        10,285        21,202        22,782        14,432
                                                        ----------    ----------    ----------    ----------    ----------
  Income (loss) from operations .....................        7,202         2,242         5,508         1,055          (313)
  Provision (benefit) for income taxes ..............        2,311          --              50          --            (200)
                                                        ----------    ----------    ----------    ----------    ----------
  Net income (loss) .................................        4,891         2,242         5,458         1,055          (113)
  Preferred stock dividends .........................        1,398         1,398         2,242           256          --
                                                        ----------    ----------    ----------    ----------    ----------
  Net income (loss) available to common shares ......   $    3,493    $      844    $    2,663    $      799    $     (113)
                                                        ==========    ==========    ==========    ==========    ==========
  Net income (loss) per common share:
     Primary ........................................   $     0.55    $     0.15    $     0.45    $     0.14    $    (0.03)
                                                        ==========    ==========    ==========    ==========    ==========
     Assuming full dilution .........................   $     0.52    $     0.15    $     0.43    $     0.14    $    (0.03)
                                                        ==========    ==========    ==========    ==========    ==========
  Shares used in computing earnings per common share:
     Primary ........................................        6,307         5,755         5,952         5,755         4,346
                                                        ==========    ==========    ==========    ==========    ==========
     Assuming full dilution .........................        9,318         5,755         6,135         5,755         4,346
                                                        ==========    ==========    ==========    ==========    ==========
STATEMENT OF CASH FLOWS DATA (1):
  Net income (loss) .................................   $    4,891    $    2,242    $    5,458    $    1,055    $     (113)
  Depreciation, depletion and amortization ..........        7,791         4,982        10,131        10,600         6,328
  Other non-cash items ..............................        2,499            65           164           133          (112)
  Net change in assets and liabilities ..............        1,981         3,462        (1,502)       (2,336)         (756)
                                                        ----------    ----------    ----------    ----------    ----------
  Cash provided by operating activities .............       17,162        10,751        14,251         9,452         5,347
                                                        ==========    ==========    ==========    ==========    ==========
  Cash provided by (used in) investing activities ...      (33,690)       (8,867)      (32,717)      (24,237)       (6,423)
                                                        ==========    ==========    ==========    ==========    ==========
  Cash provided by (used in) financing activities ...       17,799          (955)       21,870        11,765         3,916
                                                        ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA (1):
  Working capital ...................................        4,477         1,716    $    4,878    $    4,712    $    1,896
  Oil and gas properties, net .......................      108,253        60,304        82,489        57,765        43,920
  Total assets ......................................      140,341        88,124       118,520        83,867        73,786
  Total debt ........................................       42,750           100        24,250           100        19,234
  Total stockholders' equity ........................       82,054        75,973        77,864        75,129        43,431
OTHER FINANCIAL DATA (1):
  Capital expenditures ..............................   $   33,690    $    8,867    $   32,717    $   24,237    $   10,412
  EBITDA(2) .........................................   $   15,391    $    7,337    $   16,066    $   13,582    $    6,727
  Ratio of earnings to fixed charges (3) ............         35.3          47.7          18.6           1.6          --

(FOOTNOTES ON NEXT PAGE)

----------
(1) The Company succeeded to the business and properties of Callon Petroleum Operating Company ("Callon Petroleum Operating"), Callon Consolidated Partners, L.P. ("CCP") and CN Resources ("CN") on September 16, 1994 (the "Consolidation"). Historical information about the Company prior to September 16, 1994 includes the financial and operating information of the predecessors of the Company, other than the interest in CN not owned by Callon Petroleum Operating, combined as entities under common control in a manner similar to a pooling of interests. See "The Company."

(2) EBITDA is earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's operating performance or to cash flow as a measure of liquidity.

(3) For purpose of computing this ratio, "earnings" represent income (loss) before income taxes and extraordinary item plus fixed charges. "Fixed charges" consist of interest expense on all indebtedness and that portion of rental expense considered to be representative of the interest factor therein. As a result of the loss incurred for the year ended December 31, 1994 earnings did not cover fixed charges by $313,000.

                      SUMMARY OPERATING AND RESERVE DATA(1)

                                           SIX MONTHS ENDED
                                               JUNE 30,                YEARS ENDED DECEMBER 31,
                                       -----------------------   ------------------------------------
                                          1997         1996         1996         1995         1994
                                       ----------   ----------   ----------   ----------   ----------
PRODUCTION DATA:
  Oil (MBbls) ......................          237          302          585          594          364
  Gas (MMcf) .......................        6,448        2,912        6,269        6,694        4,076
  Total production (MMcfe) .........        7,869        4,725        9,781       10,261        6,260
AVERAGE SALES PRICE:
  Oil (per Bbl) ....................   $    19.36   $    18.12   $    18.27   $    16.68   $    15.63
  Gas (per Mcf) ....................         2.52         2.33         2.40         1.96         2.00
  Total production (per Mcfe)  .....         2.65         2.59         2.63         2.24         2.21
OTHER OPERATING DATA:
  Lease operating expenses/Mcfe ....   $     0.43   $     0.58   $     0.57   $     0.49   $     0.49
  Severance taxes/Mcfe .............         0.09         0.20         0.20         0.17         0.16
  Capital expenditures (net) (000's)       33,690        8,867       32,717       24,237       10,412

                                                         DECEMBER 31,
                                              ----------------------------------
                                               1996(2)       1995         1994
                                              --------     --------     --------
Reserve Replacement Costs/Mcfe(3) .......     $   0.74     $   1.05     $   0.97

ESTIMATED NET PROVED RESERVES:
  Oil (MBbls) ...........................        3,819        4,766        4,424
  Gas (MMcf) ............................       50,424       29,667       24,102
  Gas equivalent (MMcfe) ................       73,338       58,263       50,646
  Estimated future net cash flows,
    before income taxes (000's) .........     $216,154     $ 95,730     $ 59,477
  PV-10 Value (000's) ...................     $160,171     $ 63,764     $ 41,383

--------------------
(1) The Company succeeded to the business and properties of its predecessor entities on September 16, 1994 pursuant to the Consolidation. Historical data about the Company prior to September 16, 1994 includes the operating data of the Company's predecessors, other than the interest in CN not owned by Callon Petroleum Operating, combined as entities under common control, in a manner similar to a pooling of interests. See "The Company."

(2) Future net cash flows attributable to the Company's estimated proved reserves and the present value of such cash flows were based on an average gas price of $3.88 per Mcf and an average oil price of $23.58 per Bbl at December 31, 1996. The average price received for production in 1996 was $2.63 per Mcf for gas and $20.55 per Bbl for oil, without the effects of hedging.

(3)   See "Glossary."

                                  RISK FACTORS

      THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, STATEMENTS UNDER "PROSPECTUS SUMMARY", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES" REGARDING THE COMPANY'S FINANCIAL POSITION, ESTIMATED RESERVE QUANTITIES AND NET PRESENT VALUES OF RESERVES, BUSINESS STRATEGY, PLANS AND OBJECTIVES OF MANAGEMENT OF THE COMPANY FOR FUTURE OPERATIONS AND COVENANT COMPLIANCE, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UPON WHICH SUCH FORWARD-LOOKING STATEMENTS ARE BASED ARE REASONABLE, IT CAN GIVE NO ASSURANCES THAT SUCH ASSUMPTIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED BELOW AND ELSEWHERE IN THIS PROSPECTUS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED BY THE CAUTIONARY STATEMENTS. PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY SHOULD CAREFULLY CONSIDER, TOGETHER WITH OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS THAT AFFECT THE COMPANY.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

      As of June 30, 1997, as adjusted to give effect to the sale of the Notes and the application of the net proceeds therefrom, the Company's total long-term debt would have been approximately $60.3 million. See "Capitalization" and "Use of Proceeds." The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

SUBORDINATION

      The Outstanding Notes are and the Exchange Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will rank PARI PASSU with the Company's existing and future senior subordinated indebtedness, including the Existing Notes. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes outstanding. The Notes are also structurally subordinated to the obligations of the Company's subsidiaries. As of June 30, 1997, on a pro forma basis giving effect to the issuance of the Notes, the Company had outstanding $100,000 of Senior Indebtedness, $36.0 million of Notes and $24.2 million of Existing Notes, and the total amount of liabilities of the Company's subsidiaries as of June 30, 1997 was $13.9 million, excluding guarantees of Senior Indebtedness. The Existing Notes rank PARI PASSU with the Outstanding Notes and will rank PARI PASSU with the Exchange Notes. Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions, and the Company's subsidiaries may incur obligations which are structurally senior to the Notes. See "Description of the Exchange Notes -- Subordination of the Exchange Notes."

CONSEQUENCES OF A FAILURE TO EXCHANGE OUTSTANDING NOTES

      The Outstanding Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions, including the Company's and the Trustee's right in certain cases to require the delivery of opinions of counsel, certifications and other information prior to any such transfer. Outstanding Notes that remain outstanding after the consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Outstanding Notes that remain outstanding will not be entitled to any rights to have such Outstanding Notes registered under the Securities Act or to any similar rights under the Registration Agreement (subject to certain limited exceptions). The Company currently intends to register under the Securities Act Outstanding Notes that remain outstanding after consummation of the Exchange Offer only if such Outstanding Notes are held by the Initial Purchaser and persons ineligible to participate in the Exchange Offer. If Outstanding Notes are tendered and accepted in the Exchange Offer, the market for untendered Outstanding Notes is likely to diminish; accordingly, holders who do not tender their Outstanding Notes may encounter difficulties in selling such notes following the Exchange Offer.

      The Exchange Notes and any Outstanding Notes that remain outstanding after consummation of the Exchange Offer will constitute a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the Exchange Notes."

      The Indenture provides that if (i) an exchange offer registration statement or resale shelf registration statement is not filed by October 1, 1997 or (ii) an exchange offer registration statement is not declared effective by November 15, 1997, Special Interest will accrue and be payable quarterly until such time as a registration statement is filed or becomes effective, as the case may be. In addition, if (i) an exchange offer is not consummated or a resale shelf registration statement is not declared effective by December 31, 1997 or
(ii) either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain exceptions), Special Interest will accrue and be payable quarterly until such time as an exchange offer is consummated or a resale shelf registration statement is declared effective, as the case may be. Following consummation of the Exchange Offer neither the Outstanding Notes nor the Exchange Notes will be entitled to any increase in the interest rate thereon. See "Description of the Outstanding Notes" and "Description of the Exchange Notes."

LACK OF PUBLIC MARKET

      The Outstanding Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. The Outstanding Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes. See "-- Consequences of a Failure to Exchange Outstanding Notes."

      Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by the holders (who are not affiliates of the Company) without compliance with the registration and prospectus delivery requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. See "The Exchange Offer -- Resales of Exchange Notes." The Company has been advised by the Initial Purchaser that the Initial Purchaser presently intends to make a market in the Exchange Notes. However, the Initial Purchaser is not obligated to do so and any market making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors including general economic conditions and the financial condition of the Company. The Company does not intend to apply for a listing or quotation of the Exchange Notes on any securities exchange or stock market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

      The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

      Notwithstanding the registration of the Exchange Notes in the Exchange Offer, holders who are "affiliates" (as defined under Rule 405 of the Securities
Act) of the Company may publicly offer for sale or resell the Exchange Notes only in compliance with the provisions of Rule 144 under the Securities Act. See "The Exchange Offer -- Resales of Exchange Notes."

      Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "The Exchange Offer -- Resales of Exchange Notes."

EXCHANGE OFFER PROCEDURES

      Issuance of the Exchange Notes in exchange for the Outstanding Notes pursuant to the Exchange Offer will be made only after timely receipt by the Company of such Outstanding Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Outstanding Notes desiring to tender such Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes for exchange.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

      The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States, the condition of the United States economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternate fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

      The Company's estimated proved reserves, future net cash flows attributable to the Company's estimated net proved reserves and the present value of such cash flows were based on an average gas price of $3.88 per Mcf and an average oil price of $23.58 per Bbl at December 31, 1996. The average price received for production in 1996 was $2.63 per Mcf for gas and $20.55 per Bbl for oil, without the effects of hedging.

      Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

      In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk.

RISKS OF EXPLORATION AND DEVELOPMENT

      The major focus of the Company's operations over the next two years is expected to be the exploration for and development of oil and gas properties, primarily in federal and state waters in the Gulf of Mexico. Exploration and drilling activities are generally considered to be of a higher risk than acquisitions of producing oil and gas properties. Additionally, the Company's wells in its Deep OCS focus area seek to discover deposits of gas at deep formations, and have more risk than wells seeking to develop hydrocarbons from shallow formations. No assurances can be made that the Company will discover oil and gas in commercial quantities in its exploration and development operations. Expenditure of a material amount of funds in exploration for oil and gas without discovery of commercial quantities of reserves will have a material adverse effect upon the Company.

OPERATING HAZARDS, OFFSHORE OPERATIONS AND UNINSURED RISKS

      Callon's operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. These risks could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Moreover, a substantial portion of the Company's operations are offshore and therefore are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.

      The Company maintains insurance of various types to cover its operations, including maritime, employer's liability and comprehensive general liability. Amounts in excess of base coverages are provided by primary and excess umbrella liability policies with maximum limits of $50 million. In addition, the Company maintains operator's extra expense coverage, which provides coverage for the control of wells drilled and/or producing and redrilling expenses and pollution coverage for wells out of control.

      No assurances can be given that Callon will be able to maintain adequate insurance in the future at rates the Company considers reasonable. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and results of operations.

ESTIMATES OF OIL AND GAS RESERVES

      This Prospectus contains estimates of oil and gas reserves, and the future net cash flows attributable to those reserves, prepared by Huddleston & Co., Inc., independent petroleum and geological engineers (the "Reserve Engineers") and by the Company's reserve engineers. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows attributable to such reserves, including factors beyond the control of the Company and the Reserve Engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices and expenditures for future development and exploitation activities, and of engineering and geological interpretation and judgment. Additionally, reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development and exploitation activities and prices of oil and gas. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and the value of cash flows from such reserves may vary significantly from the assumptions and estimates set forth herein. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. In calculating reserves on a Mcfe basis, oil was converted to gas equivalent at the ratio of six Mcf of gas to one Bbl of oil. While this ratio approximates the energy equivalency of gas to oil on a Btu basis, it may not represent the relative prices received by the Company on the sale of its oil and gas production.

      The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to estimated proved reserves set forth in this Prospectus were prepared by the Reserve Engineers in accordance with the rules of the Commission, and are not intended to represent the fair market value of such reserves.

ABILITY TO REPLACE RESERVES

      The Company's future success depends upon its ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. As is generally the case in the Gulf Coast region, many of the Company's producing properties are characterized by a high initial production rate, followed by a steep decline in production. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. Without successful exploration or acquisition activities, the Company's reserves and revenues will decline rapidly. No assurances can be given that the Company will be able to find and develop or acquire additional reserves at an acceptable cost.

      The exploration for oil and gas requires the expenditure of substantial amounts of capital, and there can be no assurances that commercial quantities of oil or gas will be discovered as a result of such activities. The Company's current capital budget includes drilling two gross (1.5 net) development wells and seven gross (3.3 net) exploratory wells during the last six months of 1997. The estimated cost, net to the Company, to drill and complete these wells is approximately $21.2 million with dry hole costs of approximately $10.3 million. The drilling of several unsuccessful wells in this area could have a material adverse effect on the Company and its ability to repay the Notes. In addition, the successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In addition, no assurances can be given that the Company's exploitation and development activities will result in any increases in reserves. The Company's operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties or shortages or delays in the delivery of equipment. In addition, the costs of exploration and development may materially exceed initial estimates.

SUBSTANTIAL CAPITAL REQUIREMENTS

      The Company makes, and will continue to make, substantial capital expenditures for the exploitation, exploration, acquisition and production of oil and gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, proceeds from bank borrowings and issuance of debt and equity securities. The Company's total capital expenditure budget for the last half of 1997 is approximately $25 million and for 1998 will range from approximately $49 million to $74 million depending on the success of the Company's drilling activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures." The Company makes unsolicited offers for the acquisition of oil and gas properties in the normal course of business. In the event that any such offers are accepted, the amount or composition of the Company's capital expenditure budget could be revised significantly.

      The Company believes that it will have sufficient cash provided by operating activities, the proceeds from the offering of the Outstanding Notes and borrowings under its Credit Facility to fund such planned capital expenditures. If revenues or the Company's borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HEDGING OF PRODUCTION

      Part of the Company's business strategy is to reduce its exposure to the volatility of oil and gas prices by hedging a portion of its production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In a typical hedge transaction, the Company will have the right to receive from the counterparty to the hedge, the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, the Company is required to pay the counterparty this difference multiplied by the quantity hedged. The Company is required to pay the difference between the floating price and the fixed price (when the floating price exceeds the fixed price) regardless of whether the Company has sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require the Company to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging will also prevent the Company from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge. Approximately 27% of the Company's estimated oil production for the last six months of 1997 is hedged at a New York Mercantile Exchange ("NYMEX") floor price of $18.00 per Bbl and a ceiling price of $24.00 per Bbl (NYMEX). In addition, from July 1997 through March 1998, the Company has hedged 30% of its estimated natural gas equivalent production at an average floor price of $2.00 per MMBtu (NYMEX) and an average ceiling price of $2.66 per MMBtu (NYMEX).

COMPETITION

      The Company operates in the highly competitive areas of oil and gas exploration, development and production. The availability of funds and information relating to a property, the standards established by the Company for the minimum projected return on investment, the availability of alternate fuel sources and the intermediate transportation of gas are factors which affect the Company's ability to compete in the marketplace. The Company's competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local gas gatherers, many of which possess greater financial and other resources than the Company. See "Business and Properties -- Competition,
Markets and Regulation."

ENVIRONMENTAL AND OTHER REGULATIONS

      The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, require remedial measures to mitigate pollution from former operations such as plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. If such stricter legislation were to be enacted or regulations adopted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

      The Company's operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Moreover, the Company could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on the Company's financial condition and results of operations. The Company maintains insurance coverage for its operations, including limited coverage for sudden environmental damages, but does not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Moreover, the Company does not believe that insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. Accordingly, the Company may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of its properties in the event of certain environmental damages. See "Business and Properties -- Environmental Regulations."

CONTROL OF THE COMPANY, STOCKHOLDERS' AGREEMENT

      John S. Callon, Fred L. Callon and members of their families (collectively, the "Callon Family") and NOCO Enterprises, L.P., a limited partnership owned by a consortium of European institutional investors ("NOCO"), who collectively and beneficially own over 60% of the outstanding Common Stock have entered into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which members of the Callon Family and NOCO agree (i) to vote for two directors nominated by each party; (ii) not to support certain changes in control without the consent of the other party; and (iii) not to sell Common Stock without first offering it to the other party, except in limited circumstances. As a result of the Stockholders' Agreement, it is expected that the members of the Callon Family and NOCO will be able to control the election of at least four directors of the Company. NOCO has informed the Company that it intends to transfer 1,839,386 of the Common Shares owned by it to Fred. Olsen Energy AS ("FOE").

Upon such transfer, the Common Shares owned by FOE will continue to be subject to the Stockholders' Agreement. See "Principal Stockholders -- Stockholders' Agreement."

                                   THE COMPANY

      The Company was formed under Delaware law in 1994 to succeed to the business and properties of Callon Petroleum Operating, an independent energy company owned by members of the Callon Family, Callon Consolidated Partners, L.P., a publicly traded limited partnership ("CCP"), and CN Resources, a joint venture engaged in the oil and gas business ("CN").

      The predecessors of Callon Petroleum Operating were formed in 1950 by John
S. Callon. Since that time and until September 16, 1994, Callon Petroleum Operating or its predecessors were actively engaged in the oil and gas business. CCP was a publicly traded limited partnership formed in 1987 by the consolidation of oil and gas limited partnerships formed by Callon Petroleum Operating. Callon Petroleum Operating was the sole general partner of CCP. CN was a general partnership formed in April 1992 of which Callon Petroleum Operating and NOCO were the only partners.

      Effective September 16, 1994, pursuant to the Consolidation, CCP was merged into the Company and the Company acquired all of the capital stock of Callon Petroleum Operating, as well as the partnership interest in CN formerly owned by NOCO ("NOCO Interest"). As a result, the Company has acquired the properties and liabilities of CCP, Callon Petroleum Operating and CN. Because all of the parties to the Consolidation (other than CN) were under common control, the financial statements and operating data of the Company include the financial statements and operating data of CCP and Callon Petroleum Operating, including Callon Petroleum Operating's ownership interest in CN, which were combined in a manner similar to a pooling of interests. The acquisition of the NOCO Interest was recorded as a purchase effective as of the date of the Consolidation (September 16, 1994). Amounts related to the Company's acquisition of the NOCO Interest, therefore, are included from the date of the purchase for the periods presented in the Consolidated Financial Statements.

      The Company's principal executive office is located at 200 North Canal Street, Natchez, Mississippi 39120, and its telephone number is (601) 442-1601.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

      In connection with the sale of the Outstanding Notes, the Company entered into the Registration Agreement with the Initial Purchaser, pursuant to which the Company agreed to file and to use its best efforts to cause to become effective with the Commission a registration statement with respect (subject to certain exceptions) to the exchange of the Outstanding Notes for debt securities with terms identical in all material respects to the terms of the Outstanding Notes. A copy of the Registration Agreement has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part.

      The Exchange Offer is being made to satisfy the contractual obligations of the Company under the Registration Agreement. The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that:
(i) the Exchange Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Outstanding Notes and will not be entitled to resale registration under the Registration Agreement, although the Registration Agreement does provide for prospectus delivery procedures to assist resales of Exchange Notes, and (ii) the Exchange Notes will not provide for any increase in the interest rate thereon. In that regard, the Outstanding Notes provide that if (i) an exchange offer registration statement or resale shelf registration statement is not filed by October 1, 1997 or (ii) an exchange offer registration statement is not declared effective by November 15, 1997, Special Interest will accrue and be payable quarterly until such time as a registration statement is filed or becomes effective, as the case may be. In addition, if (i) an exchange offer is not consummated or a resale shelf registration statement is not declared effective by December 31, 1997 or (ii) either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain exceptions), Special Interest will accrue and be payable quarterly until such time as an exchange offer is consummated or a resale shelf registration statement is declared effective, as the case may be. See "Description of the Exchange Notes" and "Description of the Outstanding Notes."

      The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Outstanding Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means any person in whose name the Outstanding Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Outstanding Notes are held of record by The Depository Trust Company who desires to deliver such Outstanding Notes by book-entry transfer at The Depository Trust Company.

TERMS OF THE EXCHANGE

      The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $36,000,000 aggregate principal amount of Exchange Notes for a like aggregate principal amount of Outstanding Notes properly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with the procedures described below. The Company will issue, promptly after the Expiration Date, an aggregate principal amount of up to $36,000,000 of Exchange Notes in exchange for a like principal amount of Outstanding Notes tendered and accepted in connection with the Exchange Offer. Holders may tender their Outstanding Notes in whole or in part in a principal amount of $1,000 and integral multiples thereof.

      The Exchange Offer is not conditioned upon any minimum number of Outstanding Notes being tendered. As of the date of this Prospectus $36,000,000 aggregate principal amount of the Outstanding Notes is outstanding.

      Holders of Outstanding Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Outstanding Notes that are not tendered for or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Agreement, except under limited circumstances. See "Risk Factors -- Consequences of a Failure to Exchange Outstanding Notes".

      If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, or upon the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Outstanding Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

      Holders who tender Outstanding Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMME NDATION TO HOLDERS OF OUTSTANDI NG NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDI NG NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZE D TO MAKE ANY SUCH RECOMME NDATION. HOLDERS OF OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGAT E AMOUNT OF OUTSTANDI NG NOTES TO TENDER AFTER READING THIS PROSPECTU S AND THE LETTER OF TRANSMITT AL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

      The term "Expiration Date" means 5:00 p.m., New York City time, on November 10, 1997 unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

      The Company expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Outstanding Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Outstanding Notes have theretofore been accepted for exchange) if any of the events or conditions referred to under "-- Conditions to the Exchange Offer" have occurred or exist or have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Outstanding Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Outstanding Notes to withdraw their tendered Outstanding Notes as described under "-- Withdrawal Rights," and (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

      Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF EXCHANGE NOTES

      Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, Exchange Notes for Outstanding Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "-- Withdrawal Rights") promptly after the Expiration Date.

      In all cases, delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Outstanding Notes or a book-entry confirmation of a book-entry transfer of Outstanding Notes into the Exchange Agent's account at the DTC, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

      The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Outstanding Notes into the Exchange Agent's account at DTC.

      Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Outstanding Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent of the Company's acceptance of such Outstanding Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Outstanding Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Outstanding Notes, Letters of Transmittal and related documents and transmitting Exchange Notes to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever, acceptance for exchange or the exchange of any Outstanding Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of Outstanding Notes) or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Outstanding Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Outstanding Notes and such Outstanding Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

      Pursuant to the Letter of Transmittal, a holder of Outstanding Notes will warrant and agree in the Letter of Transmittal that it has full power and authority to tender, exchange, sell, assign and transfer Outstanding Notes, that the Company will acquire good, marketable and unencumbered title to the tendered Outstanding Notes, free and clear of all liens, restrictions, charges and encumbrance s, and the Outstanding Notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Outstanding Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

      VALID TENDER

      Except as set forth below, in order for Outstanding Notes to be validly tendered pursuant to the Exchange Offer, the Exchange Agent must receive, at of its address set forth under "--Exchange Agent," a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents (collectively, the "Letter of Transmittal") and either (i) tendered Outstanding Notes, or (ii) Outstanding Notes tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation, in each case on or prior to the Expiration Date, or (iii) Outstanding Notes tendered in accordance with the guaranteed delivery procedures set forth below.

      If less than all of the Outstanding Notes are tendered, a tendering holder should fill in the amount of Outstanding Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

      THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      BOOK ENTRY TRANSFER

      The Exchange Agent will establish an account with respect to the Outstanding Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Outstanding Notes by causing DTC to transfer such Outstanding Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Outstanding Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal must in any case be delivered to and received by the Exchange Agent at the Exchange Agent's address set forth under "-- Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

      DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. THE LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO November 10, 1997.

      SIGNATURE GUARANTEES

      Certificates for the Outstanding Notes need not be endorsed and signature guarantees on the Letter of Transmittal are unnecessary unless (a) a certificate for the Outstanding Notes is registered in a name other than that of the person surrendering the certificate or (b) such registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for Outstanding Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange

Act as an "eligible guarantor" institution, including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 1 to the Letter of Transmittal.

GUARANTEED DELIVERY

      If a holder desires to tender Outstanding Notes pursuant to the Exchange Offer and the certificates for such Outstanding Notes are not immediately available or time will not permit the Letter of Transmittal to reach the Exchange Agent on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Outstanding Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:


            (i) such tenders are made by or through an Eligible Institution;

            (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent, as provided below, on or prior to Expiration Date; and

            (iii) the certificates (or a book-entry confirmation) representing all tendered Outstanding Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, are received by the Exchange Agent within five New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice.

      Notwithstanding any other provision hereof, the delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of Outstanding Notes, or of a book-entry confirmation with respect to such Outstanding Notes, and a properly completed and duly executed Letter of Transmittal (or facsimile thereof). Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when Outstanding Notes, book-entry confirmations with respect to Outstanding Notes and other required documents are received by the Exchange Agent.

      The Company's acceptance for exchange of Outstanding Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer.

DETERMINATION OF VALIDITY

      All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Outstanding Notes will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the view of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "-- Conditions to the Exchange Offer" or any condition or irregularity in any tender of Outstanding Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

      The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Outstanding Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

      If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in- fact, officer of a corporation or other person acting in a fiduciary or representative capacity such person should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

      A beneficial owner of Outstanding Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

RESALES OF EXCHANGE NOTES

      The Company is making the Exchange Offer in reliance on a position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a determination with respect to the Exchange Offer similar to that made in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder of Outstanding Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing Exchange Notes, or any broker-dealer who purchased Outstanding Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Outstanding Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Outstanding Notes acquired for its own account as a result of market- making or other trading activities and exchanges such Outstanding Notes for Exchange Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes. In the event that applicable interpretations by the staff of the Division of Corporation Finance change or otherwise do not permit resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, holders of Exchange Notes who transfer Exchange Notes in violation of the prospectus delivery requirements of the Securities Act or without an exemption from registration thereunder may incur liability thereunder.

      Each holder of Outstanding Notes who wishes to exchange Outstanding Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledgin g and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Outstanding Notes for their own accounts as a result of market-making activities or other trading activities (Participating Broker- Dealers) may fulfill their prospectus delivery requirements with respect to the Exchange Notes received upon exchange of such Outstanding Notes (other than Outstanding Notes that represent an unsold allotment from the original sale of the Outstanding Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such Exchange Notes for a period ending forty-five days after the consummation of the Exchange Offer or, if earlier, when all such Exchange Notes have been disposed of by such Participating Broker- Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      In that regard, each Participating Broker-Dealer who surrenders Outstanding Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Agreement, such Participating Broker-Dealer will suspend the sale of Exchange Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the Exchange Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the Exchange Notes, it shall extend the forty-five day period referred to above during which Participating Broker- Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker- Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the Exchange Notes or to and including the date on which the Company has given notice that the sale of Exchange Notes may be resumed, as the case may be.

WITHDRAWAL RIGHTS

      Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time on or prior to the Expiration Date.

      In order for a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth under "-- Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Outstanding Notes to be withdrawn, the aggregate principal amount of Outstanding Notes to be withdrawn, and (if certificates for such Outstanding Notes have been tendered) the name of the registered holder of the Outstanding Notes as set forth on the Outstanding Notes, if different from that of the person who tendered such Outstanding Notes. If Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the physical release of such Outstanding Notes, the tendering holder must submit the serial numbers shown on the particular Outstanding Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Outstanding Notes tendered for the account of an Eligible Institution. If Outstanding Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedures for Tendering Outstanding Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Outstanding Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Outstanding Notes may not be rescinded. Outstanding Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described above under "-- Procedures for Tendering Outstanding Notes."

      All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Outstanding Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST ON THE EXCHANGE NOTES

      Each Exchange Note will bear interest at the rate of 10.125% per annum from the most recent date to which interest has been paid or duly provided for on the Outstanding Note surrendered in exchange for such Exchange Note or, if no interest has been paid or duly provided for on such Outstanding Note, from July 31, 1997 (the date of original issuance of such Outstanding Notes). Interest on the Exchange Notes will be payable quarterly on September 15, December 15, March 15 and June 15 of each year, commencing on the first such date following the original issuance date of the Exchange Notes.

      Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive accrued interest on such Outstanding Notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on such Outstanding Notes prior to the original issue date of the Exchange Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Outstanding Notes, and will be deemed to have waived the right to receive any interest on such Outstanding Notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after July 31, 1997.

CONDITIONS TO THE EXCHANGE OFFER

      Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Outstanding Notes for any Exchange Notes, and, as described below, may terminate the Exchange Offer (whether or not any Outstanding Notes have theretofore been accepted for exchange), or may waive any conditions to or amend the Exchange Offer, if any of the following conditions have occurred or exist or have not been satisfied:

            (a) the Exchange Offer, or the making of any exchange pursuant to the Exchange Offer, violates applicable law or any applicable interpretation of the staff of the Commission; or

            (b) any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer; or

            (c) any law, statute, rule or regulation shall have been adopted or enacted prohibiting or limiting the Exchange Offer; or

            (d) a banking moratorium shall have been declared by United States federal, New York or Texas state authorities; or

            (e) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the Commission or any other governmental authority; or

            (f) such other conditions reasonably acceptable to the Initial Purchaser which, in the Company's judgment, would reasonaly be expected to impair the ability of the Company to proceed with the Exchange Offer.

      If the Company determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, the Company may, subject to applicable law and the provisions of the Registration Agreement, terminate the Exchange Offer (whether or not any Outstanding Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

EXCHANGE AGENT

      American Stock Transfer & Trust Company has been appointed as Exchange Agent for the Exchange Offer. Delivery of the Letter of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

                     American Stock Transfer & Trust Company
                                 40 Wall Street
                               New York, New York
                            718-921-8206 (Telephone)
                            718-921-8336 (Facsimile)

      Delivery to other than the above address or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

      The Company has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Outstanding Notes, and in handling or tendering for their customers.

      Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Outstanding Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

      The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

                                 USE OF PROCEEDS

      The net proceeds to the Company from the sale of the Outstanding Notes was $34.8 million. The Company used $18.5 million of the net proceeds of the offering of the Outstanding Notes to repay borrowings under the Credit Facility. Approximately $11.8 million of such borrowings under the Credit Facility were incurred to finance the acquisition from Elf Exploration of a working interest in Mobile Area Block 864 Unit in June 1997. The Company intends to use the remaining net proceeds together with internally generated cash flows and borrowings under its Credit Facility, to fund its capital expenditure budget for the last six months of 1997 estimated to be approximately $25 million. See "Management 's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending the use of funds to pay capital expenditures, the Company will invest in short-term investments. As of June 30, 1997, $18.6 million was outstanding under the Credit Facility with a weighted average interest rate of 6.70%.

      The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Outstanding Notes, except certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain interest provisions relating to such registration rights. See "Description of the Exchange Notes." The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the issuance and sale of the Notes and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found elsewhere in this Prospectus. Issuance of the Exchange Notes will not affect the Company's consolidated capitalization.

                                                          JUNE 30, 1997
                                                      ----------------------
                                                     HISTORICAL   AS ADJUSTED
                                                      ---------    ---------
                                                          (IN THOUSANDS)

Cash and cash equivalents .........................   $   8,940    $  25,240(1)
                                                      =========    =========
Long-term debt:
  Credit Facility .................................   $  18,600    $     100
  Existing Notes ..................................      24,150       24,150
  The Notes .......................................        --         36,000
Stockholders Equity:
  Preferred Stock, $0.01 par value, 2,500,000
    shares authorized; 1,315,500 shares of
    $2.125 Convertible Exchangeable Preferred
    Stock, Series A issued and outstanding with
    a liquidation preference of $32,887,500 .......          13           13
  Common Stock, $0.01 par value, 20,000,000
    shares authorized; 5,996,171 shares outstanding          60           60
  Unearned Compensation - Restricted Stock ........      (2,181)      (2,181)
  Capital in excess of par value ..................      76,903       76,903
  Retained earnings ...............................       7,259        7,259
                                                      ---------    ---------
  Total stockholders' equity ......................      82,054       82,054
                                                      ---------    ---------
  Total capitalization ............................   $ 124,804    $ 142,304
                                                      =========    =========
----------
(1) Assumes the remaining net proceeds from the issuance and sale of the Outstanding Notes, after the repayment of amounts outstanding under the Credit Facility, are invested in cash equivalents. See "Use of Proceeds."

                             SELECTED FINANCIAL DATA

      The following table sets forth, as of the dates and for the periods indicated, selected financial information for the Company. The financial data for each of the five years in the period ended December 31, 1996 have been derived from the audited Consolidated Financial Statements of the Company for such periods. The financial data for the six month periods ended June 30, 1997 and 1996 has been derived from the Company's unaudited Consolidated Financial Statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto. The following data is not necessarily indicative of future results for the Company.

                                                    SIX MONTHS
                                                   ENDED JUNE 30,                    YEAR ENDED DECEMBER 31,
                                                -------------------   -----------------------------------------------------
                                                  1997       1996       1996       1995       1994        1993       1992
                                                --------   --------   --------   --------   --------    --------   --------
                                                    (UNAUDITED)               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues:
     Oil and gas sales ......................   $ 20,844   $ 12,249   $ 25,764   $ 23,210   $ 13,948    $ 10,048   $ 10,015
     Interest and other .....................        695        278        946        627        171         230        232
                                                --------   --------   --------   --------   --------    --------   --------
     Total revenues .........................     21,539     12,527     26,710     23,837     14,119      10,278     10,247
Costs and Expenses:
     Lease operating expenses ...............      4,164      3,686      7,562      6,732      4,042       3,713      3,702
     Depreciation, depletion and amortization      7,581      4,844      9,832     10,376      6,049       3,411      3,360
     General and administrative .............      2,382      1,707      3,495      3,880      3,717       2,350      1,848
     Interest ...............................        210         48        313      1,794        624         196        160
                                                --------   --------   --------   --------   --------    --------   --------
     Total costs and expenses ...............     14,337     10,285     21,202     22,782     14,432       9,670      9,070
                                                --------   --------   --------   --------   --------    --------   --------
  Income (loss) from operations .............      7,202      2,242      5,508      1,055       (313)        608      1,177
  Provision (benefit) for
  income taxes ..............................      2,311       --           50       --         (200)        113        235
                                                --------   --------   --------   --------   --------    --------   --------
Income (loss) before cumulative
  effect of  change in accounting
  principle .................................      4,891      2,242      5,458      1,055       (113)        495        942
Cumulative effect of change in
  accounting principle (2) ..................       --         --         --         --         --         5,262       --
                                                --------   --------   --------   --------   --------    --------   --------
Net income (loss) ...........................      4,891      2,242      5,458      1,055       (113)      5,757        942
Preferred stock dividends ...................      1,398      1,398      2,795        256       --          --         --
                                                --------   --------   --------   --------   --------    --------   --------
Net income (loss) available to common shares       3,493        844      2,663        799       (113)      5,757        942
Pro forma adjustment (unaudited):
Provision for income taxes(2) ...............       --         --         --         --         --           100        145
                                                --------   --------   --------   --------   --------    --------   --------
Pro forma net income (loss) .................   $  3,493   $    844   $  2,663   $    799   $   (113)   $  5,657   $    797
                                                ========   ========   ========   ========   ========    ========   ========
Net income (loss) per common share:
     Primary ................................   $   0.55   $   0.15   $   0.45   $   0.14   $  (0.03)   $   1.53   $   0.25
                                                ========   ========   ========   ========   ========    ========   ========
     Assuming full dilution .................   $   0.52   $   0.15   $   0.43   $   0.14   $  (0.03)   $   1.53   $   0.25
                                                ========   ========   ========   ========   ========    ========   ========
Shares used in computing earnings
  per common share:
     Primary ................................      6,307      5,755      5,952      5,755      4,346       3,769      3,769
                                                ========   ========   ========   ========   ========    ========   ========

                                       37

     Assuming full dilution .................      9,318      5,755      6,135      5,755      4,346       3,769      3,769
                                                ========   ========   ========   ========   ========    ========   ========

                                   SIX MONTHS ENDED JUNE 30,                         YEAR ENDED DECEMBER 31,
                                   ------------------------    ------------------------------------------------------------------
                                      1997          1996          1996          1995          1994          1993          1992
                                   ------------------------    ------------------------------------------------------------------
                                         (UNAUDITED)                              (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF CASH FLOWS DATA(1):
  Net income (loss) ............   $    4,891    $    2,242    $    5,458    $    1,055    $     (113)   $    5,757    $      942
  Depreciation, depletion and
   amortization ................        7,791         4,982        10,131        10,600         6,328         3,657         3,577
  Other non-cash items .........        2,499            65           164           133          (112)       (5,114)          270

  Net change in assets and
   liabilities .................        1,981         3,462        (1,502)       (2,336)         (756)          435        (2,758)
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Cash provided by operating
   activities ..................       17,162        10,751        14,251         9,452         5,347         4,735         2,031
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
  Cash provided by (used in)
   investing activities ........      (33,690)       (8,867)      (32,717)      (24,237)       (6,423)       (2,710)       (3,817)
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
  Cash provided by (used in)
   financing activities ........       17,799          (955)       21,870        11,765         3,916        (1,695)          233
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA(1):

  Working capital ..............   $    4,477    $    1,716    $    4,878    $    4,712    $    1,896    $     (687)   $   (1,011)
  Oil and gas properties, net ..      108,253        60,304        82,489        57,765        43,920        21,000        22,138
  Total assets .................      140,341        88,124       118,520        83,867        73,786        39,825        35,570
  Total debt ...................       42,750           100        24,250           100        19,234         2,691         2,975
  Total stockholders' equity ...       82,054        75,973        77,864        75,129        43,431        27,170        22,711

OTHER FINANCIAL DATA(1):

  Capital expenditures, net ....   $   33,690    $    8,867    $   32,717    $   24,237    $   10,412    $    2,710    $    3,817
  EBITDA(2) ....................   $   15,181    $    7,337    $   16,066    $   13,582    $    6,727    $    4,496    $    4,949
  Ratio of earnings to fixed
   charges(3) ..................         35.3          47.7          18.6           1.6          --             3.6           6.6

----------
(1) The Company succeeded to the business and properties of Callon Petroleum Operating, CCP and CN on September 16, 1994 pursuant to the Consolidation. Historical information about the Company prior to September 16, 1994 includes the financial and operating information of the predecessors of the Company, other than the interest in CN not owned by Callon Petroleum Operating, combined as entities under common control in a manner similar to a pooling of interests. See "The Company."
(2) EBITA is earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's operating performance or to cash flow as a measure of liquidity.
(3) For purpose of computing this ratio, "earnings" represent income (loss) before income taxes and extraordinary item plus fixed charges. "Fixed charges" consist of interest expense on all indebtedness and that portion of rental expense considered to be representative of the interest factor therein. As a result of the loss incurred for the year ended December 31, 1994, earnings did not cover fixed charges by $313,000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

      The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States, the condition of the United States economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternate fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

      Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

      The Company uses the full cost method of accounting for the Company's investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized into a "full cost pool." Oil and gas properties in the pool, plus estimated future expenditures to develop proved reserves and future abandonment, site remediation and dismantlement costs, are depleted and charged to operations using the unit of production method based on the ratio of current production to total estimated proved recoverable oil and gas reserves. To the extent that such capitalized costs (net of depreciation, depletion and amortization) exceed the discounted future net cash flows on an after-tax basis of estimated proved oil and gas reserves, such excess costs are charged to operations. Once incurred, the write-down of oil and gas properties is not reversible at a later date even if oil or natural gas prices increase.

RESULTS OF OPERATIONS

      The following table sets forth selected operating data for the Company for the periods and upon the basis indicated.

                                                SIX MONTHS ENDED JUNE 30         YEAR ENDED DECEMBER 31,
                                                -----------------------   ------------------------------------
                                                   1997         1996         1996         1995         1994
                                                ----------   ----------   ----------   ----------   ----------
Production:
     Oil (MBbls) ............................          237          302          585          594          364
     Gas (MMcf) .............................        6,448        2,912        6,269        6,694        4,076
     Total production (MMcfe) ...............        7,869        4,725        9,781       10,261        6,260
Average Sales Price:
     Oil (per Bbl) ..........................   $    19.36   $    18.12   $    18.27   $    16.68   $    15.63
     Gas (per Mcf) ..........................         2.52         2.33         2.40         1.96         2.00
     Total production (per Mcfe) ............         2.65         2.59         2.63         2.24         2.21
Average Costs (per Mcfe):
     Lease operating expenses
       (excluding severance taxes) ..........   $     0.43   $     0.58   $     0.57   $     0.49   $     0.49
     Severance taxes ........................         0.09         0.20         0.20         0.17         0.16
     Depreciation, depletion and amortization         0.96         1.03         1.01         1.01         0.97
     General and administrative
       (net of management fees) .............         0.30         0.36         0.36         0.38         0.59

The following table sets forth selected production data for the Company for the periods and upon the basis indicated.

                                    SIX MONTHS
                                  ENDED JUNE 30,    YEAR ENDED DECEMBER 31,
                                 ---------------   ------------------------
                                  1997     1996     1996     1995     1994
                                 ------   ------   ------   ------   ------
                                     (MMCFE)                  (MMCFE)
Production attributable to:
  Main Pass 163 Area .........    2,477       33      463     --       --
  Chandeleur Block 40 ........    2,251      757    1,385      144       37
  Big Escambia Creek .........      434      378      739      390     --
  Black Bay Complex ..........      558      606    1,208    1,351      603
  North Dauphin Island Field .      826    1,475    3,069    5,102    2,524
                                 ------   ------   ------   ------   ------
                                  6,546    3,249    6,864    6,987    3,164
  Other properties ...........    1,323    1,476    2,917    3,274    3,096
                                 ------   ------   ------   ------   ------
     Total ...................    7,869    4,725    9,781   10,261    6,260
                                 ======   ======   ======   ======   ======

      SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30,
      1996

      For the six months ended June 30, 1997, total oil and gas revenues increased by $8.6 million, or 70%, to $20.8 million when compared to $12.2 million for the same period in 1996.

      For the six months ending June 30, 1997, oil production and oil revenues decreased to 237 MBbls and $4.6 million, respectively. For the comparable period in 1996, oil production was 302 MBbls while revenues totaled $5.5 million. Oil prices during the first six months of 1997 averaged $19.36, compared to $18.12 for the same period in 1996. Although prices were higher, the loss of production from properties which were sold and a production decline in other non-core properties caused the overall decline in oil revenues.

      Natural gas production and revenue for the six-month period ending June 30, 1997 were 6.4 Bcf and $16.3 million, respectively, increasing from 2.9 Bcf and gas revenues of $6.8 million in the first six months of 1996. The average sales price for natural gas in the first six months in 1997 was $2.52 per Mcf, a $0.19 per Mcf increase over the same period in 1996. The combination of increased prices and production volumes generated the 140% increase in total gas revenues.

      Lease operating expenses, excluding severance taxes, for the first half of 1997 increased by 26% to $3.4 million from $2.7 million for the 1996 comparable period. This increase is primarily the result of expenses associated with producing properties acquired in the first quarter. Severance taxes decreased by 22% to $0.7 million during the first six months of 1997 from $0.9 million for the same period in 1996 as a result of production declines attributable to the Company's onshore properties and property sales.

      Depreciation, depletion and amortization for the first six months of 1997 was $7.6 million, or $0.96 per Mcfe. For the same period in 1996, the total was $4.8 million or $1.03 per Mcfe.

      During the first six months of 1997, general and administrative expenses increased by 40% to $2.4 million compared to $1.7 million for the six-month period in 1996. Increased executive compensation, travel and transportation expenses and the loss of management fees, as a result of property sales, combined to produce this overall increase.

      Interest expense during the first half of 1997 was $210,000 compared to $48,000 for the first half of 1996 as a result of the increase in the Company's long-term debt.

      YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE YEAR ENDED DECEMBER 31,
      1995

      Oil and gas sales increased $2.6 million, or 11%, during 1996 to $25.8 million compared to $23.2 million in 1995. While oil and gas production volumes for 1996 were lower than those reported in 1995, substantial price increases for both oil and gas more than offset the loss in revenues. The average sales price per barrel sold in 1996 increased to $18.27, compared to $16.68 for 1995. The average sales price per Mcf of gas sold increased from $1.96 in 1995 to $2.40 in 1996.

      Oil production for 1996 decreased slightly to 585,000 Bbls from the 594,000 Bbls produced in 1995. This reduction was primarily attributable to the implementation of the required environmental protection program (zero discharge) at the Black Bay Complex, the Company's largest single oil producing prospect. During this process, several producing wells were shut-in while various new equipment was installed. In addition, several wells were temporarily shut-in while repairs were conducted on the service lines. Therefore, average daily production for 1996 dropped to 1,599 Bbls/d compared to 1,629 Bbls/d in 1995.

      Gas production for 1996 was 6.3 Bcf, a decrease from the 6.7 Bcf reported in 1995. This reduction was primarily attributable to the loss of production from the North Dauphin Island Field where problems with excess water content in the gas sales stream were encountered early in the year requiring the installation of a dehydrator and removal of water from the lines. Extraneous water production from the #2A well led to the shut-in of the well and the natural decline of the reservoir pressure. Also during the year, this field incurred a lower production rate due to compressor inefficiencies which led to a compressor restaging program that was completed in late September.

      Lease operating expenses, including severance taxes, increased from $6.7 million in 1995 to $7.6 million in 1996. A large portion of this increase, $600,000, is attributable to normal expenses associated with new property additions. Other expenses included the installation of a dehydrator and the workover expenses at the North Dauphin Island Field.

      Depreciation, depletion and amortization expense for 1996 was $9.8 million compared to $10.4 million for 1995. When compared on a per unit-of-production basis, the expense incurred was $1.01 per Mcfe produced for each of the two years.

      General and administrative expenses declined from $3.9 million for 1995 to $3.5 million for 1996, as a result of the Company's continued efforts to improve operational efficiencies.

      Interest expense decreased from $1.8 million in 1995 to $313,000 in 1996. This expense reduction corresponds with the smaller average monthly outstanding balance on the long-term debt of the Company for 1995 when compared to 1996. During the fourth quarter of 1995, the Company used $21.5 million of the proceeds from the sale of preferred stock to reduce its long-term debt. During the course of 1996, additional funds advanced under the Company's line of credit were repaid in November when the Company issued $24.2 million of its Existing Notes. The average outstanding balance in long-term debt during 1996 was $5.3 million.

      The recorded income tax expense for 1996 was $50,000. The computed provision for income taxes at the Company's expected statutory rate was $1.9 million, which was primarily offset by a reduction in the deferred tax asset valuation allowance as a result of the Company's ability to utilize its net operating losses and depletion carryovers.

      YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31,
      1994

      Oil and gas sales increased $9.3 million, or 66%, during 1995 to $23.2 million compared with $13.9 million in 1994. This increase is partially attributable to the Company's purchase in September 1994 of NOCO's interest in CN pursuant to the Consolidation as well as the acquisition of certain properties from W&T Offshore, Inc. ("1994 Properties"). The Company's purchase of the Escambia Minerals properties in June 1995 also contributed $1.9 million to the increase in oil and gas sales.

      Oil production attributable to the NOCO Interest, the Escambia Minerals properties and the 1994 Properties substantially outweighed normal production declines in previously existing properties, as oil production for 1995 increased to 594 MBbls from the 1994 level of 364 MBbls. The average price per barrel sold also increased by $1.05 in 1995 compared to 1994 prices, resulting in a total $4.3 million increase in oil revenues.

      Total gas production increased 2.6 Bcf to 6.7 Bcf in 1995 from 4.1 Bcf in 1994. A substantial portion of this increase in production was attributable to the Company's acquisition of the North Dauphin Island Field. Gas production from the North Dauphin Island Field increased from 2.5 Bcf in 1994 to 5.1 Bcf in 1995 and added $5.0 million in revenues in 1995 compared with 1994. Although spot market gas prices declined in 1995, gas price hedges limited the effect of the decline to $0.04 per Mcf.

      Lease operating expenses, including production taxes, increased 67% during 1995 to $6.7 million, compared to $4.0 million for 1994. This increase was largely attributable to the corresponding increase in oil and gas production caused by the Company's acquisition of the NOCO Interest, the Escambia Minerals properties and the 1994 Properties. The Company's purchase of the NOCO Interest in September 1994 resulted in an increase in combined lease operating expenses attributable to the North Dauphin Island Field and the Black Bay Complex from $1.5 million in 1994 to $3.6 million in 1995. Lease operating expenses on a Mcfe basis increased by less than 2% to $0.66 for 1995 compared to $0.65 for 1994.

      Total depreciation, depletion and amortization expense was $10.4 million for 1995, compared to $6.0 million for 1994. This increase reflects additional production and reserves resulting from the purchase of the NOCO Interest, the Escambia Minerals properties and the 1994 Properties.

      General and administrative expenses were $3.9 million for 1995, compared to $3.7 million in 1994. The increase was primarily attributable to the Company's expanding operations.

      The Company had a zero effective tax rate for 1995, compared to an effective rate of (63)% in 1994. The 1995 rate was primarily due to a reduction in the deferred tax asset valuation allowance of $551,000. The valuation allowance was reduced during 1995 due to a reduction in the gross deferred tax asset. This valuation allowance represents the portion of federal net operating loss carry forward and other temporary differences which the Company believes will not be utilized.

LIQUIDITY AND CAPITAL RESOURCES

    CAPITAL SOURCES

      The Company's primary sources of capital are its cash flows from operations, borrowings from financial institutions and the sale of debt and equity securities. Cash provided from operations during 1996 totaled $15.8 million. During 1996, the Company borrowed $12.9 million from financial institutions and repaid such borrowing with the proceeds from the sale of $24.2 million of Existing Notes during November, 1996. At December 31, 1996, the Company had working capital in the amount of $4.9 million. Net cash provided by operating activities for the six months ending June 30, 1997 totaled $17.2 million. During the first half of 1997, a total of $36.2 million was paid for capital expenditures and $1.4 million was paid as dividends to the preferred stockholders. The balance of the cash flow was retained for future operating expenses and potential drilling and acquisition opportunities.

      Effective October 31, 1996, the Company entered into a new Credit Facility with Chase Manhattan Bank. Borrowings under the Credit Facility are secured by mortgages covering substantially all of the Company's producing oil and gas properties. The Credit Facility provides for borrowings of a maximum of the lesser of $50 million or a borrowing base ("Borrowing Base") of $30 million which is adjusted periodically on the basis of a discounted present value of future net cash flows attributable to the Company's proved producing oil and gas reserves. Pursuant to the Credit Facility, depending upon the percentage of the unused portion of the Borrowing Base, the interest rate is equal to either the lender's prime rate or the lender's prime rate plus 0.50%. The Company, at its option, may fix the interest rate on all or a portion of the outstanding principal balance at either 1.00% or 1.375% above a defined "Eurodollar" rate, depending upon the percentage of the unused portion of the Borrowing Base, for periods of up to six months. The weighted average interest rate for the total debt outstanding at December 31, 1996 was 8.25%. Under the Credit Facility, a commitment fee of .25% or .375% per annum on the unused portion of the Borrowing Base (depending upon the percentage of the unused portion of the Borrowing Base) is payable quarterly. The Company may borrow, pay, reborrow and repay under the Credit Facility until October 31, 2000, on which date, the Company must repay in full all amounts then outstanding. At June 30, 1997, the unpaid balance due on this Credit Facility was $18.6 million.

      On November 27, 1996, the Company issued $24.2 million of Existing Notes. The Company used the proceeds to pay down the Credit Facility and for other corporate purposes. Interest on the Existing Notes is payable quarterly and began on March 15, 1997. The Existing Notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 1997, at 100% of the principal amount thereof, plus accrued interest to the redemption date. The Existing Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future indebtedness of the Company and rank PARI PASSU with the Notes. The Credit Facility and the indentures for the Existing

Notes contain, and the indenture for the Notes will contain, various covenants including restrictions on additional indebtedness and payment of cash dividends as well as maintenance of certain financial ratios.

      The Company periodically uses derivative financial instruments to manage oil and gas price risk. Settlements of gains and losses on commodity price swap contracts are generally based upon the difference between the contract price or prices specified in the derivative instrument and a NYMEX price or other cash or futures index price, and are reported as a component of oil and gas revenues. Gains or losses attributable to the termination of a swap contract are deferred and recognized in revenue when the oil and gas is sold. From October 1, 1996 to March 31, 1997, the Company had in effect hedges of gas equivalent to approximately 16% of its production at a floor price per MMBtu of $1.75 (NYMEX) and a ceiling price per MMBtu of $ 2.20 (NYMEX). In addition, the Company was party to hedges in effect from October 1, 1996 through December 31, 1996 representing approximately 81% of its oil production at a floor price per Bbl of $17.25 (NYMEX) and a ceiling price per Bbl of $19.59 (NYMEX). During the third quarter of 1996, the Company terminated hedges attributable to its fourth quarter 1996 production at a profit, which had the effect of increasing fourth quarter oil and gas revenues by $180,000. The Company is currently a party to hedges that will be in effect for the last six months of 1997 representing approximately 27% of its estimated oil production, at a floor price of $18.00 per Bbl (NYMEX) and a ceiling price per Bbl of $24.00 (NYMEX). In addition, from July 1997 through March 1998, the Company has hedged 30% of its estimated natural gas equivalent production at an average floor price of $2.00 per MMBtu (NYMEX) and an average ceiling price of $2.66 per MMBtu (NYMEX).

CAPITAL EXPENDITURES

      Capital expenditures for 1996 totaled $36.1 million which included $19.2 million of lease acquisitions, $2.7 million for the acquisition of producing properties and equipment and $14.2 million for property development and drilling activities on its properties. During the first half of 1997, capital expenditures were $36.2 million. Of such amount, approximately $12.0 million was expended on drilling and exploration activities and $22.0 million on acquisitions of producing properties, undeveloped mineral interests and seismic information attributable to future drilling sites.

      The Company has recently shifted the focus of its reserve growth strategy from the acquisition and exploitation of oil and gas properties to exploration and development drilling. For the second half of 1997, the Company expects to concentrate its exploration and development drilling in the Shallow Gas focus area and the Breton Sound focus area. The Company has identified two gross (1.5 net) development and seven gross (3.3 net) exploratory drilling locations for drilling in the second half of 1997, and the Company's capital budget includes $21.2 million to drill and complete these wells. The Company's capital budget for the remainder of 1997 will depend upon the success of its exploration and development drilling. If the Company's exploration drilling operations are successful, it may require additional capital to develop discoveries during late 1997 and thereafter. If the Company's initial drilling operations are not successful, the Company may redeploy its remaining capital budget to other activities. See "Risk Factors - Substantial Capital Requirements."

ACCOUNTING POLICIES

      On October 23, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," effective for the Company at December 31, 1996. Under FAS 123 companies can either record expenses based on the fair value of stock-based compensation upon issuance or elect to remain under the current "APB Opinion No. 25" method, whereby no compensation cost is recognized upon grant, and make disclosures as if FAS 123 had been applied. The Company will continue to account for its stock-based compensation plans under APB Opinion No. 25.

      In January 1996, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." FAS 121 requires the Company to review its oil and gas properties whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, and recognize a loss if such recoverable amounts are less than the carrying amount. There have been no impairment losses recognized as of June 30, 1997, but any future losses would be included in depletion, depreciation, amortization and impairment in future accounting periods.

      In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("FAS 128"), "Earnings Per Share", which simplifies the computation of earnings per share. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement for all prior period earnings per share data presented. The Company is currently complying with FAS 128.

      Also in early 1997, the Financial Accounting Standards Board issued Statement No. 129 ("FAS 129"), "Disclosure of Information about Capital Structure" effective for financial statements issued for periods ending after December 15, 1997. The Company believes it is in compliance with the provisions of this statement.

      In June 1997, the Financial Accounting Standard Board issued Statement No. 130 ("FAS 130"), "Reporting Comprehensive Income". FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 is effective for fiscal years ending after December 15, 1997. The Company intends to comply with the provisions of FAS 130.

                             BUSINESS AND PROPERTIES

      Callon Petroleum Company and its predecessors have been engaged in the acquisition, development, exploration and production of oil and gas since 1950. The Company's properties are geographically concentrated in Louisiana, Alabama and offshore Gulf of Mexico. Callon also manages properties for certain institutional investors. Callon was formed in 1994 through the consolidation of a publicly traded limited partnership, a joint venture with a consortium of European entities and an independent energy company owned by certain members of current management. As of December 31, 1996, the Company had estimated net proved reserves of 73.3 Bcfe with a PV-10 Value of $160.2 million, representing increases of 26% and 151% respectively, from December 31, 1995.

      The Company's objective is to enhance stockholder value through sustained growth in its reserve base, production levels and resulting cash flows from operations. Over the past two and one-half years, the Company has increasingly supplemented the acquisition of producing properties with the acquisition of acreage with development and exploratory drilling opportunities to further increase potential recoverable reserves. Since 1995, the Company has generated 47 prospects on 217,000 gross acres. In evaluating drilling opportunities, Callon performs extensive geological and geophysical studies using CAEX, including, where appropriate, the acquisition of 3-D seismic or high-resolution 2-D seismic data to facilitate these efforts.

EXPLORATION AND DEVELOPMENT OPERATIONS

      The Company's exploratory and development operations are concentrated in three areas in the Gulf of Mexico: (i) the state waters of Alabama and the federal outer continental shelf ("OCS") in the Gulf of Mexico where the Company explores for shallow gas deposits ("Shallow Gas focus area"); (ii) the Breton Sound area located primarily in the shallow state waters of Louisiana, where the Company explores for hydrocarbon deposits at total well depths of between 8,000 to 14,000 feet ("Breton Sound focus area");

and (iii) other regions of the OCS, where the Company explores for hydrocarbon deposits at total well depths of between 9,000 and 18,000 feet ("Deep OCS focus area"). Wells drilled in the Shallow Gas focus area are characterized by relatively low exploration and development costs, high initial production rates and short reserve lives. Wells drilled in the Breton Sound focus area and Deep OCS focus area are more expensive to drill and complete and have greater risks, but seek larger oil and gas deposits with longer reserve lives.

      In 1995 and 1996, the Company acquired an extensive infrastructure of production platforms, gathering systems and pipelines in its Shallow Gas focus area and, during 1996, completed four proprietary high resolution 2-D seismic surveys over an eight block area. Based on these surveys, in October and November of 1996, the Company drilled two gross (1.52 net) successful development wells and one gross (1.0 net) successful exploratory well in this area. These wells were placed on production by the end of December 1996 and, coupled with the replacement of compression equipment at the related production facilities, the Company's average daily oil and gas production increased to 43.5 MMcfe/d during the first half of 1997, representing a 67% increase over 1996 average daily production rates. During the first six months of 1997, the Company drilled one additional successful development well (1.0 net), one unsuccessful development well for a net cost of $1.2 million, and performed one major recompletion in its Shallow Gas focus area. Production from the new well commenced in July 1997 and the recompletion is currently producing 6.3 MMcf/d (3.6 MMcf/d net to the Company). The Company's capital budget for the last six months of 1997 includes the drilling of five gross (2.7 net) exploratory wells in its Shallow Gas focus area, for an aggregate net cost to drill and complete of approximately $10.0 million.

      In its Breton Sound focus area, the Company owns and operates several old prolific fields. In November 1996, the Company completed a 36 square-mile 3-D seismic survey on its Main Pass 35 Field and adjoining acreage which resulted in the identification of one development and seven exploratory drilling prospects. Based upon this new data, the Company acquired an additional 5,170 gross acres, which increased its holdings in the Breton Sound focus area to almost 10,000 gross acres. In July 1997, the Company entered into a joint venture agreement with Burlington Resources Oil & Gas Company to drill these prospects. The Company will operate these prospects and has retained an approximate 42.4% working interest. In addition, the Company acquired a 100% working interest in a development prospect on an adjacent block. The Company's capital budget for the last six months of 1997 in the Breton Sound focus area includes the drilling of two gross (1.45 net) development and one gross (0.45 net) exploratory wells for an aggregate net cost to Callon to drill and complete of approximately $8.2 million.

      In 1996, the Company joined with Murphy Exploration and Production, Inc. to acquire 18 federal blocks in the Deep OCS focus area and in 1997 joined with Murphy and another oil company to acquire an additional 13 blocks, four of which are located in the Shallow Gas focus area. The Company owns a 25% working interest in 23 of these blocks and a 20% working interest in the remaining eight. Murphy operates these properties. To date Callon has participated with Murphy in the drilling of four gross (1.0 net) unsuccessful exploratory wells at a total cost of $6.1 million, net to the Company. The Company's capital budget for the last six months of 1997 includes the drilling of one gross (0.2 net) Deep OCS focus area exploratory prospect at a net cost to Callon to drill and complete of approximately $2.9 million.

      In total, the Company's current capital budget includes the drilling of two gross (1.5 net) development wells and seven gross (3.3 net) exploratory wells during the last six months of 1997 at an estimated net cost to the Company to drill and complete of approximately $21.2 million. These drilling operations will be financed from cash flows from operations, the net proceeds of the offering of the Outstanding Notes and borrowings under the Company's Credit Facility. See "Use of Proceeds."

PRODUCING PROPERTY ACQUISITIONS

      Over the past eight years, the Company has increased its reserves through the acquisition of producing properties that are geologically complex, have (or are analogous to fields with) an established production history from stacked pay zones and are candidates for additional exploitation. The Company focuses on reducing operating costs and implementing production enhancements through the application of technologically advanced production and recompletion techniques. Between 1989 and December 31, 1996, Callon acquired producing properties in 21 negotiated transactions, on behalf of itself and, in certain cases, its primary institutional investor, for an aggregate net purchase price of approximately $206 million and, during that period, the Company had an average Reserve Replacement Cost of $0.84 per Mcfe.

ELF ACQUISITION

      In June 1997, the Company purchased from Elf Exploration, Inc. an 18.8% working interest in the Mobile Area Block 864 Unit for approximately $11.8 million. The transaction also included Elf Exploration's 17.5% working interest in Mobile Area Blocks 863 and 907 and a 35% working interest in Mobile Area Block 908. The Mobile Area Block 864 Unit, operated by Chevron, is located in the Company's Shallow Gas focus area about 12 miles south- southwest of the Company's North Dauphin Island Field and is currently producing 26 MMcf/d through the unit's facilities from sub-sea depths of 2,400 feet and 2,700 feet. The Company believes exploratory drilling opportunities exist on the three blocks. See the Company's MAB 864 Acquisition Financial Statements for further information regarding the acquisition from Elf Exploration.

TECHNOLOGICAL EXPERTISE

      Through its acquisition program, the Company has assembled an operational and technical database in certain geographical areas at a low cost to the Company. The relationship with its institutional investors has allowed the Company to pursue larger acquisitions, while the cost sharing arrangements and ongoing management fees have enabled the Company to enhance the rate of return on its properties and to maintain a larger, more experienced team of technical and operating personnel than otherwise would be feasible for a company of its size.

SIGNIFICANT PRODUCING PROPERTIES

        The following table shows the PV-10 Value and estimated net proved oil and gas reserves by major field for the Company's five largest producing fields and for all other properties combined at December 31, 1996.

                             ESTIMATED NET PROVED

                                                      PERCENT
                                            PV-10      TOTAL        OIL        GAS
                                 PRIMARY    VALUE      PV-10      RESERVES   RESERVES
FIELD NAME/LOCATION            OPERATOR(S) ($000)(1)   VALUE       (MBBLS)    (MMCF)
------------------------------   -------   --------   --------    --------   --------
Main Pass 163 Area
  Federal Waters .............   Callon    $ 55,604       34.7%       --       20,196
Chandeleur Block 40
  Federal Waters .............   Callon      48,000       30.0        --       16,782
Big Escambia Creek
  Southeast Alabama ..........   Exxon       14,492        9.1         991      2,673
Black Bay Complex
  Louisiana State Waters .....   Callon      11,394        7.1       1,920        684
North Dauphin Island Field
  Alabama State Waters .......   Callon       6,455        4.0        --        2,685
Other properties .............   Various     24,226       15.1         908      7,404
                                           --------   --------    --------   --------
     Total ...................      --     $160,171      100.0%      3,819     50,424
                                           ========   ========    ========   ========

----------
(1) Future net cash flows attributable to the Company's estimated proved reserves and the present value of such cash flows were based on an average gas price of $3.88 per Mcf and an average oil price of $23.58 per Bbl at December 31, 1996. The average price received for production in 1996 was $2.63 per Mcf for gas and $20.55 per Bbl for oil, without the effects of hedging.

      MAIN PASS 163 AREA

      In two separate transactions during 1996, Callon acquired a 100% working interest in Chandeleur Block 41 and Main Pass Blocks 159, 160, 161 and 163 located in its Shallow Gas focus area. The acquisition initially included five wells producing 4 MMcf/d, as well as production facilities at Main Pass 163 capable of handling 90 MMcf/d.

      Based upon interpretation of seismic data acquired and processed by Callon, an exploratory well was drilled on Main Pass Block 163 during the fourth quarter of 1996. For the six months ending June 30, 1997, the well produced an average of 13.5 MMcf/d. A development well was also drilled during the fourth quarter of 1996 on Main Pass Block 161 and produced an average of 1.2 MMcf/d during the first half of 1997. During the second quarter of 1997, the Company drilled a successful well on Chandeleur Block 41 and production commenced in July 1997. Total production from the Main Pass 163 Area averaged approximately
17.7 MMcf/d for the first six months in 1997.

      The Main Pass 163 Area wells produce from Shallow Miocene reservoirs at approximate depths of 3,300 feet. Proved reserves at year-end 1996 attributable to this area were 20.2 Bcf, representing 34.7% of the Company's total PV- 10 Value.

      CHANDELEUR BLOCK 40

      The Company and an institutional investor purchased a 33.3% working (27.8% net revenue) interest in Chandeleur Block 40 in 1994 located in the Shallow Gas focus area. On December 29, 1995, Callon acquired an additional 66.7% working (55.5% net revenue) interest in the Chandeleur Block 40 for $9 million and subsequently sold a 22.2% working interest in the field to an industry partner for $3 million. The Company currently holds a combined 52.3% working (43.6% net revenue) interest in this property. The field's remaining proved reserves are estimated to be 16.8 Bcf of natural gas (net to the Company) as of December 31, 1996.

      When the Company assumed operations of the field, two wells were producing
5.5 MMcf/d of natural gas from the 3,800 foot sand. In February 1996, the Company shut-in one well and successfully reworked the other and increased average field production to 12 MMcf/d of natural gas.

      During the fourth quarter of 1996, the Company drilled a development well in the field. For the six months ending June 30, 1997, the well was producing an average of 21.5 MMcf/d. The well resulted in a field extension which added 6 Bcf in estimated net proved reserves to the Company as of December 31, 1996. Total field production averaged approximately 29.4 MMcf/d during the first half of 1997.

      BIG ESCAMBIA CREEK

      On June 29, 1995, the Company purchased an average working interest of 6.0% (6.6% net revenue interest), subject to a 10% reduction after payout, in nine wells and a 2.9% average royalty interest in another six wells. The gross average daily production for these wells during June 1997 was 3 MBbls of condensate, 1.4 MBbls of natural gas liquids, 7.7 MMcf of residue natural gas and 339 long tons of sulphur. These wells are producing from the Smackover formation at depths ranging from 15,100 to 15,600 feet. Production in this field has been partially curtailed due to low treatment plant capacity and, as a result, no significant field production decline occurred during the past several years.

      BLACK BAY COMPLEX

      The Company-operated Black Bay Complex (the "Complex") is located in shallow waters off the Louisiana coast in the Breton Sound focus area. It consists of eight fields, 90 producing wells and approximately 30,000 acres of oil and gas leases, all of which are held by production. The Company owns an average 15.4% working (11.6% net revenue) interest in the Complex and an institutional investor, whose properties are managed by the Company, owns a 32.6% working interest. For the six months ending June 30, 1997, the Complex was producing an average of 4,461 Bbls/d and cumulative production had reached 242 MMBbls of oil and 217 Bcf of natural gas.

      The discovery well in the Complex was completed in 1949. Forty-five different sandstone formations and 137 separate reservoirs ranging in depth from 6,200 to 9,600 feet have been identified within the Complex. The Company assumed operations of the Complex in August 1992, and since that time the Company has successfully drilled seven development wells, including a horizontal well, and implemented fourteen recompletions, seven of which employed a new stimulation technology.

      NORTH DAUPHIN ISLAND FIELD

      The Company owns a 94.4% working (72.6% net revenue) interest in the North Dauphin Island Field located in shallow Alabama state waters in the Company's Shallow Gas focus area. The field was discovered in April 1990, and the wells produce from a Shallow Miocene reservoir at approximately 1,800 feet. For the six months ending June 30, 1997, there were three producing gas wells, two of which were drilled horizontally, with average gross production of 6.7 MMcf per day.

      The Company also owns a production platform, including compressors and dehydration facilities, an associated gathering system and a 12-inch, 12-mile pipeline ("North Dauphin Island Platform"). This pipeline runs to existing onshore connections with the pipeline systems of Koch Gateway Pipeline Company, Transcontinental Gas Pipe Line Corporation and Florida Gas Transmission Company. The Company gathers its production and gas production from other producers connected to its system, and delivers the gas to the major pipeline connections. The current throughput capacity of the gathering facility is in excess of 100 MMcf/d and with additional compression, the throughput capacity can be increased to 130 MMcf/d. The ownership of the North Dauphin Island Platform and associated pipeline provides the Company with a significant strategic advantage in the North Dauphin Island area.

      In 1995, the Company signed an agreement with a subsidiary of a major oil company providing for natural gas gathering services through the North Dauphin Island Platform to onshore pipeline connections. The agreement further provides for the subsidiary to purchase firm capacity commitments from the Company for natural gas deliveries through the North Dauphin Island Platform for 15 years, which commenced in April 1996, to gather up to 100 MMcf/d of the subsidiary's natural gas production. Firm capacity reservations will average over $1.0 million per year through the term of the contract. Additional revenues may be received depending upon the actual throughput used by the subsidiary.

EXPLORATION AND DEVELOPMENT PROJECTS

      Over the last two years, the Company shifted the focus of its operations from the acquisition and exploitation of oil and gas properties to exploratory and developmental drilling. The Company's exploration and development activity is focused primarily in three areas in the Gulf of Mexico: the Shallow Gas focus area, the Breton Sound focus area and the Company's Deep OCS focus area.

      SHALLOW GAS FOCUS AREA

      The Company's Shallow Gas focus area is located in the OCS offshore blocks of Chandeleur, Main Pass and Viosca Knoll, as well as in the state waters of Alabama. Wells drilled in the Shallow Gas focus area are characterized by relatively low exploration and development costs, high initial production rates and short reserve lives.

      The Company entered this area in 1993 with the purchase of North Dauphin Island Field and has used state-of- the-art reservoir engineering and seismic technology to develop proprietary processes which the Company believes provides it with a competitive advantage in exploiting shallow (1,800 to 6,000 feet) reservoirs.

      Through a series of acquisitions in 1995, 1996 and early 1997, Callon acquired and now owns a concentrated leasehold position of 34,200 net acres in eight contiguous blocks within its Shallow Gas focus area on which it has 10 producing wells. These blocks include Main Pass Blocks 159, 160, 161, 163, 164 and 165, and Chandeleur Blocks 40 and 41. Callon owns a 100% working interest in five of the blocks and an average 61% working interest in the remaining three. Callon now owns a 100% working interest in the production facilities at Main Pass Block 163, a 52% interest in the production facilities at Chandeleur Block 40 and an approximate 66% interest in the production facilities at Main Pass Block 165. This acreage position and infrastructure provide the potential for increasing production, lowering operating costs and increasing reserves through further drilling.

      During the third quarter of 1996, Callon completed the acquisition and processing of more than 1,000 miles of seismic data over its eight blocks and based upon interpretation of this data, identified eight potential drilling locations.

      During October and November 1996, three Shallow Gas prospects were successfully drilled and completed. The first prospect was drilled on Main Pass Block 163 from a surface location adjacent to the Company's production facility and encountered 54 feet of net pay in a new natural gas reservoir at a depth of approximately 3,300 feet. During the first six months of 1997, the well averaged
13.5 MMcf/d. Callon has a 100% working (83% net revenue) interest in the well which has added 11.2 MMcf/d net to production levels for the first half of 1997.

      At Chandeleur Block 40, the Company's #A-3 well encountered 44 feet of net pay at a depth of approximately 3,855 feet. New compressor equipment was installed on the Chandeleur Block 40 platform which enabled it to achieve maximum production levels for the new well. The #A-3 well produced at an average rate of 21.5 MMcf/d during the first six months of 1997, giving Chandeleur Block 40 average total natural gas production of 29.4 MMcf/d during such period. This estimated 21.5 MMcf/d increase in production added 9.4 MMcf/d net to the Company's 52.3% working (43.6% net revenue) interest.

      The third well was a sidetracked development well at Main Pass Block 161. The well was drilled, completed and commenced production during February 1997 after compression facilities were upgraded. Callon has a 100% working (77.8% net revenue) interest in the well which added 1.3 MMcf/d net to its existing production.

      As a result primarily of the first two wells, Callon's average daily production increased to 43.5 MMcfe/d during the first half of 1997, a 67% increase from average 1996 production rates.

      During the first six months of 1997, the Company drilled one additional successful development well (1.0 net), one unsuccessful development well for a net cost of $1.2 million, and performed one major recompletion in its Shallow Gas focus area. Production from the new well commenced in July 1997 and the recompletion is currently producing 6.3 MMcf/d (3.6 MMcf/d net to the Company). The Company's capital budget for the last six months of 1997 includes the drilling of five gross (2.7 net) exploratory wells in its Shallow Gas focus area, for an aggregate net cost to drill and complete of approximately $10.0 million. See "Risk Factors -- Substantial Capital Requirements."

      BRETON SOUND FOCUS AREA

      The Company's Breton Sound area is located in shallow state waters off the Louisiana coast at the mouth of the Mississippi River. Callon owns interests in and operates several large old prolific fields there. The fields have produced from 165 separate reservoirs ranging in depth from 6,000 to 9,600 feet. The Company's focus has been on the exploitation of the known producing horizons and now is directed toward deeper potential prospects.

      The Black Bay Complex was discovered in 1949 and since that time has produced 242 MMBbls of oil and 217 Bcf of natural gas from 45 sandstone formations and 137 reservoirs. It consists of eight fields with 90 wells producing 4,500 barrels of oil per day and 30,000 acres of oil and gas leases held by production. Callon holds an average 15.4% working (11.6% net revenue) interest in the Complex and manages a 32.6% working interest for an institutional investor. Since assuming operations of the Complex in 1992, the Company has substantially reduced operating costs, successfully drilled six development wells, including one horizontally, and implemented 14 recompletions. Callon has an inventory of over 32 identified development locations and recompletion candidates at Black Bay and is evaluating the use of 3-D seismic to identify additional reserves.

      Since its discovery in 1951, production from the Main Pass Block 35 Field, located in Louisiana state waters, has totaled 66.5 MMBbls of oil and 76.5 Bcf of natural gas from 28 reservoirs ranging in depth from 6,000 to 9,000 feet. In November 1996, the Company received a new 36 square-mile 3-D seismic survey covering its Main Pass 32/35 area. Callon identified eight prospects both under and outside of its then existing 4,467 acre Main Pass 32 lease, based upon the new seismic, and in December 1996, the Company acquired six contiguous tracts covering an additional 5,170 acres at a total cost of $3.1 million. In July 1997, the Company entered into a joint venture agreement with Burlington Resources Oil & Gas Company to drill these prospects. The Company will operate these prospects and has retained an approximate 42.4% working interest. Additionally, through a farmout agreement, the Company acquired a 100% working interest in a development prospect on adjacent Main Pass Block 31. The Company's capital budget in the last six months of 1997 in the Breton Sound focus area includes the drilling of two

(1.45 net) development and one gross (0.45 net) exploratory wells for an aggregate net cost to Callon to drill and complete of approximately $8.2 million. See "Risk Factors -- Substantial Capital Requirements." The Company anticipates drilling activities to begin in this area in the third quarter of 1997.

      DEEP OCS FOCUS AREA

      In addition to prospects in its Shallow Gas and Breton Sound focus areas, the Company has developed an inventory of exploratory prospects in the Gulf of Mexico OCS area where the Company explores for reserves at depths in excess of 10,000 feet. Wells drilled to these objectives are characterized by high risks, higher drilling and completion costs and are subject to delays in commencing sales of oil and gas, as production platforms and transportation facilities are built. Targeted deposits of oil and gas in this focus area are significantly larger than in the Shallow Gas focus area and have longer reserve lives.

      In April 1996, the Company entered into a joint bidding agreement with Murphy Oil Corporation to acquire and develop oil and gas leases in federal waters in the Gulf of Mexico where Murphy has operated successfully for many years. The focus of the bidding agreement was participation in a diversified group of high-quality 3-D seismic prospects with large reserve potential. At OCS lease sale #157 in April 1996, Callon was the high bidder, with Murphy, on 13 federal offshore blocks and was awarded 12. The Company's successful bids totaled $22.4 million encompassing 61,000 acres offshore Louisiana. The leases are owned 25% by Callon and 75% by Murphy. The blocks include six in the West Cameron South Addition, two in Mississippi Canyon and one block each in Eugene Island, South Marsh Island, Vermilion and Main Pass East Addition.

      In September 1996, Callon again joined with Murphy and was high bidder on six offshore Texas tracts at OCS lease sale #161. Callon participated in high bids totaling $7.6 million for the six blocks, encompassing 35,000 acres. The blocks include two in the High Island East Addition South Extension, one in the High Island South Addition, and three in Garden Banks. The Company owns a 25% working interest.

      In March 1997, Callon joined with Murphy and another oil company and were high bidders on 14 blocks at OCS lease sale #166. All but one were awarded by the MMS and Callon owns a 20% working interest in eight of the blocks and a 25% working interest in five. The blocks cover 75,000 acres and are a mix of low, moderate and high-risk prospects. Four of the blocks are in the Company's Shallow Gas focus area and the balance are in the Deep OCS focus area. The Company now owns a 25% interest in 23 blocks and a 20% interest in eight for a total of 31 blocks.

      The Company's first four gross (1.0 net) exploratory wells drilled with Murphy have been unsuccessful. The test well at West Cameron 603 was drilled to a total depth of 15,200 feet and was abandoned. The Company is evaluating future plans for the block. In February 1997, the Company drilled the first well at Main Pass Block 247 which was plugged and abandoned. A second test well at Main Pass 247 is scheduled for 1998. West Cameron 578/579 and Eugene Island 29 were both dry and abandoned and a second well on Eugene Island 29 is scheduled for 1998. The Company's capital expenditure budget for the last six months of 1997 includes the drilling of one gross (0.25 net) exploratory well for a cost to drill and complete of approximately $2.9 million.

RESERVES

      The following table sets forth certain information about the estimated net proved reserves of the Company as of the dates set forth below.

                                                   DECEMBER 31,
                                          ------------------------------
                                           1996(1)     1995       1994
                                          --------   --------   --------
      Proved developed:
        Oil (MBbls) ...................      3,385      3,890      3,309
        Gas (MMcf) ....................     49,491     20,408     20,582

      Proved undeveloped:
        Oil (MBbls) ...................        434        876      1,115
        Gas (MMcf) ....................        933      9,259      3,520

      Total proved:
        Oil (MBbls) ...................      3,819      4,766      4,424
        Gas (MMcf) ....................     50,424     29,667     24,102

      Estimated pre-tax future net cash
        flows (000's) .................   $216,154   $ 95,730   $ 59,477
                                          ========   ========   ========
      PV-10 Value (000's) .............   $160,171   $ 63,764   $ 41,383
                                          ========   ========   ========
----------
(1) Future net cash flows attributable to the Company's estimated proved reserves and the present value of such cash flows were based on an average gas price of $3.88 per Mcf and an average oil price of $23.58 per Bbl at December 31, 1996. The average price received for production in 1996 was $2.63 per Mcf for gas and $20.55 per Bbl for oil, without the effects of hedging.

      The Reserve Engineers prepared the estimates of proved reserves of the Company and the future net cash flows (and present value thereof) attributable to such proved reserves. Reserves were estimated using oil and gas prices and production and development costs in effect on December 31 of each such year, without escalation, and were otherwise prepared in accordance with the SEC regulations regarding disclosure of oil and gas reserve information.

      There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company and the Reserve Engineers. The reserve data set forth in this Prospectus represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. Accordingly, reserve estimates are different from the quantities of oil and gas that are ultimately recovered. See "Risk Factors -- Estimates of Oil and Gas Reserves."

OIL AND GAS PRODUCTION, AVERAGE SALES PRICES AND PRODUCTION COSTS

      The following table sets forth the quantities of oil and gas produced by the Company from wells located onshore in the continental United States and offshore in Alabama, Louisiana, Texas and federal waters.

                                      SIX MONTHS ENDED
                                          JUNE 30,       YEAR ENDED DECEMBER 31,
                                      ---------------   ------------------------
                                       1997     1996     1996     1995     1994
                                      ------   ------   ------   ------   ------
PRODUCTION DATA:
     Oil (MBbls) ..................      237      302      585      594      364
     Gas (MMcf) ...................    6,448    2,912    6,269    6,694    4,076
     Total production (MMcfe) .....    7,869    4,725    9,781   10,261    6,260

      The following table sets forth the Company's average sales prices per Bbl of oil and per Mcf of gas and the average production costs (including severance taxes on production and property and transportation charges) per Mcfe for the periods indicated.

                                   SIX MONTHS ENDED
                                       JUNE 30,       YEAR ENDED DECEMBER 31,
                                   ---------------   ------------------------
                                    1997     1996     1996     1995     1994
                                   ------   ------   ------   ------   ------
AVERAGE SALES PRICE PER UNIT:
     Oil (per Bbl) .............   $19.36   $18.12   $18.27   $16.68   $15.63
     Gas (per Mcf) .............     2.52     2.33     2.40     1.96     2.00
     Total production (per Mcfe)     2.65     2.59     2.63     2.24     2.21

PRODUCTIVE WELLS AND ACREAGE

      The following table sets forth the wells drilled and completed by the Company during the periods indicated. All such wells were drilled in the continental United States including federal and state waters in the Gulf of Mexico.

                                              YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------
                                       1996            1995           1994(1)
                                   -------------   -------------   -------------
                                   GROSS    NET    GROSS    NET    GROSS    NET
                                   -----   -----   -----   -----   -----   -----
Development:
  Oil ..........................       1     .09       6     .65       7     .36
  Gas ..........................       2    1.52       1     .13    --      --
  Non-Productive ...............    --      --      --      --         6     .42
                                   -----   -----   -----   -----   -----   -----
    Total ......................       3    1.61       7     .78      13     .78
                                   =====   =====   =====   =====   =====   =====

Exploration:
  Oil ..........................    --      --         1     .24    --      --
  Gas ..........................       1     1.0    --      --      --      --
  Non-Productive ...............    --      --      --      --         1     .24
                                   -----   -----   -----   -----   -----   -----
    Total ......................       1     1.0       1     .24       1     .24
                                   =====   =====   =====   =====   =====   =====
----------
(1) Drilling results prior to September 16, 1994 represent the combined drilling results of the Company's predecessors.

      The Company owned working and royalty interests in approximately 894 gross (35.9 net) producing oil and 316 gross (21.2 net) producing gas wells as of December 31, 1996. A well is categorized as an oil well or a gas well based upon the ratio of oil to gas reserves on a Mcfe basis. However substantially all of the Company's wells produce both oil and gas.

The following table shows the approximate developed and undeveloped (gross and net) leasehold acreage of the Company as of December 31, 1996.

                                                 LEASEHOLD ACREAGE
                                   ---------------------------------------------
                                         DEVELOPED              UNDEVELOPED
                                   ---------------------   ---------------------
             STATE                   GROSS        NET        GROSS        NET
--------------------------------   ---------   ---------   ---------   ---------
Alabama ........................      13,136      12,210         944         190
California .....................        --          --           480         480
Louisiana ......................      46,958       5,321       8,766       6,268
Michigan .......................       4,273         185        --          --
Mississippi ....................       3,323       1,433         564         564
Oklahoma .......................       8,987         973        --          --
Texas ..........................      12,390         761        --          --
Utah ...........................       2,560         295        --
Federal Waters .................      54,962      34,553      96,075      24,019
                                   ---------   ---------   ---------   ---------
    Total ......................     146,589      55,731     106,829      31,521
                                   =========   =========   =========   =========

      As of December 31, 1996, the Company owned various royalty and overriding royalty interests in 1,366 net developed acres and 6,953 undeveloped acres. In addition, the Company owned 5,464 developed and 134,536 undeveloped mineral acres.

MAJOR CUSTOMERS

      For the year ended December 31, 1996, Northridge Energy Marketing Company, Williams Energy Services, Inc. and Sonat Gas Marketing Co. L.P. purchased 21%, 27% and 14%, respectively, of the Company's crude oil and natural gas production. Northridge purchased crude oil production from the Black Bay Complex, Williams Energy Services, Inc. purchased natural gas from the North Dauphin Island Field, and Sonat Gas purchased natural gas from Callon owned interests in federal OCS leases, Chandeleur Block 40, Main Pass 163 and Main Pass 164/165. Because of the nature of oil and gas operations and the marketing of production, the Company believes that the loss of these customers would not have a material adverse impact on the Company's ability to sell its products.

TITLE TO PROPERTIES

      Callon believes that it has satisfactory title to the Company's oil and gas properties in accordance with standards generally accepted in the oil and gas industry, subject to the mortgages under the Credit Facility and such exceptions which, in the opinion of the Company, are not so material as to detract substantially from the use or value of such properties. In addition to the mortgages, the Company's properties are typically subject, in one degree or another, to one or more of the following: royalties and other burdens and obligations, express or implied, under oil and gas leases; overriding royalties and other burdens created by the Company or its predecessors in title; a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles; back-ins and reversionary interests arising under purchase agreements and leasehold assignments; liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing obligations to unpaid suppliers and contractors and contractual liens under operating agreements; pooling, unitization and communitization agreements, declarations and orders; and easements, restrictions, rights-of-way and other matters that commonly affect oil and gas producing property. To the extent that such burdens and obligations affect the Company's rights to production revenues, they have been taken into account in calculating the Company's net revenue interests and in estimating the size and value of the Company's reserves. Callon believes that the burdens and obligations affecting the Company's properties are conventional in the industry for properties of the kind owned by the Company.

OTHER PROPERTIES

      The Company's headquarters are located in Natchez, Mississippi, in approximately 51,500 square feet of owned space. The Company also maintains field offices in the area of the major fields in which Callon operates properties or has a significant interest, which are owned or leased.

EMPLOYEES

      The Company had 142 employees as of June 30, 1997, none of whom are currently represented by a union. The Company considers itself to have good relations with its employees. The Company employs ten petroleum engineers and four petroleum geoscientists.

LITIGATION

      The Company is a defendant in various legal proceedings and claims which arise in the ordinary course of Callon's business. Callon does not believe the ultimate resolution of such actions will have a material effect on the Company's financial position or results of operations.

COMPETITION, MARKETS AND REGULATIONS

      COMPETITION

      The oil and gas industry is highly competitive in all of its phases. Callon encounters competition from other oil and gas companies in all areas of the Company's operations, including the acquisition of reserves and producing properties and the marketing of oil and gas. Many of these companies possess greater financial and other resources than the Company. Competition for producing properties is affected by the amount of funds available to the Company, information about a producing property available to the Company and any standards established by the Company for the minimum projected return on investment. Because gathering systems and related facilities are the only practical method for the intermediate transportation of gas, competition for gas delivery is presented by other pipelines and gas gathering systems. Competition may also be presented by alternate fuel sources.

      MARKETS

      Callon's ability to market oil and gas from the Company's wells depends upon numerous factors beyond the Company's control, including the extent of domestic production and imports of oil and gas, the proximity of the gas production to gas pipelines, the availability of capacity in such pipelines, the demand for oil and gas by utilities and other end users, the availability of alternate fuel sources, the effects of inclement weather, state and federal regulation of oil and gas production and federal regulation of gas sold or transported in interstate commerce. No assurances can be given that Callon will be able to market all of the oil or gas produced by the Company or that favorable prices can be obtained for the oil and gas Callon produces.

      The supply of gas capable of being produced has exceeded demand in recent years, as a result of decreased demand for gas in response to economic factors, conservation, lower prices for alternate energy sources and other factors. As a result of this excess supply of gas, gas producers have experienced increased competitive pressure and lower prices. Substantially all of the gas produced by the Company is sold at market responsive prices.

      In view of the many uncertainties affecting the supply of and demand for oil, gas and refined petroleum products, the Company is unable to predict future oil and gas prices and demand or the overall effect such prices and demand will have on the Company. Callon does not believe that the loss of any of the Company's oil purchasers would have a material adverse effect on the Company's operations. Additionally, since substantially all of the Company's gas sales are on the spot market, the loss of one or more gas purchasers should not materially and adversely affect the Company's financial condition. The marketing of oil and gas by Callon can be affected by a number of factors which are beyond the Company's control, the exact effects of which cannot be accurately predicted.

      FEDERAL REGULATIONS

      SALES OF GAS. Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act deregulated prices for all "first sales" of gas. Thus, all sales of gas by the Company may be made at market prices, subject to applicable contract provisions.

      TRANSPORTATION OF GAS. The Company's sales of natural gas are affected by the availability, terms and cost of transportation. The rates, terms and conditions applicable to the interstate transportation of gas by pipelines are regulated by the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Act ("NGA"), as well as under section 311 of the Natural Gas Policy Act ("NGPA"). Since 1985, the FERC has implemented regulations intended to increase competition within the gas industry by making gas transportation more accessible to gas buyers and sellers on an open-access, non-discriminatory basis.

      Most recently, in Order No. 636, et seq., the FERC promulgated an extensive set of new regulations requiring all interstate pipelines to "restructure" their services. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation solely on an "unbundled" basis, separate from their sales service, and convert each pipeline's bundled firm city-gate sales service into unbundled firm transportation service and require that pipelines provide firm and interruptible transportation service on a basis that is equal in quality for all gas supplies, whether purchased from the pipeline or elsewhere. The order also recognized that the elimination of city-gate sales service and the implementation of unbundled transportation service would result in considerable costs being incurred by the pipelines. Therefore, Order No. 636 provided mechanisms for the recovery by pipelines from present, former and future customers of certain types of "transition" costs likely to occur due to these new regulations.

      In subsequent orders, the FERC and the appellate court have substantially upheld the requirements imposed by Order No. 636, although numerous court appeals in which parties have sought review of separate FERC orders implementing Order No. 636 on individual pipeline systems are still pending. In many instances, the result of Order No. 636 and related initiatives has been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.

      The FERC has announced several important transportation-related policy statements and proposed rule changes, including a statement of policy and request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology to establish the rates interstate pipelines may charge for their services. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. While the changes being considered would affect the Company only indirectly, they are intended to further enhance competition in natural gas markets. The Company cannot predict what further action the FERC will take on these matters; however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers.

      SALES AND TRANSPORTATION OF OIL. Sales of oil and condensate can be made by the Company at market prices not subject at this time to price controls. The price that the Company receives from the sale of these products will be affected by the cost of transporting the products to market. As required by the Energy Policy Act of 1992, the FERC has revised its regulations governing the rates that may be charged by oil pipelines. The new rules, which were effective January 1, 1995, provide a simplified, generally applicable method of regulating such rates by use of an indexing system for setting transportation rate ceilings. In certain circumstances, the new rules permit oil pipelines to establish rates using traditional cost of service and other methods of rate making. The effect that these new rules may have on the cost of moving the Company's products to market cannot yet be determined.

      LEGISLATIVE PROPOSALS. In the past, Congress has been very active in the area of gas regulation. There are legislative proposals pending in the state legislatures of various states, which, if enacted, could significantly affect the petroleum industry. At the present time it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals might have on the Company's operations.

      FEDERAL, STATE OR INDIAN LEASES. In the event the Company conducts operations on federal, state or Indian oil and gas leases, such operations must comply with numerous regulatory restrictions, including various nondiscrimination statutes, and certain of such operations must be conducted pursuant to certain on-site security regulations and other appropriate permits issued by the Bureau of Land Management ("BLM") or, in the case of the Company's OCS leases in federal waters, Minerals Management Service ("MMS") or other appropriate federal or state agencies. The Company's OCS leases in federal waters are administered by the MMS and require compliance with detailed MMS regulations and orders. The MMS has promulgated regulations implementing restrictions on various production-related activities, including restricting the flaring or venting of natural gas. In addition, the MMS has proposed to amend its regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations. The MMS proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. Among other matters, this proposed rule would amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict what action the MMS will take on this matter, nor can it predict at this stage of the proceeding how the Company might be affected by this proposed amendment to the MMS' royalty regulations.

      The Mineral Leasing Act of 1920 (the "Mineral Act") prohibits direct or indirect ownership of any interest in federal onshore oil and gas leases by a foreign citizen of a country that denies "similar or like privileges" to citizens of the United States. Such restrictions on citizens of a "non-reciprocal" country include ownership or holding or controlling stock in a corporation that holds a federal onshore oil and gas lease. If this restriction is violated, the corporation's lease can be canceled in a proceeding instituted by the United States Attorney General. Although the regulations of the BLM (which administers the Mineral Act) provide for agency designations of non-reciprocal countries, there are presently no such designations in effect. The Company owns interests in numerous federal onshore oil and gas leases. It is possible that the Common Stock will be acquired by citizens of foreign countries, which at some time in the future might be determined to be non-reciprocal under the Mineral Act.

      STATE REGULATIONS

      Most states regulate the production and sale of oil and gas, including requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rate of production may be regulated and the maximum daily production allowable from both oil and gas wells may be established on a market demand or conservation basis or both.

      The Company owns certain natural gas pipeline facilities that it believes meet the traditional tests the FERC has used to establish a pipeline's status as a gatherer not subject to FERC jurisdiction under the NGA. State regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Natural gas gathering may receive greater regulatory scrutiny at both state and federal levels in the post-Order No. 636 environment.

      The Company may enter into agreements relating to the construction or operation of a pipeline system for the transportation of gas. To the extent that such gas is produced, transported and consumed wholly within one state, such operations may, in certain instances, be subject to the jurisdiction of such state's administrative authority charged with the responsibility of regulating intrastate pipelines. In such event, the rates which the Company could charge for gas, the transportation of gas, and the construction and operation of such pipeline would be subject to the rules and regulations governing such matters, if any, of such administrative authority.

ENVIRONMENTAL REGULATIONS

      GENERAL. The Company's activities are subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. Activities of the Company with respect to gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing gas and other products, are also subject to stringent environmental regulation by state and federal authorities including the Environmental Protection Agency ("EPA"). Risks are inherent in oil and gas exploration and production operations, and no assurance can be given that significant costs and liabilities will not be incurred in connection with environmental compliance issues; nevertheless, the Company believes that, absent the occurrence of an extraordinary event such as those noted under "Risk Factors," compliance with existing federal, state and local laws, rules and regulations regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material adverse effect upon the capital expenditures, earnings or the competitive position of the Company or its operations. The Company cannot predict what effect future regulation or legislation, enforcement policies issued thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations could have on its activities.

      SOLID AND HAZARDOUS WASTE. The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes it has utilized operating and waste disposal practices that were standard in the industry at the time, hydrocarbons or other solid wastes may have been disposed or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been owned or operated by third parties. The Company had no control over such parties' treatment of hydrocarbons or other solid wastes and the manner in which such substances may have been disposed or released. State and federal laws applicable to oil and gas wastes and properties have gradually become stricter over time. Under these new laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators) or to perform remedial plugging operations to prevent future contamination.

      The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, it is possible that certain wastes generated by the Company's oil and gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes" under RCRA or other applicable statutes, and therefore be subject to more rigorous and costly operating and disposal requirements.

      SUPERFUND. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of a disposal site where a release occurred and any company that disposed or arranged for the disposal of the hazardous substance released at the site. CERCLA also authorizes the EPA and, in some cases, third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs of such action. In the course of its operations, the Company has generated and will generate wastes that may fall within CERCLA's definition of "hazardous substances." The Company may also be an owner of sites on which "hazardous substances" have been released. The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been disposed.

      OIL POLLUTION ACT. The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits also do not apply. Few defenses exist to the liability imposed by the OPA. The failure to comply with OPA requirements may subject a responsible party to civil or even criminal liability.

      The OPA also imposes ongoing requirements on a responsible party, including proof of financial responsibility to cover at least some costs in a potential spill. Certain amendments to the OPA that were enacted in 1996 require owners and operators of offshore facilities that have a worst case oil spill potential of more than 1,000 barrels to demonstrate financial responsibility in amounts ranging from $10 million in specified state waters to $35 million in federal OCS waters, with higher amounts, up to $150 million in certain limited circumstances, where the MMS believes such a level is justified by the risks posed by the quantity or quality of oil that is handled by the facility. On March 25, 1997, the MMS promulgated a proposed rule implementing these OPA financial responsibility requirements. The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities. However, the Company cannot predict whether the financial responsibility requirements under the OPA amendments or the proposed rule will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact of the financial responsibility requirements is not expected to be any more burdensome to the Company than it will be to other similarly or less capitalized owners or operators in the Gulf of Mexico.

      PROHIBITION ON DISCHARGES OF PRODUCED WATER. In connection with its offshore exploration and production operations offshore Louisiana, the Company is subject to a state-wide prohibition, effective July 1, 1997, against the discharge of produced water into state coastal waters. However, the Company has received an extension of time for complying with this prohibition until September 30, 1998 for its facilities at Chandeleur Block 25 and Main Pass Block 35, and until October 31, 1998 for its facilities at

Black Bay Complex. The Company believes that it will be in compliance with the prohibition prior to expiration of the applicable deadlines.

      AIR EMISSIONS. The operations of the Company are subject to local, state and federal laws and regulations for the control of emissions from sources of air pollution. Administrative enforcement actions for failure to comply strictly with air regulations or permits may result in the payment of civil penalties and, in extreme cases, the shutdown of air emission sources.

      OSHA AND OTHER REGULATIONS. The Company is subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA and similar state statutes require the Company to organize and/or disclose information about hazardous materials used or produced in the Company's operations. The Company believes that it is in substantial compliance with these applicable requirements.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

      The Company currently has a Board of Directors composed of seven members. In accordance with the Certificate of Incorporation of the Company, as amended (the "Charter"), the members of the Board of Directors are divided into three classes, Class I, Class II and Class III, and are elected for a full term of office expiring at the third succeeding annual stockholders' meeting following their election to office and when a successor is duly elected and qualified. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders in 1998, 1999 and 2000, respectively. The Charter also provides that such classes shall be as nearly equal in number as possible. The directors and executive officers of the Company are as follows:

NAME ................   AGE  PRESENT COMPANY POSITION
---------------------   ---  ---------------------------------------------------
Fred L. Callon ......   47   Director; President; Chief Executive
                               Officer (Class III)
John S. Callon ......   77   Director; Chairman of the Board (Class II)
Dennis W. Christian .   51   Director; Senior Vice President; Chief Operating
                               Officer (Class III)
Robert A. Stanger ...   57   Director (Class I)
H. Michael Tatum ....   68   Vice President; Secretary
Kathy G. Tilley .....   51   Vice President
John C. Wallace .....   59   Director (Class I)
B.F. Weatherly ......   53   Director (Class II)
John S. Weatherly ...   45   Senior Vice President; Chief Financial Officer;
                               Treasurer
Richard O. Wilson ...   67   Director (Class I)

      All of the directors, other than Messrs. Stanger and Wilson, have served as directors since the Company's inception in 1994. Messrs. Stanger and Wilson have served as directors since March 2, 1995.

      The following is a brief description of the background and principal occupation of each director and executive officer.

      Fred L. Callon is President and Chief Executive Officer of the Company and Callon Petroleum Operating. Prior to January 1997, he was President and Chief Operating Officer of the Company and had held that position with the Company or its predecessors since 1984. He has been employed by the Company or its predecessors since 1976. He graduated from Millsaps College in 1972 and received his M.B.A. degree from the Wharton School of Finance in 1974. Following graduation and until his employment by Callon Petroleum Operating, he was employed by Peat, Marwick, Mitchell & Co., certified public accountants. He is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants. He is the nephew of John S. Callon.

      John S. Callon is Chairman of the Board of Directors of the Company and Callon Petroleum Operating. Effective January 2, 1997, John S. Callon retired from his position as Chief Executive Officer of the Company. Mr. Callon founded the Company's predecessors in 1950, and has held an executive office with the Company or its predecessors since that time. He has served as a director of the Mid-Continent Oil and Gas Association and as the President of the Association's Mississippi-Alabama Division. He has also served as Vice President for Mississippi of the Independent Petroleum Association of America. He is a member of the American Petroleum Institute. Mr. Callon is the uncle of Fred L. Callon.

      Dennis W. Christian is Senior Vice President and Chief Operating Officer for the Company and Callon Petroleum Operating. Prior to January 1977, he was Senior Vice President of Operations and Acquisitions and had held that or similar positions with the Company or its predecessors since 1981. Prior to joining Callon Petroleum Operating, he was resident manager in Stavanger, Norway, for Texas Eastern Transmission Corporation. Mr. Christian received his B.S. degree in petroleum engineering in 1969 from Louisiana Polytechnic Institute. His previous experience includes five years with Chevron U.S.A. Inc.

      Robert A. Stanger has been the managing general partner since 1978 of Robert A. Stanger & Company, Inc., a Shrewsbury, New Jersey-based firm engaged in publishing financial material and providing investment banking services to the real estate and oil and gas industries. He is a director of Citizens Utilities, Stamford, Connecticut, a provider of telecommunications, electric, gas, and water services. Previously, Mr. Stanger was Vice President of Merrill Lynch & Co. He received his B.A. degree in economics from Princeton University in 1961. Mr. Stanger is a member of the National Association of Securities Dealers, the New York Society of Security Analysts, the International Association of Financial Planners, and the Investment Program Association.

      H. Michael Tatum is Vice President and Secretary for the Company and Callon Petroleum Operating and is responsible for management of administrative matters. Mr. Tatum has held this position with the Company or its predecessors since 1976, and has been employed by Callon Petroleum Operating since 1969. He graduated from Southern Methodist University in 1967 and is a member of the American Society of Corporate Secretaries and the Society for Human Resource Management.

      Kathy G. Tilley is Vice President of Acquisitions and New Ventures for the Company and Callon Petroleum Operating and has held that position since April 1996. She was employed by Callon Petroleum Operating in December 1989 as manager of acquisitions and prior thereto, held that or similar positions as a consultant from 1981. Ms. Tilley received her B.A. degree in economics from Louisiana State University in 1967.

      John C. Wallace is an executive officer of NOCO Management Ltd., the general partner of the general partner of NOCO. He is a Chartered Accountant having qualified with Coopers & Lybrand in Canada in 1963, after which he joined Baring Brothers & Co., Limited in London England. For more than the last ten years, he has served as Chairman of Fred. Olsen Ltd., a London-based corporation which he joined in 1968, where he has specialized in the business of shipping and property development. He is a director of Harland & Wolff PLC, Belfast, A/S Ganger Rolf and A/S Bonheur, Oslo, publicly traded shipping companies. He is also director of Belmont Constructors, Inc., a Houston, Texas-based industrial contractor associated with Fred. Olsen Interests, and other companies associated with Fred. Olsen Interests.

      B. F. Weatherly is a principal of Amerimark Capital Group, Houston, Texas, an investment banking firm. He is an executive officer of NOCO Management Ltd., the general partner of the general partner of NOCO. Prior to September 1996, he was Executive Vice President, Chief Financial Officer and a director of Belmont Constructors, Inc., a Houston, Texas-based industrial contractor associated with Fred. Olsen Interests. From 1989 to 1991, he was partner in Amerimark Capital Corp., a Dallas investment banking firm. He holds a Master of Accountancy degree from the University of Mississippi. He has previously been associated with Arthur Andersen LLP, and has served as a Senior Vice President of Weatherford International, Inc. B. F. Weatherly and John S. Weatherly are brothers.

      John S. Weatherly is Senior Vice President, Chief Financial Officer and Treasurer for the Company and Callon Petroleum Operating. Prior to April 1996, he was Vice President, Chief Financial Officer and Treasurer of the Company and had held those positions since 1983. Prior to joining Callon Petroleum Operating in August 1980, he was employed by Arthur Andersen LLP as Audit Manager in the

Jackson, Mississippi office. He received his B.B.A. degree in accounting in 1973 and his M.B.A. degree in 1974 from the University of Mississippi. He is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants. John S. Weatherly and B. F. Weatherly are brothers.

      Richard O. Wilson for the past ten years has been Chairman of O.G.C. International P.L.C., a Scottish public company engaged in the offshore oil and gas maintenance and construction business headquartered in Aberdeen, Scotland. For the past 13 years, Mr. Wilson has also been Chairman of Dolphin A/S, Stavanger, Norway, and Dolphin Drilling Ltd., Aberdeen, Scotland, both offshore drilling companies owned by Fred. Olsen Interests. He is also Chairman of Belmont Constructors, Inc., a Houston, Texas-based industrial contractor associated with Fred. Olsen Interests. He holds a B.S. degree in civil engineering from Rice University. Mr. Wilson is a Fellow in the American Society of Civil Engineers, a member of the Institute of Petroleum, London, England, and the Cosmos Club, Washington, D.C.

      Messrs. John S. Callon and Fred L. Callon, as nominees of the Callon Family, and Messrs. B. F. Weatherly and John C. Wallace, as nominees of NOCO, were elected to the Board of Directors pursuant to the terms of a Stockholders' Agreement dated September 16, 1994. See "Principal Stockholders--Stockholders' Agreement."

      All officers and directors of the Company are United States citizens, except Mr. Wallace, who is a citizen of Canada.

      COMPENSATION OF DIRECTORS

      The Company's Board of Directors holds four regular meetings each year. During 1997, as compensation for all services as a director of the Company, each non-employee director will be paid $10,000. Non-employee directors are also granted, upon their initial election or appointment, options to purchase 5,000 shares of Common Stock pursuant to the 1996 Stock Incentive Plan (the "1996 Plan") and will be granted options for an additional 5,000 shares for each year in which they continue to serve as directors. See "Management -- 1996 Plan." On August 23, 1996, the Compensation Committee authorized a one-time grant to each non-employee director of an option to purchase 20,000 shares of Common Stock under the 1996 Stock Incentive Plan, which was approved by the Company's stockholders at the 1997 annual meeting of stockholders.

      EXECUTIVE COMPENSATION

      The following table sets forth for the past three years information with respect to the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company as to whom the total salary and bonus for the year ended December 31, 1996 exceeded $100,000. Such amounts include compensation from the Company's predecessors for the year ended December 31, 1994.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM COMPENSATION
                                                              ---------------------------------------
                                 ANNUAL COMPENSATION                 AWARDS           PAYOUTS
                          ---------------------------------   ---------------------   ------
                                                     OTHER                                       ALL
                                                     ANNUAL  RESTRICTED  SECURITIES            OTHER
        NAME AND                                     COMPEN-   STOCK     UNDERLYING    LTIP    COMPEN-
       PRINCIPAL                  SALARY     BONUS   SATION   AWARD(S)     OPTIONS    PAYOUTS  SATION
      POSITIONS(1)        YEAR     ($)      ($)(2)    $(3)      ($)          (#)       ($)     ($)(5)
-----------------------   ----   -------   -------   ------   -------    ----------   ------   ------
John S. Callon ........   1996   195,670   172,500     --        --            --       --     12,715
  Chairman of the Board   1995   190,000   161,500     --        --            --       --     10,393
                          1994   168,000    95,000     --        --          90,000     --      9,565

Fred L. Callon ........   1996   182,761   152,500     --          (4)       75,000     --     12,928
  President and Chief .   1995   170,000   144,500     --        --            --       --     10,288
  Executive Officer ...   1994   150,000    85,000     --        --          80,000     --      9,096

Dennis W. Christian ...   1996   160,808   141,000     --          (4)       70,000     --     11,362
  Senior Vice President   1995   150,000   127,500     --        --            --       --      9,080
  and Chief Operating .   1994   118,450   140,000     --        --          60,000     --      7,186
  Officer

John S. Weatherly .....   1996   143,469   131,000     --          (4)       65,000     --     10,234
  Senior Vice President   1995   130,000   110,500     --        --            --       --      7,873
  and Chief Financial .   1994   100,000   107,500     --        --          60,000     --      6,068
  Officer and Treasurer

Kathy G. Tilley .......   1996   119,032   105,500     --          (4)       55,000     --      8,475
  Vice President ......   1995   100,008    85,000     --        --            --       --      5,933
                          1994    96,626    78,000     --        --          30,000     --      5,739

----------

(1) John S. Callon resigned as Chief Executive Officer of the Company on January 2, 1997. Fred L. Callon was appointed Chief Executive Officer of the Company and Dennis W. Christian was appointed Chief Operating Officer of the Company (a position previously held by Fred L. Callon) on January 2, 1997.

(2) The amount for 1996 represents that portion of bonuses declared in March 1996 and earned by service during 1996. Bonuses were declared in March 1997, a portion of which were attributable to 1996 and are reflected herein. These amounts also include amounts deferred.

(3) Amounts in the column do not include perquisites and other personal benefits, securities or property, unless the annual amount of such compensation exceeds the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive.

(4) On August 23, 1996, the Board of Directors authorized the following performance share awards upon approval of the 1996 Plan by the Company's Shareholders at the 1997 annual meeting: Fred L. Callon, 60,000 shares; Dennis W. Christian, 55,000 shares; John S. Weatherly, 50,000 shares; Kathy G. Tilley, 45,000 shares. The 1996 Plan was approved at the 1997 annual meeting, and such shares were awarded as of the date of the annual meeting. The performance shares will vest on January 1, 2001 and are subject to forfeiture upon certain termination of employment events. See "-- 1996 Plan."

(5) Amounts reflect the Company's contribution in 1996, 1995 and 1994 of $12,043, $9,500 and $8,400 to John S. Callon's 401(k) savings plan and payment of $672, $893 and $1,165 term life insurance premiums; $11,446, $8,500 and $7,500 to Fred L. Callon's 401(k) savings plan and payment of $1,482, $1,788 and $1,596 term life insurance premiums; $10,060, $7,500 and $5,923 to Mr. Christian's 401(k) savings plan and payment of $1,302, $1,580 and $1,263 term life insurance premiums; $9,077, $6,500 and $5,000 to Mr. Weatherly's 401(k) savings plan and payment of $1,157, $1,373 and $1,068 term life insurance premiums;

      and $7,509, $5,000 and $4,831 to Ms. Tilley's 401(k) savings plan and payment of $966, $933 and $908 term life insurance premiums.

      RECENT COMPENSATION AWARDS

      On August 23, 1996, the Compensation Committee granted stock options to the Company's executive officers and senior management under the 1996 Plan. Pursuant to the awards, Fred L. Callon was granted an option to purchase 75,000 shares of Common Stock; Dennis W. Christian was granted an option to purchase 70,000 shares of Common Stock; H. Michael Tatum was granted an option to purchase 15,000 shares of Common Stock; Kathy G. Tilley was granted an option to purchase 55,000 shares of Common Stock; and John S. Weatherly was granted an option to purchase 65,000 shares of Common Stock. In addition, other members of senior management were granted options to purchase an aggregate 170,000 shares of Common Stock. All of such options were granted at an exercise price of $12.00 per share, the fair market value of the Common Stock on the date of grant, and 20% of each option becomes exercisable on January 1 of each succeeding year, beginning January 1, 1997. Unvested options are subject to forfeiture upon certain termination events.

      The Compensation Committee also awarded performance shares under the 1996 Plan to the Company's executive officers on August 23, 1996. Fred L. Callon was awarded 60,000 performance shares; Dennis W. Christian was awarded 55,000 performance shares; H. Michael Tatum was awarded 15,000 performance shares; Kathy G. Tilley was awarded 45,000 performance shares; and John S. Weatherly was awarded 50,000 performance shares. All of the performance shares granted vest in whole on January 1, 2001, and are subject to forfeiture upon certain termination of employment events.

      EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

      Fred L. Callon entered into an employment agreement with the Company effective September 1, 1996 with a term ending December 31, 2000. Pursuant to this agreement, Fred L. Callon will receive an annual base salary of not less than $200,000 per annum, subject to increase by the Board of Directors or Compensation Committee from time to time. The employment agreement provides that he will be entitled to participate in any incentive compensation program established by the Company for its executive officers. Fred L. Callon also will receive life insurance, participate in the group medical and disability insurance of the Company and receive a monthly automobile allowance under the agreement as well as fuel, oil, maintenance and insurance costs for an automobile. The agreement will be terminated prior to its term by his death or disability or for cause. If the agreement is terminated because of death or disability, the compensation payments continue for the term of the agreement, reduced by the amount of disability insurance paid. If the agreement is terminated for cause, the Company is not required to make additional payments. "Cause" is defined generally as any of the following, as determined by a majority vote of the Board of Directors: intentional or continual neglect of duties, conviction of a felony, or failure or refusal to perform duties in accordance with the employment agreement.

      The employment agreement further provides that he may terminate the agreement for "good reason," which is defined generally as (a) failure to re-elect him to his office, (b) significant change in his duties, (c) reduction or failure to provide typical increases in his salary following a change in control of the Company, (d) his relocation to an office outside the Natchez, Mississippi area, (e) breach of the agreement by the Company, or (f) failure to maintain his level of participation in the compensation and benefit plans of the Company. If Fred L. Callon terminates his employment for good reason after a change in control, he is entitled to a lump sum payment of three times his targeted annual compensation for that year. The lump sum payment will be reduced to the maximum amount permitted under the Internal Revenue Code of 1986, as amended (the "Code"), that does not constitute a parachute payment unless he elects to receive the full amount, in which case the Company would be liable for the resulting federal excise tax. The Code defines a parachute payment as any severance payment the aggregate present value of which is in excess of three times the employee's average annual compensation over the past five years. If the termination for good reason occurs otherwise than following a change in control, he is entitled to severance pay in the amount that would have been paid under the employment agreement had it not been terminated. Pursuant to the agreement, a "change in control" occurs, if: (i) any person or group of persons acting in concert (within the meaning of Section 13(d) of the Exchange Act) shall have become the beneficial owner of a majority of the outstanding common stock of the Company (other than pursuant to the Stockholders' Agreement), (ii) the stockholders of the Company cause a change in a majority of the members of the board within a twelve-month period, or (iii) the Company or its stockholders enter into an agreement to dispose of all or substantially all of the assets or outstanding capital stock of the Company.

      Dennis W. Christian and John S. Weatherly entered into employment agreements with the Company effective September 1, 1996 and ending December 31, 2000. The agreements provide that Mr. Christian and Mr. Weatherly will receive an annual base salary of at least $175,000 and $165,000, respectively, and that they are entitled to participate in any incentive compensation program established by the Company for its executive officers. Each agreement terminates upon death or disability or for cause. If either agreement is terminated because of death or disability, compensation payments continue for a period of two years from the date of termination, reduced by the amount of disability insurance paid. If either agreement is terminated for cause, the Company is not required to make any additional payments. "Cause" is defined generally as any of the following, as determined by a majority vote of the Board of Directors: intentional or continual neglect of duties, conviction of a felony, or failure or refusal to perform duties in accordance with the employment agreement.

      On June 19, 1996, the Company entered into a consulting agreement with John S. Callon which became effective January 2, 1997, the day he retired as Chief Executive Officer of the Company. Pursuant to the agreement, John S. Callon is to provide consulting services to the Company on matters pertaining to corporate or financial strategy, investor relations and public/private financing opportunities for no more than 20 hours per month, ten months a year. The agreement remains in effect from the effective date until December 31, 2001, subject to renewal for succeeding five years periods unless earlier terminated. As compensation for his services under the agreement, John S. Callon will be paid a fee ("Consultation Fee") of not less than $190,000 per year increased annually based upon the change in the Consumer Price Index, as adjusted for inflation. In addition, he will remain eligible to participate in the Company's major medical and disability coverage, and will be entitled to participate in all other employee benefit plans (other than a cash bonus program) provided to full-time executives of the Company. As an inducement for entering into the agreement, John S. Callon was granted 25,000 shares of Common Stock, 20% of which vests on each of the first five anniversaries of the effective date of the agreement.

      Upon termination of the agreement other than for cause, John S. Callon or his spouse shall be entitled to receive a termination payment equal to the Consultation Fee, as adjusted for inflation, to be paid annually until the later of the death of John S. Callon (if applicable) or his spouse. In lieu of the termination payment, John S. Callon or his spouse may elect to receive, subject to the approval of the Board of Directors a lump sum payment of $1.5 million. In addition, if the agreement terminates due to the Company's breach, John S. Callon and his spouse shall be entitled to liquidated damages. The Company may terminate the agreement for cause. "Cause" is defined generally in the agreement as willful misconduct or intentional and continual neglect of duties which has materially and adversely affected the Company.

      Pursuant to the 1996 Plan and the 1994 Plan (as defined below), in the case of a merger or consolidation where the Company is not the surviving entity, or if the Company is about to sell or otherwise dispose of substantially all of its assets while unvested options remain outstanding, the Compensation Committee or other plan administrator may, in its discretion and without stockholder approval, declare some or all options exercisable in full before or simultaneously with such merger, consolidation or sale of assets without regard for prescribed waiting periods. Alternatively, the

Compensation Committee or other plan administrator may cancel all outstanding options provided option holders are given notice and a period of 30 days prior to the merger, consolidation or sale to exercise the options in full.

      INCENTIVE PLANS

      The Company currently maintains two stock options plans for employees pursuant to which options may be granted for the purchase of Common Stock: the 1994 Callon Petroleum Company Stock Incentive Plan (the "1994 Plan") and the 1996 Callon Petroleum Company Stock Incentive Plan (the "1996 Plan"). The Company in the past has used and will continue to use, stock options and performance share grants to attract and retain key employees in the belief that employee stock ownership and stock related compensation devices encourage a community of interest between employees and stockholders. No additional awards may be granted under the 1994 Plan. As of June 30, 1997, there were 145,000 shares available for grant under the 1996 Plan.

      1994 PLAN. The 1994 Plan was adopted on June 30, 1994. Pursuant to the 1994 Plan, 600,000 shares of Common Stock were reserved for issuance upon the exercise of options or as performance shares. The 1994 Plan is administered by the Compensation Committee of the Board of Directors. Members of the Compensation Committee currently are Messrs. Stanger, Wallace, B. F. Weatherly and Wilson.

      No stock options were granted under the 1994 Plan during 1995 and 1996, other than automatic grants to non-employee directors.

      1996 PLAN. On September 26, 1996, the Board of Directors of the Company approved and adopted the 1996 Plan and the Plan was approved by the stockholders of the Company at the 1997 annual meeting. Individual awards under the 1996 Plan may take the form of one or more of (i) incentive stock options; (ii) non-qualified stock options; or (iii) performance shares.

      The 1996 Plan is administered by a plan administrator which may be either
(i) the Board of Directors of the Company; (ii) any duly constituted committee of the Board of Directors consisting of at least two non-employee directors; or
(iii) any other duly constituted committee of the Board of Directors. The plan administrator will select the officers, key employees and consultants who will receive awards and the terms and conditions of those awards. The maximum number of shares of Common Stock that may be subject to outstanding awards may not exceed 300,000. Shares of Common Stock tendered as payment for shares issued upon exercise of an option or which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

      The option price of any incentive stock option shall be 100% of the fair market value of a share of Common Stock on the date the incentive option is granted. Any incentive option must be exercised within ten years of the date of grant. Unless otherwise determined by the plan administrator, the option price of any non-qualified stock option shall be 100% of the fair market value of a share of Common Stock on the date the option is granted. Vesting of stock options and performance shares, and the term of any non-qualified stock option or performance share award is determined by the plan administrator.

      The 1996 Plan provides that each director that is not an employee of the Company shall, on the date on which he or she is initially elected or appointed a director of the Company, be granted a stock option to purchase 5,000 shares of Common Stock for the fair market price on the date of grant and for a term of ten years. After each subsequent annual meeting of stockholders at which such person continues to serve as a director, he or she will automatically be granted a stock option to purchase an additional 5,000 shares of Common Stock for the fair market price on the date of such grant and for a term of ten years.

      In the event of a termination of employment, outstanding options and performance shares may be subject to forfeiture and/or time limitations. Stock options and performance shares are evidenced by written agreements, the terms and provisions of which may differ. No stock option is transferable other than by will or by the laws of descent or distribution.

      The 1996 Plan may be amended by the Board of Directors without the consent of the stockholders except that any amendment, thought effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted. In addition, no amendment can impair the rights of a holder of an outstanding award under the Plan without such holder's consent.

      1997 EMPLOYEE STOCK PURCHASE PLAN. The 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was authorized by the Board of Directors on September 26, 1996 and approved by the stockholders of the Company at the 1997 annual meeting. The 1997 Purchase Plan is intended to provide eligible employees of the Company and its participating affiliates with the continuing opportunity to acquire a propriety interest in the Company through participation in a payroll-deduction based employee stock purchase plan designed to operate in compliance with Section 423 of the Code.

      An aggregate of 250,000 shares of Common Stock have been reserved for issuance over the ten-year term of the 1997 Purchase Plan. This share reserve is drawn from either newly-issued shares of Common Stock or shares of Common Stock repurchased by the Company, including shares repurchased on the open market.

      The 1997 Purchase Plan is administered by the Compensation Committee of the Company's Board of Directors or such other duly constituted committee of the Company's Board of Directors (the "1997 Plan Administrator"). The 1997 Purchase Plan is implemented in a series of successive offering periods, each with a maximum duration (not to exceed twenty-four (24) months) designated by the 1997 Plan Administrator prior to the start date. The initial offering period began on September 1, 1997 and will continues through June 30, 1999. The next offering period will start on the first business day in July 1999 and terminate on the last business day in June 2001. Any subsequent offering periods will begin as designated by the 1997 Plan Administrator.

      Each offering period is comprised of a series of successive semi-annual purchase periods. Generally, purchase periods run from the first business day in January to the last business day in June each year and from the first business day in July each year to the last business day in December in each year. Shares of Common Stock will be purchased on behalf of participants on the last day of each such semi-annual period.

      Any individual who is employed on a basis under which he or she is regularly expected to work for more than 20 hours per week for more than five months per calendar year in the employ of the Company or any participating parent or subsidiary corporation (including any corporation which subsequently becomes such at any time during the term of the 1997 Purchase Plan) is eligible to participate in the 1997 Purchase Plan.

      Each participant may authorize periodic payroll deductions in any multiple of 1% (up to a maximum of 15%) of his or her base salary each offering period to be applied to the acquisition of Common Stock on each semi-annual purchase date. On each semi-annual purchase date (the last business day in June and December of each year), the payroll deductions of each participant is automatically applied to the purchase of whole shares of Common Stock at the purchase price in effect for the participant for that purchase date.

      The purchase price per share at which Common Stock is purchased on the participant's behalf on each purchase date within the offering period is equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or
(ii) the fair market value per share of Common Stock on that purchase date. The fair market value per share of Common Stock on any relevant date will be the closing selling price per share on such date on the Nasdaq NMS.

      The 1997 Purchase Plan imposes certain limitations upon a participant's rights to acquire Common Stock, including the following limiations:

            (i) No purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company of any of its affiliates.

            (ii) No purchase right granted to a participant may permit such individual to purchase Common Stock at a rate greater than $25,000 worth of such Common Stock (valued at the time such purchase right is granted) for each calendar year the purchase right remains outstanding at any time.

            (iii) No participant may purchase more than 1,000 shares of Common Stock on any semi-annual purchase date.

      The purchase right immediately terminates upon the participant's termination of employment or loss of eligible employee status or upon his or her affirmative withdrawal from the offering period. The payroll deductions collected for the purchase period in which the purchase right terminates will be refunded.

      No participant has any stockholder rights with respect to the shares of Common Stock covered by his or her purchase right until the shares are actually purchased on the participant's behalf.

      The 1997 Purchase Plan terminates upon the earliest to occur of (i) the last business day in June 2007, (ii) the date on which all available shares are issued or (iii) the date on which all outstanding purchase rights are exercised in connection with an acquisition of the Company.

      The Board may at any time alter, suspend or discontinue the 1997 Purchase Plan as of the close of any purchase period. However, the Board may not, without stockholder approval, materially increase the number of shares issuable under the 1997 Purchase Plan, and certain other amendments may require stockholder approval pursuant to applicable laws or regulations.

OPTION GRANTS IN LAST FISCAL YEAR

      There were no individual grants of stock options under the 1994 Plan made during the year ended December 31, 1996 to the Chief Executive Officer of the Company or any of the four most highly compensated executive officers of the Company named in the Summary Compensation Table. There were grants of stock options under the 1996 Plan during the year ended December 31, 1996 to the Chief Executive Officer and the four most highly compensated executive officers of the Company. The following table sets forth information concerning individual grants of stock options under the 1996 Plan to the Chief Executive Officer of the Company, the four most highly compensated executive officers of the Company, all current executive officers as a group ("Executive Group"), all current directors who are not executive officers as a group ("Director Group"), and all employees, including all current officers who are not executive officers, as a group ("Employee Group").

                 OPTION GRANTS IN YEAR ENDING DECEMBER 31, 1996

                                        INDIVIDUAL GRANTS
                       ----------------------------------------------------
                                   % OF TOTAL                                   POTENTIAL REALIZABLE
                                    OPTIONS                                       VALUE AT ASSUMED
                       NUMBER OF    GRANTED                                       ANNUAL RATES OF
                      SECURITIES      TO        EXERCISE                      STOCK PRICE APPRECIATION
                      UNDERLYING   EMPLOYEES    OR BASE                          FOR OPTION TERM(C)
                        OPTIONS    IN FISCAL     PRICE       EXPIRATION      --------------------------
       NAME             GRANTED     YEAR(A)     ($/SH)(B)       DATE           5% ($)         10% ($)
--------------------   ---------   ---------    --------   ---------------   -----------   ------------
John S. Callon .....        --          --         --             --         $     --      $       --
Fred L.  Callon ....      75,000          17%   $  12.00   August 23, 2006       566,005      1,434,368
Dennis W.  Christian      70,000          16%   $  12.00   August 23, 2006       528,271      1,338,744
John S.  Weatherly .      65,000          14%   $  12.00   August 23, 2006       490,538      1,243,119
Kathy G.  Tilley ...      55,000          12%   $  12.00   August 23, 2006       415,070      1,051,870
Executive Group
 (6 persons) .......     280,000          62%   $  12.00   August 23, 2006     2,113,086      5,354,975
Director Group
 (4 persons) .......      80,000          18%   $  12.00   August 23, 2006       603,739      1,529,993
Employee Group
 (8 persons) .......     170,000          38%   $  12.00   August 23, 2006     1,282,945      3,251,235
All Stockholders(d)    5,758,667       N/A         N/A           N/A        $ 43,459,137  $ 110,133,985

----------------

(a) The Company granted a total of 450,000 options to employees under the 1996 Plan for the year ended December 31, 1996.

(b) The options were granted on August 23, 1996. The fair market value of the Common Stock at the date of grant was $12.00. Options are not exercisable prior to six months from the date of grant and, unless a shorter period is provided by the 1996 Plan or the plan administrator, are for a term of ten years, subject to vesting as provided by the plan administrator. Further, options are subject to forfeiture and/or time limitations in the event of a termination of employment. The 1996 Plan was approved by the Company's stockholders at the 1997 annual meeting. No stock appreciation rights have been granted by the Company since its inception.

(c) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall market conditions. There can be no assurance that the amounts reflected will be achieved.

(d)   All Stockholders are shown for comparison purposes only.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES


      The following table sets forth certain information concerning the number and value of unexercised options to purchase Common Stock by the Chief Executive Officer and the four most highly compensated executive officers named in the Summary Compensation Table at December 31, 1996. No stock options were exercised by such persons in 1996.

                AGGREGATED OPTION EXERCISES IN 1996 AND OPTION
                         VALUES AT DECEMBER 31, 1996

                                                 UNEXERCISED OPTIONS AT DECEMBER 31, 1996
                                                 ----------------------------------------
                                                       NUMBER OF         VALUE OF
                                                      UNDERLYING       IN-THE-MONEY
                                                      SECURITIES         OPTIONS
                  SHARES ACQUIRED                     EXERCISABLE/     EXERCISABLE/
NAME               ON EXERCISE(#) VALUE REALIZED($) UNEXERCISABLE(A) UNEXERCISABLE(B)
-------------------   --------      ----------       -------------   ----------------
John S. Callon ....       --           --            90,000/--       $815,625/--

Fred L. Callon.....       --           --            95,000/60,000   830,938/423,750

Dennis W. Christian       --           --            74,000/56,000   642,625/395,500

John S. Weatherly..       --           --            73,000/52,000   635,563/367,250

Kathy G. Tilley....       --           --            41,000/44,000   349,563/310,750

-------------
(a)   Represents awards granted under the 1994 Plan and the 1996 Plan.

(b) As of December 31, 1996, the fair market value of the Common Stock was $19.0625.

LONG-TERM INCENTIVE PLAN AWARDS

      At this time, Callon does not have a long-term incentive plan for the Company's employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The members of the Company's Compensation Committee are Messrs. Stanger, Wallace, B. F. Weatherly and Wilson, none of whom are or have been officers or employees of the Company.

      STOCKHOLDERS' AGREEMENT. In connection with the Consolidation, the Company, the Callon Family and NOCO entered into the Stockholders' Agreement which contains certain voting requirements and transfer restrictions. Messrs. Wallace, B. F. Weatherly and Wilson are affiliates of NOCO. See "-- Certain Transactions."

      REGISTRATION RIGHTS. NOCO is party to a Registration Rights Agreement dated September 16, 1994. Messrs. Wallace, B. F. Weatherly and Wilson are affiliates of NOCO. See "--Certain Transactions."

CERTAIN TRANSACTIONS

      CONSOLIDATION. Pursuant to the Consolidation in which certain of the Company's predecessor entities were merged into the Company effective September 16, 1994, John S. Callon, Fred L. Callon and other non-employee members of the Callon Family exchanged all of the outstanding stock of Callon Petroleum Operating for an aggregate of 1,892,278 shares of Common Stock of the Company. Certain Callon Family members also converted units of limited partnership interest ("Units") in CCP into an aggregate of 9,635 shares of Common Stock, representing one-third of a share of Common Stock for each

Unit. Of the 1,831,591 shares beneficially owned by the Callon Family, 292,040 are beneficially owned by John S. Callon and 729,180 are beneficially owned by Fred L. Callon. The number of shares of Common Stock issued in the Consolidation was based upon the Company's assignment of exchange values to the assets and liabilities of CCP, Callon Petroleum Operating and CN.

      STOCKHOLDERS' AGREEMENT. In connection with the Consolidation, the Company, the Callon Family (including John S. Callon and Fred L. Callon) and NOCO entered into the Stockholders' Agreement which (a) provides that the Callon Family shall vote for two directors to the Company's Board of Directors as directed by NOCO and NOCO will vote for two directors to the Company's Board of Directors as directed by the Callon Family, (b) contains certain restrictions on transfer of the Common Stock owned by the Callon Family and NOCO, and (c) provides that neither the Callon Family nor NOCO can transfer shares of Common Stock in connection with, or vote for, consent to or otherwise approve, a transaction which would result in certain changes of control or fundamental changes without the prior written consent of the other party. The Callon Family and NOCO own an aggregate of more than 60% of the Company's outstanding Common Stock.

      REGISTRATION RIGHTS. The Callon Family (including John S. Callon and Fred
L. Callon) is party to a Registration Rights Agreement dated September 16, 1994 (the "Registration Rights Agreement"), pursuant to which they are entitled to require the Company to register Common Stock owned by them with the Commission for sale to the public in a firm commitment public offering and generally to include shares owned by them in registration statements filed by the Company. NOCO and the Company have entered into a similar agreement.

      WILCOX ENERGY. Prior to the consummation of the Consolidation, Callon Petroleum Operating distributed the capital stock of its wholly owned subsidiary, Wilcox Energy Company ("Wilcox"), to its stockholders (i.e., the Callon Family, including John S. Callon and Fred L. Callon). The business of Wilcox is the drilling of shallow exploratory wells in the Wilcox Trend, and Callon Petroleum Operating did not believe that Wilcox would fit within the Company's business strategy.

      NOTE TO AFFILIATE. Prior to the Consolidation, CN from time to time loaned money to NOCO on a short-term basis, at approximately the interest rate earned by CN on short-term cash investments. In 1993, $4.0 million was borrowed. On December 31, 1993, $1.0 million was outstanding at an interest rate of 4.0%. In 1994, the outstanding loan balance of $1.0 million was repaid prior to the Consolidation.

      FEES TO NOCO. Prior to the Consolidation, the partnership agreement of CN provided that CN would reimburse Callon Petroleum Operating and NOCO at cost for overhead and executive and other personnel services for operations of CN. During 1993, CN paid Callon Petroleum Operating $1.4 million and paid NOCO $320,000 as such reimbursement. NOCO Management, Ltd., the general partner of NOCO Holdings, L.P. (the sole limited partner of NOCO) and whose members include John C. Wallace, Richard O. Wilson and B. F. Weatherly, directors of the Company, received $190,200 in 1993 of such amounts in fees for services provided to CN by its members, including Mr. Wallace and B.F. Weatherly. In turn, Mr. Wallace received $13,500 of such amounts in 1993, and B.F. Weatherly received $67,500 of such amounts in 1993 from NOCO Management, Ltd. for such services. In 1994, the Company reimbursed NOCO $131,000 for costs and expenses incurred by NOCO in the Consolidation. No overhead payments have been made following the effective date of the Consolidation.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of June 30, 1997, certain information with respect to the ownership of shares of Common Stock and the Company's Series A Preferred Stock as to (i) all persons known by the Company to be the beneficial owners of 5% or more of the outstanding shares of Common Stock, (ii) each director, (iii) certain executive officers, and (iv) all executive officers and directors of the Company as a group. Information set forth in the table with respect to beneficial ownership of Common Stock and Series A Preferred Stock has been obtained from filings made by the named beneficial owners with the Commission or, in the case of executive officers and directors of the Company, has been provided to the Company by such individuals.

                                        COMMON STOCK        PREFERRED STOCK
                                 ------------------------  ------------------
                                  AMOUNT AND               AMOUNT AND
            NAME AND               NATURE OF      PERCENT  NATURE OF  PERCENT
           ADDRESS OF             BENEFICIAL        OF     BENEFICIAL   OF
       BENEFICIAL OWNER(1)         OWNERSHIP       CLASS   OWNERSHIP  CLASS
--------------------------------   ---------       -----    -------   -----
DIRECTORS:
  John S. Callon ...............     292,040(2)     4.80%      --      --
  Fred L. Callon ...............     729,180(3)    11.97       --      --
  Dennis W. Christian ..........     129,000(4)     2.13       --      --
  Robert A. Stanger ............      20,856(5)        *       --      --
  John C. Wallace ..............   2,007,883(6)    33.37       --      --
  B.F. Weatherly ...............   2,005,125(7)    33.33       --      --
  Richard O. Wilson ............   2,008,531(8)    33.37      1,000       *

NAMED EXECUTIVE OFFICERS:
  John S. Weatherly ............     123,896(9)     2.04       --      --
  Kathy G. Tilley ..............      86,147(10)    1.43       --      --

DIRECTORS AND EXECUTIVE OFFICERS
  AS A GROUP (10 PERSONS) ......   3,476,142(11)   53.67      1,000       *

CERTAIN BENEFICIAL OWNERS:

  NOCO Enterprises, L.P. .......
   6814 Northampton Way
   Houston, Texas  77055 .......   1,984,758(12)   33.10       --      --
  Wellington Management Company
   75 State Street
   Boston, Massachusetts 02109 .     607,704(13)    9.26    247,690   18.83

----------------------
* less than 1%

(1) Unless otherwise indicated, each of the above persons may be deemed to have sole voting and dispositive power with respect to such shares.

(2) Of the 292,040 shares beneficially owned by John S. Callon, 97,040 are owned directly by him and he has sole voting and dispositive power over such shares, 105,000 shares are held in a family limited partnership, and 90,000 shares are subject to options under the Company's 1994 Plan exercisable within 60 days. Shares indicated as owned by John S. Callon do not include shares of Common Stock owned by NOCO and shares of Common Stock owned by certain other members of the Callon Family including 61,837 shares owned by John S. Callon's wife and over which he disclaims beneficial ownership. Under the terms of the Stockholder's Agreement among the

      Callon Family and NOCO dated September 16, 1994, John S. Callon and the other members of the Callon Family have the right of first refusal to acquire shares of Common Stock proposed to be sold by NOCO under certain circumstances and all parties to the Stockholders' Agreement have agreed to support two directors nominated by the Callon Family and two directors nominated by NOCO. John S. Callon disclaims beneficial ownership of the NOCO shares.

(3) Of the 729,180 shares beneficially owned by Fred L. Callon, 201,556 shares are owned directly by him; 268,016 shares are held by him as custodian for certain minor Callon Family members; 78,430 shares are held by him as trustee of certain Callon Family trusts; 80,000 shares are subject to options under the 1994 Plan exercisable within 60 days; 15,000 shares are subject to options under the 1996 Plan exercisable within 60 days; 60,000 shares represent performance shares issued under the 1996 Plan which do not vest until January 1, 2001; and 26,178 shares are held by Fred L. Callon as Trustee of shares held by the Callon Petroleum Company Employee Savings and Protection Plan. Shares indicated as owned by Fred L. Callon do not include shares of Common Stock owned by NOCO and shares of Common Stock owned by other members of the Callon Family, including 25,009 shares owned by Fred L. Callon's wife over which he disclaims beneficial ownership. Under the terms of the Stockholders' Agreement, Fred L. Callon and the other members of the Callon Family have the right of first refusal to acquire shares of Common Stock proposed to be sold by NOCO under certain circumstances and all parties to the Stockholders' Agreement have agreed to support two directors nominated by the Callon Family and two directors nominated by NOCO. Fred L. Callon disclaims beneficial ownership of these shares.

(4) Includes 60,000 shares subject to options under the 1994 Plan and 14,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days, and 55,000 shares represent a performance share award under the 1996 Plan which do not vest until January 1, 2001.

(5) Includes 15,000 shares subject to options under the 1994 Plan and 5,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days.

(6) Includes 3,125 shares owned directly by John C. Wallace, 15,000 shares subject to options under the 1994 Plan and 5,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days, and 1,984,758 shares owned by NOCO. See note (l2) below.

(7) Includes 367 shares owned directly by B.F. Weatherly, 15,000 shares subject to options under the 1994 Plan and 5,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days, and 1,984,758 shares owned by NOCO. See note (l2) below.

(8) Includes 1,500 shares owned directly by Richard O. Wilson, 15,000 shares subject to options under the 1994 Plan and 5,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days, 2,273 shares issuable upon conversion of 1,000 shares of Series A Preferred Stock and 1,984,758 shares owned by NOCO. See note (l2) below.

(9) Includes 217 shares which are held by Mr. Weatherly as custodian for his minor children, 60,000 shares subject to options under the 1994 Plan, 13,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days, and 50,000 shares represent a performance share award under the 1996 Plan which do not vest until January 1, 2001.

(10) Includes 30,000 shares subject to options under the 1994 Plan, 11,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days and 45,000 shares represent a performance share award under the 1996 Plan which do not vest until January 1, 2001.

(11) Includes 405,000 shares subject to options under the 1994 Plan, 76,000 shares subject to options under the 1996 Plan, all of which are exercisable within 60 days and 225,000 shares represent performance share awards under the 1996 Plan which do not vest until January 1, 2001.

(12) The sole limited partner of NOCO is NOCO Holdings, L.P., and the sole general partner of NOCO is NOCO Properties Inc., a wholly-owned subsidiary of NOCO Holdings, L.P. The general partner of NOCO Holdings, L.P. is NOCO Management, Ltd., a limited liability company. The management of NOCO Management, Ltd. is vested in its four members: John C. Wallace, Barry I. Meade, B. F. Weatherly and Richard O. Wilson. The address of NOCO Holdings, L.P. and NOCO Management, Ltd. is the same as that listed above for NOCO. Mr. Wallace's address is 65 Vincent

      Square, London England SWIP 2RX. Mr. Meade's address is 6814 Northampton Way, Houston, Texas 77055. Mr. B.F. Weatherly's address is 9603 Doliver Street, Houston, Texas 77063. Mr. Wilson's address is 674 Shartle Circle, Houston, Texas 77024. Messrs. Wallace, Weatherly and Meade also serve as officers of NOCO Management, Ltd. NOCO Properties Inc. and NOCO Management, Ltd. may be deemed to be the beneficial owner of the Common Stock to be held by NOCO as a result of their respective general partner interests in NOCO and NOCO Holdings, L.P. As a result of their positions with NOCO Management, Ltd., Messrs. Wallace, Meade, Weatherly and Wilson may be deemed to share the power to vote and dispose of such Common Stock and thereby to be the beneficial owner of such Common Stock. Under the terms of the Stockholders' Agreement, NOCO has the right of first refusal to acquire shares of Common Stock proposed to be sold by members of the Callon Family under certain circumstances and all parties to the Stockholders' Agreement have agreed to support two directors nominated by the Callon Family and two directors nominated by NOCO. NOCO disclaims beneficial ownership of the shares owned by members of the Callon Family. Because of the Stockholders' Agreement, NOCO and members of the Callon Family may be deemed to be a "group" for purposes of beneficial ownership under SEC regulations. If such a group were deemed to exist, it would beneficially own over 60% of the Common Stock. NOCO has informed the Company that it intends to transfer 1,839,386 of the Common Shares owned by it to Fred. Olsen Energy AS ("FOE"). Upon such transfer, the Common Shares owned by FOE will continue to be subject to the Stockholders' Agreement. See "Principal Stockholders -- Stockholders' Agreement."

(13) Includes 563,000 shares issuable upon conversion of 247,690 shares of Series A Preferred Stock.

STOCKHOLDERS' AGREEMENT

      Pursuant to the Stockholders' Agreement among the Callon Family and NOCO dated September 16, 1994, the Callon Family and NOCO each elect two directors to the Company's Board of Directors. Specifically, the Stockholders' Agreement provides that the Callon Family and NOCO shall use their best efforts, including voting the shares of Common Stock which they own, to cause the Company's Board of Directors to be composed of at least four members, two of such members to be selected by the Callon Family and two of such members to be selected by NOCO. The Stockholders' Agreement also contains restrictions on transfer of shares of Common Stock owned by the Callon Family and NOCO and prohibits the Callon Family and NOCO from taking certain actions which would result in certain changes of control or fundamental changes, without the consent of the other party. See "Management -- Certain Transactions."

      As a result of the Stockholders' Agreement, the Callon Family, on the one hand, and the Callon Family and NOCO on the other, may be deemed to form a "group" for purposes of beneficial ownership under Commission regulations. The Callon Family disclaims beneficial ownership of the Common Stock owned by NOCO. In addition, each Callon Family stockholder disclaims beneficial ownership of all shares of Common Stock owned by the other Callon Family stockholders and the existence of a group comprised of the Callon Family stockholders. If NOCO and the Callon Family were deemed to be a group, it would beneficially own more than 60% of the outstanding Common Stock.

                        DESCRIPTION OF THE EXCHANGE NOTES

      The Exchange Notes are to be issued under the Indenture, dated as of July 31, 1997, between the Company and American Stock Transfer & Trust Company, as trustee (the "Trustee"). The Exchange Notes will be issued under the same Indenture as the Outstanding Notes and the Outstanding Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, any Outstanding Notes that remain outstanding after consummation of the Exchange Offer and the Exchange Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal of Notes (as defined herein) have taken certain actions or exercised certain rights under the Indenture.

     The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture (including the definition of certain terms in the Indenture), the form of which is available upon request to the Company at the address set forth under "Available Information." Wherever particular provisions and definitions of the Indenture are referred to, such provisions and definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by such reference. As used in this "Description of the Exchange Notes," the term "Company" refers only to Callon Petroleum Company. The Outstanding Notes and Exchange Notes are sometimes referred to herein as the "Notes." Article and Section references are to Articles and Sections of the Indenture.

      GENERAL. The Exchange Notes will be limited to $36.0 million aggregate principal amount. The Exchange Notes will be issued in global or registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof. Interest on the Exchange Notes will accrue from July 31, 1997 or from the most recent interest payment date to which interest has been paid, and will be payable quarterly on the 15th day of each March, June, September and December in each year, commencing December 15, 1997, at 10.125%. Interest will be payable to the person in whose name the Exchange Note is registered at the close of business on the first day of March, June, September and December, as the case may be, immediately preceding such interest payment date. The Exchange Notes will mature on September 15, 2002, unless redeemed earlier at the option of the Company as set forth below. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

      Principal, premium, if any, and interest will be payable at an office or agency to be maintained by the Company in New York City, except that, at the option of the Company for the Exchange Notes that are not in book entry form, interest may be paid by check mailed to the person entitled thereto. The Exchange Notes may be presented for registration of transfer or exchange at an office or agency to be maintained by the Company in New York City. The Exchange Notes will be exchangeable without service charge but the Company may require payment to cover taxes or other government charges. Except under the conditions described in "Certain Covenants -- Liens" below, the Exchange Notes will not be secured by the assets of the Company or any of its Subsidiaries or Affiliates or otherwise. All indebtedness of the Company under the Credit Facility (which constitutes Senior Indebtedness) is secured by substantially all of the producing oil and gas assets of the Company and its Subsidiaries. In addition, the rights of the Company to participate in any distribution of assets of any Subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the Exchange Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of the Subsidiary.

      BOOK ENTRY EXCHANGE NOTES

      The Outstanding Notes have been and the Exchange Notes will initially be issued in the form of one or more Global Exchange Notes (as defined in the Indenture) held in book-entry form. The Exchange Notes will be deposited with the Trustee as custodian for the Depository, and the Depository or its nominee will initially be the sole registered holder of the Exchange Notes for all purposes under the

Indenture. Except as set forth below, a Global Exchange Note exchanged may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

      Upon the issuance of a Global Exchange Note, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interests represented by such Global Exchange Note exchanged in the Exchange Offer. Ownership of beneficial interests in a Global Exchange Note will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Exchange Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Exchange Note. Ownership of beneficial interests in such Global Exchange Note by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Exchange Note.

      Payment of principal of, premium, if any, on and interest on Exchange Notes represented by any such Global Exchange Note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the Exchange Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, and agent of the Company or the Initial Purchaser will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Exchange Note representing any Exchange Notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

      The Company has been advised by the Depository that upon receipt of any payment of principal of, premium, if any, on or interest on, any Global Exchange Note, the Depository will immediately credit, on its book entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Exchange Note, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Exchange Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

      So long as the Depository or its nominee, is the registered owner or holder of such Global Exchange Note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Exchange Note for the purposes of receiving payment on such Exchange Notes, receiving notices and for all other purposes under the Indenture and the Exchange Notes. Beneficial interests in the Exchange Notes represented by such Global Exchange Note will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided above, owners of beneficial interests in a Global Exchange Note will not be entitled to and will not be considered the holders of such Global Exchange Note for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Exchange Note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Exchange Note desires to give or take action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      The Depository has advised the Company that it will take any action permitted to be taken by a Holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account with the Depository interests in the Global Exchange Note are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such participant or participants has or have given such direction.

      The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own the Depository. Access to the Depository's book entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTIFICATED EXCHANGE NOTES

      The Exchange Notes represented by a Global Exchange Note are exchangeable for certificated Exchange Notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Exchange Note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Exchange Note shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Exchange Notes represented by such Global Exchange Note. Any Global Exchange Note that is exchangeable for certificated Exchange Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Exchange Notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Exchange Note may direct. Subject to the foregoing, a Global Exchange Note is not exchangeable, except for a Global Exchange Note of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Exchange Note becomes exchangeable for certificated Exchange Notes, (i) certificated Exchange Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, any repurchase price, and interest on the certificated Exchange Notes will be payable, and the transfer of the certificated Exchange Notes will be registrable, at the office or agency of the Company maintained for such purposes, and (iii) no service charge will be made for any issuance of the certificated Exchange Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

SUBORDINATION OF THE EXCHANGE NOTES

      The payment of the principal of, and premium, if any, and interest on the Exchange Notes will be subordinated in right of payment, as set forth in Article Thirteen of the Indenture, to the prior payment in full of Senior Indebtedness, which will include borrowings under the Credit Facility, whether outstanding on the date of the Indenture or thereafter incurred. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not including insolvency or bankruptcy, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (provided that this provision will not require the repayment of all Senior Indebtedness in full in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer, lease or other disposition of all or substantially all the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis upon the terms and conditions described under the "Consolidation, Merger and Sale of Assets" covenant described below as a prerequisite to any payments being made to Holders of Notes), the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due on or in respect of all Senior Indebtedness, or provision must be made for such payment, before the Holders of Notes will be entitled to receive any direct or indirect payment or distribution of any kind or character (other than any payment or distribution in the form of Permitted Junior Securities) on account of principal of (or premium, if any, on) or interest on the Notes or on account of the purchase or redemption or other acquisition of the Notes (including pursuant to an optional redemption or a Redemption Event). In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of properties or assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, in respect of principal of (or premium, if any, on) or interest on the Notes before all Senior Indebtedness is paid or provided for in full, then the Trustee or the Holders of Notes receiving any such payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities) will be required to pay or deliver such payment or distribution forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of properties of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full.

      The Company also may not make any payment or distribution of any properties or assets of the Company of any kind or character (other than Permitted Junior Securities) on account of principal of (or premium, if any, on) or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes upon the occurrence of a Payment Event of Default with respect to any Specified Senior Indebtedness and receipt by the Trustee of written notice thereof until such Payment Event of Default shall have been cured or waived or shall have ceased to exist or such Specified Senior Indebtedness shall have been paid in full or otherwise discharged, after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

      The Company also may not make any payment or distribution of any properties or assets of the Company of any kind or character (other than Permitted Junior Securities) on account of any principal of (or premium, if any,
on) or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes for the period specified below ("Payment Blockage Period") upon the occurrence of a Non-payment Event of Default with respect to any Specified Senior Indebtedness and receipt by the Trustee and the Company of written notice thereof from one or more of the holders of such Specified Senior Indebtedness (or their representative). The Payment Blockage Period will commence upon the earlier of the dates of receipt by the Trustee or the Company of such notice from one or more of the holders of such Specified Senior Indebtedness (or their representative) and shall end on the earliest of (i) 179 days thereafter, (ii) the date, as set forth in a written notice from the holders of the Specified Senior Indebtedness (or their representative) to the Company or the Trustee, on which such Non-payment Event of Default is cured, waived in writing or ceases to exist or such Specified Senior Indebtedness is discharged or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from one or more of such holders (or their representative) initiating

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such Payment Blockage Period, after which the Company will resume (unless otherwise prohibited pursuant to the immediately preceding paragraph) making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 360 consecutive days. No Non-payment Event of Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee can be made the basis for a subsequent Payment Blockage Notice. In the event that, notwithstanding the foregoing, the Company makes any payment to the Trustee or the Holder of any Exchange Note prohibited by the subordination provision of the Indenture, then such payment will be required to be paid over and delivered forthwith to the Company.

      If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision described above, such failure would constitute an Event of Default under the Indenture and would enable the Holders of the Notes to accelerate the maturity thereof. See " -- Events of Default and Remedies."

      As a result of such subordination provisions described above, in the event of a distribution of assets upon the liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Exchange Notes.

      The subordination provisions described above will cease to be applicable to the Exchange Notes upon any Legal Defeasance or Covenant Defeasance of the Exchange Notes as described under "-- Legal Defeasance and Covenant Defeasance."

      Senior Indebtedness may also be issued and incurred in the future, subject only to certain limitations contained in the covenant described under "Certain Covenants -- Limitation on Indebtedness for Money Borrowed." The Exchange
Notes will also be structurally subordinated to all liabilities of the Company's Subsidiaries.

CERTAIN COVENANTS

      RESTRICTIONS ON DIVIDENDS, REDEMPTIONS AND OTHER PAYMENTS

      (a) The Indenture provides that the Company shall not, either directly or indirectly through any Restricted Subsidiary, (i) declare or pay any dividend, either in cash or property, on any shares of its capital stock (except dividends or other distributions payable solely in shares of capital stock of the Company), (ii) purchase, redeem or retire any shares of its capital stock or any warrants, rights or options to purchase or acquire any shares of its capital stock or (iii) make any other payment or distribution in respect of the Company's capital stock (such dividends, purchases, redemptions, retirements, payments and distributions being herein collectively called "Restricted Payments") if, after giving effect thereto,

            (1) an Event of Default would have occurred; or

            (2) (A) the sum of (i) such Restricted Payments plus (ii) the aggregate amount of all Restricted Payments made during the period after the date of the Indenture would exceed (B) the sum of (i) $5 million plus
      (ii) 25% of the Company's Consolidated Net Income subsequent to March 31, 1997 (with 100% reduction for a loss).

      (b) Notwithstanding paragraph (a) above, the Company may take the following actions so long as no Event of Default shall have occurred and be continuing:

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
            (1) the payment of dividends on any of the shares of the Series A Preferred Stock of the Company outstanding on the date of this Indenture;

            (2) the payment of any dividend on any other Capital Stock of the Company or any Restricted Subsidiary within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above (and such payment shall be deemed to have been paid on such date of declaration for purposes of any calculation required by the provisions of paragraph (a) above); and

            (3) the repurchase, redemption or other acquisition or retirement of any shares of (A) the Series A Preferred Stock of the Company outstanding on the date of this Indenture and (B) any class of capital stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of common stock of the Company.

The actions described in clauses (1), (2) and (3) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this covenant and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (2) of paragraph (a). For purposes of this covenant, the amount of any Restricted Payment payable in property shall be deemed to be the fair market value of such property as determined by the Board of Directors of the Company. (Section 1006)

      LIMITATION ON INDEBTEDNESS FOR BORROWED MONEY

      The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume, guarantee or become liable ("incur") with respect to any Indebtedness for Money Borrowed, including Acquired Indebtedness but excluding Permitted Indebtedness, if, immediately after giving effect to any such creation, incurrence, assumption or guarantee (including giving effect to the retirement of any existing Indebtedness for Money Borrowed from the proceeds of such additional Indebtedness for Money Borrowed):

            (1) The ratio of (a) the aggregate amount of the outstanding Indebtedness for Money Borrowed of the Company and its Restricted Subsidiaries as of the end of the immediately preceding fiscal quarter of the Company, as determined on a consolidated basis in accordance with GAAP, to (b) the Consolidated EBITDA for the immediately preceding four fiscal quarters of the Company, would exceed 10.0 to 1.0; or

            (2) The Interest Coverage Ratio would have been at least 2.4 to 1.0.

Further, the Indenture will provide that the Company will not permit any Restricted Subsidiary to incur any Indebtedness for Money Borrowed (except to the Company or another Restricted Subsidiary) that is expressly subordinate in right of payment to any other Indebtedness for Money Borrowed of such Restricted Subsidiary. (Section 1007)

      LIENS

      The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, upon any of their respective assets or properties, whether now owned or acquired after the date of the Indenture, or any income or profits therefrom to secure any Pari Passu Indebtedness or Subordinated Indebtedness, unless prior to or contemporaneously therewith the Notes are directly secured equally and ratably, provided that (1) if such secured indebtedness is Pari Passu Indebtedness, the Lien

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securing such Pari Passu Indebtedness shall be subordinate and junior to, or
PARI PASSU with, the Lien securing the Notes and (2) if such secured indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Notes at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes. The foregoing covenant will not apply to any Lien securing Acquired Indebtedness, provided that any such Lien extends only to the properties or assets that were subject to such Lien prior to the related acquisition by the Company or such Restricted Subsidiary and was not created, incurred or assumed in contemplation of such transaction. (Section 1008)

      LIMITATION ON RANKING OF FUTURE INDEBTEDNESS

      The Indenture provides that the Company will not incur or permit to remain outstanding any Indebtedness for Money Borrowed (including Acquired Indebtedness and Permitted Indebtedness) which is expressly subordinate in right of payment to any Senior Indebtedness, other than Subordinated Indebtedness or Pari Passu Indebtedness. For purposes of this covenant, the incurrence of Senior Indebtedness which is unsecured shall not, because of its unsecured status, be deemed to be subordinate in right of payment to any Senior Indebtedness which is secured. (Section 1013)

      LIMITATIONS ON RESTRICTED SUBSIDIARY DIVIDENDS

      The Indenture provides that the Company shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause to become effective any encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends in cash or make any other distribution on its capital stock to the Company or any other Restricted Subsidiary, (b) pay any indebtedness owed to the Company or any other Restricted Subsidiary, (c) make loans, advances, or capital contributions to the Company or any other Restricted Subsidiary, or (d) transfer any of its properties or assets to the Company or another Restricted Subsidiary, except in each instance (i) as set forth in the instrument evidencing or the agreement governing Acquired Indebtedness of any acquired Person which becomes a Restricted Subsidiary, provided, that any restriction or encumbrance under such instrument or agreement existed at the time of acquisition, was not put in place in anticipation of such acquisition, and is not applicable to any Person, other than the Person or property or assets of the Person so acquired; (ii) customary provisions of any lease or license of the Company or any Restricted Subsidiary relating to the property covered thereby and entered into in the ordinary course of business;
(iii) any encumbrance or restriction arising under applicable law; (iv) any encumbrance or restriction arising under the Indenture, the Credit Facility, or other indebtedness or other agreements existing on the date of original issuance of the Notes; (v) any restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement that has been entered into for the sale or disposition of the stock, business, assets or properties of such Restricted Subsidiary; (vi) any encumbrance or restriction arising under the terms of purchase money obligations, but only to the extent such purchase money obligations restrict or prohibit the transfer of the property so acquired; (vii) any encumbrance or restriction arising under customary non-assignment provisions in installment purchase contracts; (viii) any encumbrance or restriction on the ability of any Restricted Subsidiary to transfer any of its property acquired after the date of the Indenture to the Company or any other Restricted Subsidiary that is required by a lender to, or purchaser of any indebtedness of, such Restricted Subsidiary in connection with a financing of the acquisition of such property (including with respect to the purchase of asset portfolios and pursuant to the underwriting or origination of mortgage loans) by such Restricted Subsidiary; and (ix) any encumbrance or restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement described in the foregoing clauses (i) through (viii), and except with respect to clause
(d) only, restrictions in the form of Liens which are not prohibited as described in the "Liens" covenant and which contain customary limitations on the transfer of collateral. (Section 1014)

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      LIMITATION ON TRANSACTIONS WITH AFFILIATES

      The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction (or series of related transactions), including, without limitation, the sale, purchase, lease, or exchange of any property or the rendering of any service (a "Transaction"), involving payments in excess of $50,000, with any Affiliate of the Company (other than the Company or a Restricted Subsidiary), on terms and conditions less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available at such time in a comparable Transaction in arm's length dealings with an unrelated Person as determined by the Board of Directors, such approval to be evidenced by a Board Resolution.

      The provisions of the immediately preceding paragraph will not apply to:
(1) Restricted Payments otherwise permitted pursuant to the covenant described under " -- Restrictions on Dividends, Redemptions and Other Payments"; (2) fees and compensation (including amounts paid pursuant to employee benefit plans) paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary, as determined by the Board of Directors or the senior management thereof in the exercise of their reasonable business judgment; or (3) payments for goods and services purchased in the ordinary course of business on an arm's length basis. (Section 1015)

      REPORTS

      So long as the Company is a reporting company under the Exchange Act, the Company will furnish to Holders of the Exchange Notes annual reports of the Company containing audited consolidated financial statements and interim reports with unaudited consolidated summary financial data on a quarterly basis. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to Holders of the Exchange Notes annual audited consolidated financial statements and quarterly unaudited consolidated summary financial statements. (Section 704)

EVENTS OF DEFAULT AND REMEDIES

      An Event of Default will include: (i) failure to pay the principal of or premium, if any, on the Notes when due at Stated Maturity, upon redemption or upon acceleration, as provided in the Indenture, whether or not prohibited by the subordination provisions of the Indenture, (ii) failure to pay any interest on the Notes for 30 days, whether or not prohibited by the subordination provisions of the Indenture, (iii) failure to give the Company Notice as described under "-- Repurchase at Option of Holders in Certain Circumstances,"
(iv) failure to perform, or a breach of, any other covenant or agreement set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes specifying the default and requiring the Company to remedy such default, (v) default in the payment at Stated Maturity of Indebtedness for Money Borrowed of the Company or any Restricted Subsidiary having an outstanding principal amount due at Stated Maturity greater than $2.5 million and such default having continued for a period of 30 days beyond any applicable grace period, (vi) an event of default as defined in any mortgage, indenture or instrument of the Company or any Restricted Subsidiary shall have happened and resulted in acceleration of Indebtedness for Money Borrowed which, together with the principal amount of any other Indebtedness for Money Borrowed so accelerated, exceeds $2.5 million or more at any time, and such default shall not be cured or waived and such acceleration shall not have been rescinded or annulled within a period of 30 days from the occurrence of such acceleration,
(vii) certain events of insolvency, receivership or reorganization of the Company or any Material Subsidiary and (viii) entry of a final judgment, decree or order against the Company or any Material Subsidiary for the payment of money in excess of $2.5 million and such judgment, decree or order continues unsatisfied for 30 days without a stay of execution. (Section 501)

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
      If any Event of Default (other than as specified in clause (vii) above) occurs and is continuing, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may, and the Trustee upon the request of the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on all of the Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (vii) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the Notes then outstanding shall automatically become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder of Notes. (Section 502)

      After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes,
(iii) the principal of (and premium, if any, on) any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes (without duplication of any amount paid or deposited pursuant to clause (ii) or (iii) ); (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of (and premium, if any, on) or interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived. (Section 502)

      No Holder of any of the Exchange Notes will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless such Holder has notified the Trustee of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Exchange Notes. Such limitations will not apply, however, to a suit instituted by a Holder of a Note for the enforcement of the payment of the principal of (or premium, if any, on) or interest on such Exchange Note on or after the respective due dates expressed in such Exchange Note. (Section 507 and 508)

      During the existence of an Event of Default, the Trustee will be required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture. (Sections 512, 601 and 603)

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      The Holders of not less than a majority in aggregate principal amount of the Notes then outstanding may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences, except in respect of the payment of the principal of (or premium, if any, on) or interest on any Note or in respect of a provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Note affected thereby as described below under " -- Modification and Waiver." (Section 513)

      If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder of Notes notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (or premium, if any, on) or interest on any Notes, the Trustee may withhold the notice to the Holders of Notes if the Trustee determines in good faith that withholding the notice is in the interest of such Holders. (Section 602)

      The Company is required to deliver to the Trustee annual and quarterly statements regarding compliance with the Indenture, and the Company will also be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default. (Section
1011)

REPURCHASE AT OPTION OF HOLDERS IN CERTAIN CIRCUMSTANCES

      If Senior Indebtedness of the Company and its Restricted Subsidiaries is not less than the greater of (i) $50 million and (ii) 45% of Total Consolidated Assets for at least 30 consecutive days during any consecutive 12 month period after August 1, 1997 (a "Repurchase Event"), each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to (i) if the Repurchase Event occurs on or prior to July 31, 2000, 104% of the principal amount, (ii) if the Repurchase Event occurs after July 31, 2000 and on or prior to July 31, 2001, 102% and (ii) if the Repurchase Event occurs thereafter, 100% of the principal of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

      Within 30 days after the occurrence of a Repurchase Event, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Repurchase Event and of the repurchase right arising as a result thereof, or, at the request of the Company on or before the 15th day after such occurrence, the Trustee shall give the Company Notice. The Company must also deliver a copy of the Company Notice to the Trustee and to the office of each Paying Agent. To exercise the repurchase right, a Holder of Notes must deliver written notice to the Trustee or any Paying Agent of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised, in accordance with the procedures set forth in the Indenture.

      Any repurchase in connection with a Repurchase Event could, depending on the circumstances and absent a waiver from the holders of Senior Indebtedness, be blocked by the subordination provisions of the Debentures. See "-- Subordination of the Exchange Notes." Failure by the Company to repurchase the Notes when required may result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. See "-- Events of Default and Remedies."

      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option

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
becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

      The foregoing provisions would not necessarily afford Holders of the Exchange Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

REDEMPTION AT OPTION OF THE COMPANY

      The Exchange Notes will not be redeemable at the Company's option prior to September 15, 2000. Thereafter, the Exchange Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 or more than 60 days' notice mailed to the registered Holders thereof, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

         YEAR                                               PERCENTAGE
         ----                                               ----------
         2000..............................................    102%
         2001 and thereafter...............................    100%

      The redemption price will be paid with interest accrued to the date fixed for redemption. If the Company elects to redeem less than all of the Notes, the Trustee will select which Notes to redeem by lot or such other method as it shall deem fair and appropriate, including the selection for redemption of a portion of the principal amount of any Note but not less than $1,000. On and after the redemption date, interest will cease to accrue on the Exchange Notes or portions thereof called for redemption. (Article Eleven)

MODIFICATION AND WAIVER

      With certain limited exceptions which permit modifications of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes; provided however, that no such changes shall without the consent of the Holder of each Note affected thereby (i) change the maturity date of the principal of, or the due date of any installment of interest on, any Note, (ii) reduce the principal of, or the rate of interest on, any Note, (iii) change the place of payment or the currency in which any portion of the principal of, or interest on, any Note is payable, (iv) impair the right to institute suit for the enforcement of any such payment, (v) reduce the above-stated percentage of Holders of the outstanding Notes necessary to modify the Indenture, (vi) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default or certain covenants or
(vii) reduce the relative ranking of the Notes. (Section 902)

      The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain covenants, most of which are described above under " -- Certain Covenants." (Section 1012)

CONSOLIDATION, MERGER AND SALE OF ASSETS

      The Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity where the Company is not the surviving corporation unless (i) such other entity assumes the Company's obligations under the Indenture, (ii) such other entity shall be a Person organized and

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existing under the laws of the United States of America, any state thereof or the District of Columbia, and (iii) after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default. (Section 801)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

      The Company may, at its option and at any time, elect to have all of the obligations of the Company discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have been discharged from all their other obligations with respect to such Notes, except for (i) the rights of Holders of outstanding Notes to receive payment in respect of the principal of and premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to replace any temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture, some of which are described under " -- Certain Covenants" above, and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("Covenant Defeasance"). In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, insolvency and reorganization events) described under " -- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes. In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance had not occurred (in the case of Legal Defeasance, such opinion must refer to and be based upon a published ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (vi) under the first paragraph under " -- Events of Default and Remedies" is concerned, at any time during the period ending on the 91st day after the date of deposit; (iv) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest under the Indenture or the Trust Indenture Act of 1939 with respect to any securities of the Company; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which it is bound; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent under the Indenture to either Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with. (Article Twelve)

SATISFACTION AND DISCHARGE OF INDENTURE

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or

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paid and Notes for whose payment money or Government Obligations have theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (and premium, if any, on) and interest on the Notes to the date of deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be, together with instructions from the Company irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums then due and payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Sections 401 and 402)

GOVERNING LAW

      The Indenture and the Exchange Notes will be governed and construed in accordance with the laws of the State of New York. (Section 113)

THE TRUSTEE

      American Stock Transfer & Trust Company is the Trustee under the Indenture. The Trustee acts as Trustee in respect of the Company's Existing Notes. The Trustee is the transfer agent and registrar for both the Common Stock and the Series A Preferred Stock. The Indenture provides for the indemnification of the Trustee by the Company under certain circumstances. (Section 607)

      The Indenture (including the provisions of the Trust Indenture Act of 1939 incorporated by reference therein) will contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, if it acquires any conflicting interest (as defined in the Trust Indenture Act of 1939) it must eliminate such conflict or resign. (Sections 613 and 614)

CERTAIN DEFINITIONS

      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. (Section 101)

      "Acquired Indebtedness" means Indebtedness for Money Borrowed of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition by the Company or a Restricted Subsidiary of assets from such Person, and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary.

      "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of

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this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

      "Average Life" means, with respect to any Indebtedness for Money Borrowed, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness for Money Borrowed multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

      "Board of Directors" means the board of directors of the Company or any duly authorized committee of that board.

      "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such Person under GAAP and, for purposes of the Indenture, the amount of such obligations at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

      "Consolidated EBITDA" means, for any period, determined in accordance with GAAP on a consolidated basis for the Company and its Restricted Subsidiaries, the sum of Consolidated Net Income, plus depreciation, depletion, amortization and other non-cash charges, income tax expense, and interest expense, for such period, each as deducted in determining such Consolidated Net Income.

      "Consolidated Interest Expense" means, for any period, the interest expense for such period, which is required to be shown as such on the financial statements of the Company and its Restricted Subsidiaries, on a consolidated basis, prepared in accordance with GAAP.

      "Consolidated Net Income" means, for any period, the amount of consolidated net income (loss) of the Company and its Restricted Subsidiaries for such period, determined in accordance with GAAP; provided, however, that there shall be included in Consolidated Net Income any net extraordinary gains or losses for such period (less all fees and expenses related thereto); and, provided, further, that there shall not be included in Consolidated Net Income
(1) any net income (loss) of a Restricted Subsidiary for any portion of such period during which it was not a Consolidated Subsidiary, (2) any net income
(loss) of businesses, properties or assets acquired or disposed of (by way of merger, consolidation, purchase, sale or otherwise) by the Company or any Restricted Subsidiary for any portion of such period prior to the acquisition thereof or subsequent to the disposition thereof or (3) any net income for such period resulting from transfers of assets received by the Company or any Restricted Subsidiary from an Unrestricted Subsidiary.

      "Consolidated Subsidiary" means a Restricted Subsidiary the financial statements of which are consolidated with the financial statements of the Company.

      "Corporation" includes corporations, associations, companies, joint stock companies, limited liability companies or business trusts.

      "Credit Facility" means that certain Amended and Restated Credit Agreement, dated as of October 31, 1996, among the Company, Callon Petroleum Operating Company, Callon Offshore Production, Inc., the several banks and other financial institutions from time to time parties thereto (the "Banks"), and The

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Chase Manhattan Bank, as agent for the Banks, as the same may be amended, modified, supplemented, extended, restated, replaced, renewed or refinanced from time to time.

      "Event of Default" has the meaning specified in the covenant described under "-- Events of Default and Remedies."

      "Existing Indenture" means that certain Indenture dated as of November 27, 1996 between the Company and American Stock Transfer & Trust Company, as Trustee, as the same may have been amended or supplemented from time to time prior to the date hereof.

      "Existing Notes" means the 10% Senior Subordinated Notes due December 15, 2001 issued pursuant to the Existing Indenture.

      "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board in effect on the date of the Indenture.

      "Holder" when used with respect to the Notes, means the Person in whose name such Note is registered in the Note Register.

      "Indebtedness for Money Borrowed" means any of the following obligations of the Company or any Restricted Subsidiary: (1) any obligations, contingent or otherwise, for borrowed money or for the deferred purchase price of property, assets, securities or services (including, without limitation, any interest accruing subsequent to an event of default), (2) all obligations (including the Notes) evidenced by bonds, notes, debentures or other similar instruments, (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), except any such obligation that constitutes a trade payable and an accrued liability arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared in accordance with GAAP, (4) all Capitalized Lease Obligations, (5) liabilities of the Company actually due and payable under bankers acceptances and letters of credit, (6) all indebtedness of the type referred to in clause (1), (2), (3),
(4) or (5) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or security interest in property of the Company or any Restricted Subsidiary (including, without limitation, accounts and contract rights), even though the Company or any Restricted Subsidiary has not assumed or become liable for the payment of such indebtedness, and (7) any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply, or advance funds or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the foregoing clauses (1) through (6), regardless of whether such obligation would appear on a balance sheet; provided, however, that Indebtedness for Money Borrowed shall not include (i) Production Payments and Reserve Sales,
(ii) any liability for gas balancing incurred in the ordinary course of business, (iii) accounts payable or other obligations of the Company or a Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services, and (iv) any liability under any and all (A) employment or consulting agreements or employee benefit plans or arrangements and (B) futures contracts, forward contracts, swap, cap or collar contracts, option contracts, or other similar derivative agreements.

      "Interest Coverage Ratio" means, for any date of determination, the ratio of (1) Consolidated EBITDA for the immediately preceding four fiscal quarters of the Company to (2) Consolidated Interest Expense for such immediately preceding four fiscal quarters.

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      "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

      "Material Subsidiary" means any Restricted Subsidiary whose assets or revenues comprise at least five percent (5%) of the assets or revenues of the Company and the Restricted Subsidiaries on a consolidated basis as of the end of, or for the, Company's most recently completed fiscal quarter, as determined from time to time.

      "Non-payment Event of Default" means any event (other than a Payment Event of Default), the occurrence of which (with or without notice or the passage of time) entitles one or more Persons to accelerate the maturity of any Specified Senior Indebtedness.

      "Note Register" means the register maintained by or for the Company in which the Company shall provide for the registration of the Notes and of transfer of the Notes.

      "Pari Passu Indebtedness" means any Indebtedness for Money Borrowed of the Company that is pari passu in right of payment to the Exchange Notes including, without limitation, the Notes.

      "Payment Event of Default" means any default in the payment or required prepayment of principal of (or premium, if any, on) or interest on any Specified Senior Indebtedness when due (whether at final maturity, upon scheduled installment, upon acceleration or otherwise).

      "Permitted Indebtedness" means any of the following:

            (a) Indebtedness for Money Borrowed outstanding on the date of the Indenture (and not repaid or defeased with the proceeds of the offering of the Notes);

            (b) Indebtedness for Money Borrowed of the Company to a Restricted Subsidiary and Indebtedness for Money Borrowed of a Restricted Subsidiary to the Company or a Restricted Subsidiary; provided, however, that upon any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness for Money Borrowed (except to the Company or a Restricted Subsidiary), such Indebtedness for Money Borrowed shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of the "Limitation on Indebtedness for Money Borrowed" covenant at the time the Restricted Subsidiary in question ceased to be a Restricted Subsidiary;

            (c) any guarantee of Senior Indebtedness incurred in compliance with the "Limitation on Indebtedness for Money Borrowed" covenant, by a Restricted Subsidiary or the Company; and

            (d) any renewals, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company or a Restricted Subsidiary of any Indebtedness for Money Borrowed incurred pursuant to clause (i) of this definition, including any successive refinancings by the Company or such Restricted Subsidiary, so long as (A) any such new Indebtedness for Money Borrowed shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness for Money Borrowed being refinanced provides for an

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
      amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness for Money Borrowed refinanced or the amount of any premium reasonably determined by the Company or such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of the Company or such Restricted Subsidiary incurred in connection with such refinancing, and (B) in the case of any refinancing of Indebtedness for Money Borrowed of the Company that is not Senior Indebtedness, such new Indebtedness for Money Borrowed is either PARI PASSU with the Notes or subordinated to the Notes at least to the same extent as the Indebtedness being refinanced and (C) such new Indebtedness for Money Borrowed has an Average Life equal to or longer than the Average Life of the Indebtedness for Money Borrowed being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness for Money Borrowed being refinanced.

      "Permitted Junior Securities" means any equity securities or subordinated debt securities of the Company or any successor obligor with respect to the Senior Indebtedness provided for by a plan of reorganization or readjustment that, in the case of any such subordinated debt securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to substantially the same degree as, or to a greater extent than, the Notes are so subordinated as provided in the Indenture.

      "Permitted Liens" means any of the following types of Liens:

            (a) Liens existing as of the date the Notes are first issued (except to the extent such Liens secure any Pari Passu Indebtedness or Subordinated Indebtedness that is repaid or defeased with proceeds of the offering of the Notes), and any renewal, extension or refinancing of any such Lien provided that thereafter such Lien extends only to the properties that were subject to such Lien prior to the renewal, extension or refinancing thereof;

            (b) Liens securing the Notes; and

            (c) Liens in favor of the Company.

      "Person" means any individual, Corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      "Production Payments and Reserve Sales" means the grant or transfer to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), master limited partnership interest or other interest in oil and gas properties, which reserves the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard and/or subject to the obligation of the grantor or transferor to indemnify for environmental matters.

      "Restricted Subsidiary" means any Subsidiary, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

      "Senior Indebtedness" means the principal amount of (and premium, if any, on), and interest on and all other amounts due on or in connection with, (1) any Indebtedness for Money Borrowed of the

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Company, whether now outstanding or hereafter created, incurred, assumed or guaranteed, unless in the instrument creating or evidencing such Indebtedness for Money Borrowed or pursuant to which such Indebtedness for Money Borrowed is outstanding it is provided that such indebtedness is subordinate in right of payment or in rights upon liquidation to any other Indebtedness for Money Borrowed of the Company and (2) all renewals, extensions and refundings of any such indebtedness.

      "Specified Senior Indebtedness" means (a) all Senior Indebtedness of the Company in respect of the Credit Facility and any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings, or replacements (each, for purposes of this definition, a "refinancing") thereof by the Company, including any successive refinancings thereof by the Company and (b) any other Senior Indebtedness and any refinancings thereof by the Company having a principal amount of at least $5 million as of the date of determination and provided that the agreements, indentures or other instruments evidencing such Senior Indebtedness or pursuant to which such Senior Indebtedness was issued specifically designates such Senior Indebtedness as "Specified Senior Indebtedness" for purposes of the Indenture. For purposes of this definition, a refinancing of any Specified Senior Indebtedness shall be treated as Specified Senior Indebtedness only if the Senior Indebtedness issued in such refinancing ranks or would rank PARI PASSU with the Specified Senior Indebtedness refinanced and only if the Senior Indebtedness issued in such refinancing is permitted by the covenant described under "Certain Covenants -- Limitation of Indebtedness for Money Borrowed."

      "Stated Maturity" with respect to any Exchange Note or any installment of principal thereof or interest thereon means the date established by the Indenture as the fixed date on which the principal of such Exchange Note or such installment of principal or interest is due and payable, and, when used with respect to any other Indebtedness for Money Borrowed or any installment of interest thereon, means the date specified in the instrument evidencing or governing such Indebtedness for Money Borrowed as the fixed date on which the principal of such Indebtedness for Money Borrowed or such installment of interest is due and payable.

      "Subordinated Indebtedness" means Indebtedness for Money Borrowed of the Company which is expressly subordinated in right of payment to the Notes, including, without limitation, the Convertible Debentures.

      "Subsidiary" means any Corporation of which at the time of determination the Company or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the Voting Stock.

      "Total Consolidated Assets" is defined in the indenture as the total assets of the Company and its Restricted Subsidiaries on a consolidated basis as of the date of the Company's most recent quarterly balance sheet prepared in accordance with GAAP.

      "Unrestricted Subsidiary" means (i) any Subsidiary that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors as provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary as an Unrestricted Subsidiary so long as neither the Company nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness for Money Borrowed of such Subsidiary or has any assets or properties which are subject to any Lien securing any Indebtedness for Money Borrowed of such Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation. The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, (i) no Event of Default shall have occurred and be continuing and (ii) the Company could occur $1.00 of additional Indebtedness for Money Borrowed (other than Permitted Indebtedness) under the "Limitation on Indebtedness for Money Borrowed" covenant.

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      "Voting Stock" means stock, interests, participations, rights in or other equivalents in the equity interests (however designated) with respect to a Corporation having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Corporation, provided that, for the purposes hereof, stock which carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock whether or not such event shall have happened.

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                     DESCRIPTION OF THE OUTSTANDING NOTES

      The terms of the Outstanding Notes are identical in all material respects to the Exchange Notes, except that the Outstanding Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain registration rights under the Registration Agreement (which rights terminate upon the consummation of the Exchange Offer, except under limited circumstances). The Exchange Notes will not provide for any increase in the interest rate thereon. In that regard, the Outstanding Notes provide that if an (i) exchange offer registration statement or resale shelf registration statement is not filed by October 1, 1997 or (ii) exchange offer registration statement is not declared effective by November 15, 1997, Special Interest will accrue and be payable quarterly until such time as an exchange offer registration statement is filed or becomes effective, as the case may be. In addition, (i) if an exchange offer is not consummated or a resale shelf registration statement is not declared effective by December 31, 1997 or (ii) if either the exchange offer registration statement or the resale shelf registration statement has been declared effective and such registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resale of Exchange Notes or Outstanding Notes during periods specified in the Registration Agreement, Special Interest will accrue and be payable quarterly until such time as an exchange offer is consummated or a resale shelf registration statement is declared effective, as the case may be, or until the exchange offer registration statement or resale registration statement may again be used. Special Interest will accrue at a rate of 0.5% per annum during the 90-day period immediately following the occurrence of any failure to comply with the requirements set forth above and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.50% per annum. The Exchange Notes are not entitled to any such Special Interest. In addition, the Outstanding Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. See "Description of the Exchange Notes."

                   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain United States Federal income tax consequences generally applicable to a holder that exchanges Outstanding Notes for Exchange Notes in the Exchange Offer. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. It relates only to persons who hold their Outstanding Notes, and will hold Exchange Notes exchanged therefor, as "capital assets" within the meaning of Section 1221 of the Code. It does not discuss state, local or foreign tax consequences, nor, except as otherwise noted, does it discuss tax consequences to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service ("IRS") with respect to the Federal income tax consequences of the Exchange Offer.

      THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PARTICIPATE IN THE EXCHANGE OFFER. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO EXCHANGE ITS OUTSTANDING NOTES FOR EXCHANGE NOTES.

THE EXCHANGE OFFER

      Under recently-issued Treasury regulations, the exchange of Outstanding Notes for Exchange Notes pursuant to the Exchange Offer should not constitute a significant modification of the terms of the Outstanding Notes and, accordingly, such exchange should be treated as a "nonevent" for Federal income tax purposes. Therefore, such exchange should have no Federal income tax consequences to holders of Outstanding Notes who participate in the exchange, and each such holder would continue to be required to include interest on the Exchange Notes in its gross income in accordance with its method of accounting for Federal income tax purposes.

TREATMENT OF INTEREST

      In general, interest on an Outstanding Note or Exchange Note will be taxable to a beneficial owner who or which is (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia) or (iii) a person otherwise subject to United States Federal income taxation on its worldwide income (a "U.S. Holder") as ordinary income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for tax purposes.

      Under the tax rules relating to original issue discount, holders of debt instruments issued at a discount that exceeds a nominal amount may be required to recognize taxable interest income prior to the receipt or accrual of stated interest. The Outstanding Notes were treated by the Company as issued without taxable original issue discount. In the case of a debt instrument issued that provides for contingent payments, Treasury Regulations provide that such payments will not be taken into account in computing original issue discount if there is a remote likelihood that the payments will occur. Had the Company failed to effect the Exchange Offer on a timely basis, special interest (the "Special Interest") would have accrued on the Outstanding Notes. Because the Company determined that, when the Outstanding Notes were issued, there was only a remote possibility that events would occur which would cause the Special Interest to accrue on the Outstanding Notes, the Company determined that the Special Interest should not be taken into account in concluding that the Outstanding Notes were issued without original issue discount. The IRS could disagree with this determination. Each U.S. Holder should consult his own tax advisor with respect to the possible accrual of original issue discount on the Outstanding Notes.

OPTIONAL REDEMPTION OR REPURCHASE

      The Outstanding Notes and the Exchange Notes are subject to (i) redemption at the option of the Company, on or after September 15, 2000, at predetermined redemption prices plus any accrued and unpaid interest, and (ii) repurchase at the option of each Holder thereof upon the circumstances described under "Description of the Exchange Notes -- Mandatory Redemption at the Option of the Holders" at predetermined redemption prices plus any accrued and unpaid interest. See "Description of the Exchange Notes." Upon the optional redemption or repurchase of an Outstanding Note or an Exchange Note, it is expected that the amount received by a Holder in excess of the Holder's adjusted tax basis in the Outstanding Note or Exchange Note will be taxable as capital gain, if the Outstanding Note or the Exchange Note is held as a capital asset (except to the extent that such amount received is attributable to accrued but unpaid interest or market discount, which will be treated as ordinary income).

PAYMENTS OF PRINCIPAL; DISPOSITIONS

      Upon the sale, exchange, redemption, retirement at maturity or other disposition of an Outstanding Note or an Exchange Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest or market discount, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the Outstanding Note or the Exchange Note. A U.S. Holder's adjusted tax basis in an Outstanding Note or an Exchange Note generally will equal the cost of the Outstanding Note or the Exchange Note to such U.S. Holder (increased for accrued original issue discount, if any), less any principal payment received by such U.S. Holder. Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of an

Outstanding Note or an Exchange Note generally will be long-term capital gain or loss if, at the time of the disposition, the Outstanding Note or the Exchange Note has been held for more than 18 months. Beginning after December 31, 2000, special capital gain rates may apply if the Outstanding Note or Exchange Note has been held for more than five years.

AMORTIZABLE BOND PREMIUM

      If a U.S. Holder pays an amount (exclusive of accrued and unpaid interest through the acquisition date) in excess of the Outstanding Note's or the Exchange Note's stated redemption price at maturity at the time of its acquisition ("Bond Premium"), the U.S. Holder will not be required to include original issue discount, if any, in his income and may elect to amortize Bond Premium. If Bond Premium is amortized, the amount of interest that must be included in the U.S. Holder's income from each period ending on an interest payment date or stated maturity, as the case may be, will be reduced by the portion of the Bond Premium allocable to such period based on the Outstanding Note's or the Exchange Note's yield to maturity and the U.S. Holder's adjusted basis in the Outstanding Notes or the Exchange Notes will be reduced accordingly. This election applies to all notes acquired by the U.S. Holder during the year of election and thereafter.

MARKET DISCOUNT

      A U.S. Holder, other than an initial holder, will be treated as holding an Outstanding Note or an Exchange Note at a market discount (a "Market Discount Note") if the amount for which such U.S. Holder purchased the Outstanding Note or the Exchange Note is less than the Outstanding Note's or the Exchange Note's, respectively, stated redemption price at maturity, or, in the case of an Outstanding Note issued with original issue discount, the "revised issue price," as defined in Section 1278 of the Code, subject in both cases to a de minimis rule. An initial holder of an Outstanding Note will be treated as holding a Market Discount Note if the initial holder purchased such Outstanding Note for less than its issue price.

      In general, any partial payment of principal on, or gain recognized on the maturity, optional redemption or repurchase, or disposition of, a Market Discount Note will be treated as ordinary interest income to the extent of accrued market discount on such Market Discount Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Market Discount Note. Such an election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

      Market discount accrues on a straight-line basis, unless the U.S. Holder elects to accrue such discount on a constant yield to maturity basis. Such an election is applicable only to the Market Discount Note with respect to which it is made and is irrevocable. A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Market Discount Note, in an amount not exceeding the accrued market discount on such Market Discount Note, until the maturity or disposition of such Market Discount Note. If such Market Discount Note is disposed of in a non-taxable transaction (other than a nonrecognition transaction described in Section 1276(c) of the Code) accrued market discount will be includable as ordinary income to the U.S. Holder as if such U.S. Holder had sold the Market Discount Note at its then fair market value.

BACKUP WITHHOLDING

      Under the Code, a holder of an Outstanding Note or Exchange Note may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments in respect of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies only if the holder
(i) fails to furnish his or her social security or other taxpayer identification number ("TIN") after request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's Federal income tax liability, provided that the required information is furnished to the IRS. Corporations, Non-U.S. Holders and certain other entities described in the Code and Treasury regulations are generally exempt from such withholding if their exempt status is properly established.

           DESCRIPTION OF OUTSTANDING SECURITIES AND DEBT INSTRUMENTS

COMMON STOCK

      The Company is authorized by its Charter to issue up to 20,000,000 shares of Common Stock, $0.01 par value. As of June 30, 1997, 5,996,171 shares of Common Stock were issued and outstanding.

      Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company, and of the preferential rights of any series of preferred stock then outstanding. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. American Stock Transfer & Trust Company is transfer agent and registrar for the Common Stock.

PREFERRED STOCK

      The Company is authorized by its Charter to issue 2,500,000 shares of preferred stock, $0.01 par value per share. The Board of Directors has the authority to divide the preferred stock into one or more series and to fix and determine the relative rights and preferences of the shares of each such series, including dividend rates, terms of redemption, sinking funds, the amount payable in the event of voluntary liquidation, dissolution or winding up of the affairs of the Company, conversions rights and voting powers. The Company has authorized the issuance of the Convertible Exchangeable Preferred Stock, Series A, consisting of up to 1,380,000 shares of preferred stock ("Series A Preferred Stock").

      SERIES A PREFERRED STOCK

      In November 1995, the Company issued and sold 1,315,500 shares of its Series A Preferred Stock. The following description of the Series A Preferred Stock is qualified in its entirety by the Certificate of Designations dated November 22, 1995, a copy of which is filed as an exhibit to the Company's Form 10-K for fiscal year ended December 31, 1995.

      DIVIDEND RIGHTS. Holders of the Series A Preferred Stock are entitled to an annual cash dividend of $2.125 per share, payable quarterly. If dividends are not paid in full on all outstanding shares of the Series A Preferred Stock and any other security ranking on parity with the Series A Preferred Stock, dividends declared on the Series A Preferred Stock and such other parity stock are paid pro rata. Unless full cumulative dividends on all outstanding shares of Series A Preferred Stock have been paid, no dividends (other than in Common Stock or other stock ranking junior to the Series A Preferred Stock) may be paid, or any other distributions made, on the Common Stock or on any other stock of the Company ranking junior to the Series A Preferred Stock, nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the Series A Preferred Stock be redeemed, purchased or otherwise acquired for any consideration by the Company (except by conversion into or exchange for stock of the Company ranking junior to the Series A Preferred Stock).

      CONVERSION. The Series A Preferred Stock is convertible at any time prior to being called for redemption into Common Stock at a rate of approximately
2.273 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment for certain antidilutive events. The Company from time to time may reduce the conversion price by any amount for a period of at least 20 days if the Board of Directors determines that such reduction is in the best interests of the Company. In the event of certain changes in control or fundamental changes, holders of Series A Preferred Stock have the right to convert all of their Series A Preferred Stock into Common Stock at a rate equal to the average of the last reported sales prices of the Common Stock for the five business days ending on the last business day preceding the date of the change in control or fundamental change. The Company or its successor may elect to distribute cash to such holders in lieu of Common Stock at an equal value.

      EXCHANGE. The Series A Preferred Stock may be exchanged at the option of the Company for Convertible Debentures beginning on January 15, 1998 at the rate of $25 principal amount of Convertible Debentures for each share of Preferred Stock, provided that all accrued and unpaid dividends have been paid and certain other conditions are met.
See "-- Convertible Debentures," below.

      REDEMPTION. On or after December 31, 1998 the Company may from time to time redeem the Series A Preferred Stock at an initial redemption price of $26.488. On December 31 of each year thereafter and until December 31, 2005, the redemption price decreases. On December 31, 2005 and thereafter, the redemption price shall remain at $25.

      VOTING RIGHTS. The holders of Series A Preferred Stock have no voting rights, except as otherwise provided by law. However, if dividend payments are in arrears in an amount equal to or exceeding six quarterly dividends, the number of directors of the Company will be increased by two and the holders of the Series A Preferred Stock (voting separately as a class) will be entitled to elect the additional two directors until all dividends have been paid. In addition, the Company may not create, issue or increase the authorized number of shares of any class or series of stock ranking senior to the Series A Preferred Stock or alter, change or repeal any of the powers, rights or preferences of the holders of the Series A Preferred Stock as to adversely affect such powers, rights or preferences.

CONVERTIBLE DEBENTURES

      The Company may, at its option, exchange its Convertible Debentures for its Series A Preferred Stock. If issued, the Convertible Debentures will be issued under an indenture between the Company and Bank One, Columbus, NA, as trustee, a copy of which is filed as an exhibit to the Company's Form 10-K for fiscal year 1996. The statements below are summaries of certain provisions of such indenture and the Convertible Debentures, do not purport to be complete and are qualified in their entirety by such reference.

      GENERAL. The Convertible Debentures will be unsecured, subordinated obligations of the Company, limited in aggregate principal amount to the aggregate liquidation preference of the Series A Preferred Stock and will mature on December 31, 2010. The Company will pay interest on the Convertible Debentures semiannually following the issue thereof at the rate of 8.5% per annum. The Convertible Debentures are to be issued in fully registered form, without coupons, in denominations of $25 or any integral multiple thereof.

      CONVERSION. The Convertible Debentures will be convertible at any time after issue and prior to being called for redemption into Common Stock at the conversion rate in effect on the Series A Preferred Stock at the date of exchange, subject to adjustment for certain antidilutive events. The Company from time to time may reduce the conversion price in order that certain stock-related distributions which may be made by the Company to its shareholders will not be taxable. Each holder of a Convertible Debenture will be entitled to conversion rights identical in substance to the rights applicable to holders of Series A Preferred Stock in the event of a change in control or fundamental change.

      SUBORDINATION Payment of principal of (and premium, if any) and interest on the Convertible Debentures will be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the Company, including the Notes. During the continuation of any default in the payment of principal, interest or premium on any senior indebtedness, no payment with respect to the principal, interest or premium (if any) on the Convertible Debentures may be made until such default on the senior indebtedness shall have been cured or waived or shall have ceased to exist.

      REDEMPTION On or after December 31, 1998, the Convertible Debentures may be redeemed at the option of the Company at a redemption price (expressed as percentages of principal amount) of 105.95%. On December 31 of each year thereafter and until December 31, 2005, the redemption price decreases. On December 31, 2005 and thereafter, the redemption price shall remain at 100.00%.

      EVENTS OF DEFAULT. Upon an Event of Default, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Convertible Debentures may accelerate the maturity of all Convertible Debentures, subject to certain conditions. An Event of Default is defined in the indenture generally as
(i) failure to pay principal or premium, if any, on any Convertible Debenture when due at maturity, upon redemption or otherwise; (ii) failure to pay an interest on any Convertible Debenture when due and continuing for 30 days; (iii) breach of such indenture or Convertible Debentures by the Company; (iv) certain events in bankruptcy, insolvency or reorganization; (v) default on indebtedness (other than non-recourse indebtedness) resulting in more than $7,500,000 becoming due and payable prior to its maturity; or (vi) a judgment or decree entered against the Company involving a liability of $7,500,000 or more.

CREDIT FACILITY

      Effective October 31, 1996, the Company amended and restated its Credit Facility which is secured by mortgages covering substantially all of the Company's producing oil and gas properties. The Credit Facility provides for borrowings of a maximum of the lesser of $50 million and a Borrowing Base of $30 million which is adjusted periodically on the basis of a discounted present value attributable to the Company's proven producing oil and gas reserves. Pursuant to the Credit Facility, depending upon the percentage of the unused portion of the Borrowing Base, the interest rate is equal to either Prime or Prime plus 0.50%. Prime is the prime commercial lending rate announced from time to time by the lender. The Company, at its option, may fix the interest rate on all or a portion of the outstanding principal balance at either 1.00% or 1.375% above an agreement-defined "Eurodollar" rate, depending upon the percentage of the unused portion of the Borrowing Base, for periods of up to six months. The weighted average interest rate for the total debt outstanding at June 30, 1997 was 6.70%. Under the Credit Facility, a commitment fee of .25% or .375% per annum on the unused portion of the Borrowing Base (depending upon the percentage of the unused portion of the Borrowing Base) is payable quarterly. The Company may borrow, pay, reborrow and repay under the Credit Facility until October 31, 2000, on which date the Company must repay in full all amounts then outstanding.

      Borrowings under the Credit Facility are guaranteed by certain of the Company's subsidiaries. The Credit Facility has certain customary covenants including, but not limited to, covenants with respect to the following matters:
(i) limitation on restricted payments, distributions and investments; (ii) limitations on guarantees and indebtedness; (iii) limitation on prepayments of subordinated indebtedness; (iv) limitation on prepayments of additional indebtedness; (v) limitation on mergers and issuances of securities; (vi) limitation on sales of property; (vii) limitation on transactions with affiliates; (viii) limitation on derivative contracts; (ix) limitation on acquisitions, new businesses and margin stock; and (x) limitation with respect to certain prohibited types of contracts and multi-employer ERISA plans. The Company is also required to maintain certain financial ratios and conditions, including without limitation an EBITDA to debt service coverage ratio, a net worth requirement and a funded debt to capitalization ratio.

      EXISTING NOTES

      On November 24, 1996, the Company sold $24,150,000 aggregate principal amount of 10% Senior Subordinated Notes due December 15, 2001 (the "Existing Notes"). The following description of the Existing Notes is qualified in its entirety by reference to the indenture for the Existing Notes ("Existing Indenture"), a form of which is available upon request of the Company. Capitalized terms have the meanings assigned to them in the Existing Indenture.

      Payments of principal, interest and premium, if any, under the Existing Notes are subordinate to all existing and future Senior Indebtedness of the Company and PARI PASSU with the Notes.

      The Existing Notes are not entitled to the benefit of mandatory sinking fund payments. The Existing Notes are subject to redemption at any time on or after December 15, 1997, at the option of the Company, at par plus accrued and unpaid interest to the date fixed for redemption.

      The Existing Notes contain covenants substantially identical to the Notes. See "Description of the Exchange Notes - Certain Covenants."

                              PLAN OF DISTRIBUTION

      Based on interpretations of the staff of the Division of Corporation Finance of the Commission set forth in no- action letters issued to third parties, the Company believes that, except as described below, Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by respective holders thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that (i) such Exchange Notes are acquired in the ordinary course of such holder's business and (ii) such holder is not participating, and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes. A holder of Outstanding Notes that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or who intends to participate in the Exchange Offer for the purpose of distributing Exchange Notes, or that is a broker-dealer that purchased Outstanding Notes from the Company to resell pursuant to an exemption from registration (a) cannot rely on such interpretations by the staff of the Division of Corporation Finance of the Commission, (b) will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer and
(c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of such Outstanding Notes. Any holder who tenders Outstanding Notes in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing selling security holders information required by Item 507 of Regulation S-K under the Securities Act. To date, the staff of the Commission has taken the position that a broker-dealer that has acquired securities in exchange for securities that were acquired by such broker-dealer as a result of market making activities or other trading activities (a "Participating Broker-Dealer") may fulfill its prospectus delivery requirements with the prospectus contained in an exchange offer registration statement.

      Each holder of Outstanding Notes who wishes to exchange its Outstanding Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company set forth in "The Exchange Offer -- Procedures for Tendering."

      Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the forty-fifth day after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit from any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      For a period of forty-five days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to indemnify the holders of the Outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      The validity of the Exchange Notes will be passed upon by Butler & Binion, L.L.P., Houston, Texas.

                                     EXPERTS

      The financial statements of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

      The statement of revenues an direct operating expenses of the working interest in Mobile Area Block 864 Unit acquired by Callon Petroleum Operating Company for the year ended December 31, 1996 included in this Prospectus has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

      The information appearing in this Prospectus regarding quantities of reserves of oil and gas and that future net cash flows and the present values thereof from such reserves is based on estimates of such reserves and present values prepared by Huddleston & Co., Inc., an independent petroleum and geological engineering firm.

                                    GLOSSARY

      The following definitions shall apply to the technical terms used in this Prospectus.

      "Bbls" means barrels.

      "Bbls/d" means barrels per day.

      "Bcf" means billion cubic feet.

      "Bcfe" means billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one barrel of oil, condensate or natural gas liquids.

      "Gross" means the number of wells or acres in which the Company has an interest.

      "MBbls" means thousands of barrels.

      "Mcf" means thousands of cubic feet. Gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

      "Mcf/d" means thousand cubic feet per day.

      "Mcfe" means one thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one barrel of oil, condensate or natural gas liquids.

      "MMBbls" means millions of barrels.

      "MMBtu" means a million British thermal units. A British thermal unit is the heat required to raise the temperature of a one-pound mass of water from
59.5 to 60.5 degrees Fahrenheit under specified conditions.

      "MMcf" means millions of cubic feet.

      "MMcfe" means one million cubic feet equivalent, determined using the ratio of six Mcf of gas to one barrel of oil, condensate or natural gas liquids.

      "Net" is determined by multiplying gross wells or acres by the Company's working interest in such wells or acres.

      "PV-10 Value" means the present value, discounted at 10%, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions).

      "Reserve Replacement Costs," expressed in dollars per Mcfe, is calculated by dividing the amount of total capital expenditures for oil and gas activities by the amount of proved reserves added during the same period (including the effect on proved reserves of reserve revisions).

                        INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE

CALLON PETROLEUM COMPANY (HISTORICAL):

Report of Independent Public Accountants..........................        F-2

Consolidated Balance Sheets as of June 30, 1997 and
December 31, 1996 and 1995........................................        F-3

Consolidated Statements of Operations for the Six Months Ended
June 30, 1997 and 1996 and for the Years Ended December 31, 1996,
1995 and 1994.....................................................        F-4

Consolidated Statements of Stockholders' Equity for the
Six Months Ended June 30, 1997 and for the Years Ended
December 31, 1996, 1995 and 1994..................................        F-5

Consolidated Statements of Cash Flows for the Six Months Ended
June 30, 1997 and 1996 and for the Years Ended December 31, 1996,
1995 and 1994.....................................................        F-6

Notes to Consolidated Financial Statements........................        F-7

CALLON PETROLEUM COMPANY (PRO FORMA):

Introduction......................................................       F-21

Pro Forma Consolidated Financial Statements.......................       F-22

Notes to Pro Forma Consolidated Financial Statements..............       F-24

MAB 864 ACQUISITION

Report of Independent Public Auditors.............................       F-25

Statement of Revenues and Direct Operating Expenses
for the year ended December 31, 1996..............................       F-26

Notes to Statement of Revenues and Direct Operating
Expenses..........................................................       F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Callon Petroleum Company:

      We have audited the accompanying consolidated balance sheets of Callon Petroleum Company (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callon Petroleum Company and subsidiaries, as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                      ARTHUR ANDERSEN LLP

New Orleans, Louisiana
February 19, 1997

                            CALLON PETROLEUM COMPANY
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                               DECEMBER 31,
                                                                                JUNE 30,             ------------------------------
                                                                                  1997                 1996                  1995
                                                                                ---------            ---------            ---------
                                                                               (UNAUDITED)
                  ASSETS
Current assets:
   Cash and cash equivalents ........................................           $   8,940            $   7,669            $   4,265
   Accounts receivable ..............................................               9,641               12,661                8,329
   Other current assets .............................................                 712                  516                  238
                                                                                ---------            ---------            ---------
      Total current assets ..........................................              19,293               20,846               12,832
                                                                                ---------            ---------            ---------
Oil and gas properties, full cost accounting method:
   Evaluated properties .............................................             351,633              322,970              304,737
   Less accumulated depreciation, depletion and amortization ........            (274,143)            (266,716)            (257,143)
                                                                                ---------            ---------            ---------
                                                                                   77,490               56,254               47,594
   Unevaluated properties excluded from amortization ................              30,763               26,235               10,171
                                                                                ---------            ---------            ---------
      Total oil and gas properties ..................................             108,253               82,489               57,765
                                                                                ---------            ---------            ---------
Pipeline and other facilities, net ..................................               6,463                6,618                5,371
Other property and equipment, net ...................................               1,883                1,594                1,633
Deferred tax asset ..................................................               3,101                5,412                5,462
Long-term gas balancing receivable ..................................                 496                  660                  619
Other assets, net ...................................................                 852                  901                  185
                                                                                ---------            ---------            ---------
      Total assets ..................................................           $ 140,341            $ 118,520            $  83,867
                                                                                =========            =========            =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities .........................           $   8,060            $   8,273            $   3,131
   Undistributed oil and gas revenues ...............................               2,827                2,260                2,153
   Accrued net profits interest payable (Note 9) ....................               3,929                5,435                2,836
                                                                                ---------            ---------            ---------
      Total current liabilities .....................................              14,816               15,968                8,120
                                                                                ---------            ---------            ---------
Long-term debt ......................................................              42,750               24,250                  100
Deferred income .....................................................                 170                   48                   86
Long-term gas balancing payable .....................................                 551                  390                  432
                                                                                ---------            ---------            ---------
      Total liabilities .............................................              58,287               40,656                8,738
                                                                                ---------            ---------            ---------
Stockholders' equity:
   Preferred Stock, $0.01  par  value; 2,500,000 shares authorized;
      1,315,500 shares of Convertible Exchangeable Preferred Stock,
      Series A issued and outstanding with a liquidation preference
      of $32,887,500 (Note 11) ......................................                  13                   13                   13
   Common Stock, $0.01 par value; 20,000,000 shares authorized;
      5,996,171 at June 30, 1997 and 5,758,667 and 5,754,529
      shares  outstanding  at December 31, 1996 and 1995,
      respectively ..................................................                  60                   58                   58
   Unearned compensation - restricted stock .........................              (2,181)                --                   --
   Capital in excess of par value ...................................              76,903               74,027               73,955
   Retained earnings ................................................               7,259                3,766                1,103
                                                                                ---------            ---------            ---------
      Total stockholders' equity ....................................              82,054               77,864               75,129
                                                                                ---------            ---------            ---------
      Total liabilities and stockholders' equity ....................           $ 140,341            $ 118,520            $  83,867
                                                                                =========            =========            =========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                              SIX MONTHS ENDED
                                  JUNE 30,            YEAR ENDED DECEMBER 31,
                               -----------------   ----------------------------
                                1997       1996     1996        1995     1994
                               -------   -------   -------   -------   --------
                                  (UNAUDITED)
Revenues:

   Oil and gas sales .......   $20,844   $12,249   $25,764   $23,210   $ 13,948
   Interest and other ......       695       278       946       627        171
                               -------   -------   -------   -------   --------
      Total revenues .......    21,539    12,527    26,710    23,837     14,119
                               -------   -------   -------   -------   --------
Costs and expenses:
   Lease operating expenses      4,164     3,686     7,562     6,732      4,042
   Depreciation, depletion
     and amortization ......     7,581     4,844     9,832    10,376      6,049
   General and
     administrative ........     2,382     1,707     3,495     3,880      3,717
   Interest ................       210        48       313     1,794        624
                               -------   -------   -------   -------   --------
      Total costs and
        expenses ...........    14,337    10,285    21,202    22,782     14,432
                               -------   -------   -------   -------   --------
Income (loss) from
   operations ..............     7,202     2,242     5,508     1,055       (313)
   Income tax expense
     (benefit) .............     2,311      --          50      --         (200)
                               -------   -------   -------   -------   --------
Net income (loss) ..........     4,891     2,242     5,458     1,055       (113)
Preferred stock dividends ..     1,398     1,398     2,795       256       --
                               -------   -------   -------   -------   --------
Net income (loss) available
  to common shares .........   $ 3,493   $   844   $ 2,663   $   799   $   (113)
                               =======   =======   =======   =======   ========
Net income (loss) per
  common share:
   Primary .................   $  0.55   $  0.15   $  0.45   $  0.14   $  (0.03)
                               =======   =======   =======   =======   ========
   Assuming full dilution ..   $  0.52   $  0.15   $  0.43   $  0.14   $  (0.03)
                               =======   =======   =======   =======   ========

Shares used in computing
  net income (loss) per
  common share:
   Primary .................     6,307     5,755     5,952     5,755      4,346
                               =======   =======   =======   =======   ========
   Assuming full dilution ..     9,318     5,755     6,135     5,755      4,346
                               =======   =======   =======   =======   ========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                  UNEARNED
                                                                                               COMPENSATION- CAPITAL IN
                                                             CAPITAL      PREFERRED   COMMON     RESTRICTED   EXCESS OF    RETAINED
                                                             ACCOUNTS       STOCK      STOCK       STOCK      PAR VALUE    EARNINGS
                                                             --------     --------    --------    --------     --------    --------
Balances, December 31, 1993 .............................    $ 27,170     $   --      $   --      $   --       $   --      $   --
Pre  consolidation  income (loss) .......................        (417)        --          --          --           --          --
Distributions ...........................................      (1,191)        --          --          --           --          --
Consolidation (Note 1) ..................................     (25,562)        --            58        --         43,069        --
Post consolidation income ...............................        --           --          --          --           --           304
                                                             --------     --------    --------    --------     --------    --------
Balances, December 31, 1994 .............................        --           --            58        --         43,069         304
Net income ..............................................        --           --          --          --           --         1,055
Sale of preferred stock (Note 11) .......................        --             13        --          --         30,886        --
Preferred stock dividends ...............................        --           --          --          --           --          (256)
                                                             --------     --------    --------    --------     --------    --------
Balances, December 31, 1995 .............................        --             13          58        --         73,955       1,103
Net income ..............................................        --           --          --          --           --         5,458
Preferred stock dividends ...............................        --           --          --          --           --        (2,795)
Shares issued pursuant to
  employee benefit plan .................................        --           --          --          --             72        --
                                                             --------     --------    --------    --------     --------    --------
Balances, December 31, 1996 .............................        --             13          58        --         74,027       3,766
Net income (Unaudited) ..................................        --           --          --          --           --         4,891
Preferred stock dividends (Unaudited) ...................        --           --          --          --           --        (1,398)
Shares issued pursuant to employee
  benefit plan (Unaudited) ..............................        --           --          --          --            178        --
Restricted stock issued to officers (Unaudited) .........        --           --             2      (2,700)       2,698        --
Unearned compensation -
restricted stock -
   (Unaudited) ..........................................        --           --          --           519         --          --
                                                             --------     --------    --------    --------     --------    --------
Balances, June 30, 1997
   (Unaudited) ..........................................    $   --       $     13    $     60    $ (2,181)    $ 76,903    $  7,259
                                                             ========     ========    ========    ========     ========    ========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         SIX MONTHS ENDED
                                                                              JUNE 30,                   YEAR ENDED DECEMBER 31,
                                                                       ---------------------     -----------------------------------
                                                                         1997         1996         1996         1995         1994
                                                                       --------     --------     --------     --------     --------
                                                                             (UNAUDITED)
Cash flows from operating activities:
Net income (loss) .................................................    $  4,891     $  2,242     $  5,458     $  1,055     $   (113)
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation, depletion and amortization .......................       7,791        4,982       10,131       10,600        6,328
   Amortization of deferred costs .................................         188           65          114          133           88
   Deferred income tax expense (benefit) ..........................       2,311         --             50         --           (200)
                                                                       --------     --------     --------     --------     --------
                                                                         15,181        7,289       15,753       11,788        6,103
   Changes in current assets and liabilities:
     Accounts receivable ..........................................       3,020          330       (4,332)         566          565
     Other current assets .........................................        (196)         123         (278)        (217)          (8)
     Accounts payable .............................................      (1,152)       3,029        4,049       (2,570)      (1,242)
   Change in gas balancing receivable .............................         164           84          (41)         115         (148)

   Change in gas balancing payable ................................         161          (37)         (42)        (127)         210
   Change in deferred income ......................................         122          (22)         (28)         (42)         (43)
   Change in other assets, net ....................................        (138)         (45)        (830)         (61)         (90)
                                                                       --------     --------     --------     --------     --------
   Cash provided by operating activities ..........................      17,162       10,751       14,251        9,452        5,347
                                                                       --------     --------     --------     --------     --------
Cash flows from investing
activities:
  Capital expenditures ............................................     (36,214)      (9,166)     (34,291)     (24,323)     (10,420)
  Equity issued to purchase CN cash (Note 4) ......................        --           --           --           --          3,989
  Cash proceeds from sale of mineral interests ....................       2,524          299        1,574           86            8
                                                                       --------     --------     --------     --------     --------
  Cash used in investing activities ...............................     (33,690)      (8,867)     (32,717)     (24,237)      (6,423)
                                                                       --------     --------     --------     --------     --------
Cash flows from financing activities:
  Increase in debt ................................................      18,500         --           --           --           --
  Unearned restricted stock compensation ..........................         519         --           --           --           --
  Equity issued by conversion of stock options ....................          30         --           --           --           --
  Payments on debt ................................................        --           --        (25,850)     (25,134)     (20,627)
  Proceeds from debt issuance .....................................        --           --         50,000        6,000       25,734
  Dividends/distributions paid ....................................        --           --           --           --         (1,191)
  Sale of preferred stock .........................................        --           --           --         30,899         --
  Common stock issued pursuant to employee benefit plan ...........         148         --             72         --           --
  Increase in accrued preferred stock dividends payable ...........        --            443          443          256         --
  Dividends on preferred stock ....................................      (1,398)      (1,398)      (2,795)        (256)        --
                                                                       --------     --------     --------     --------     --------
  Cash provided by (used in) financing activities .................      17,799         (955)      21,870       11,765        3,916
                                                                       --------     --------     --------     --------     --------
Net increase (decrease) in cash and cash equivalents ..............       1,271          929        3,404       (3,020)       2,840

Cash and cash equivalents:
  Balance, beginning of period ....................................       7,669        4,265        4,265        7,285        4,445
                                                                       --------     --------     --------     --------     --------
  Balance, end of period ..........................................    $  8,940     $  5,194     $  7,669     $  4,265     $  7,285
                                                                       ========     ========     ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                            CALLON PETROLEUM COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (INFORMATION WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

1.  ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

Callon Petroleum Company, formerly Callon Petroleum Holding Company, (the "Company") was organized under the laws of the state of Delaware in March 1994 to serve as the surviving entity in the consolidation to combine the businesses and properties of Callon Consolidated Partners, L.P. ("CCP"), Callon Petroleum Operating Company ("CPOC") and CN Resources ("CN"), directly or indirectly, with the Company. CPOC was the general partner of CCP, and CN was a general partnership between CPOC and NOCO Enterprises, L. P. ("NOCO"), a limited partnership owned by private investors (CPOC, CCP and CN are referred to collectively as the "Constituent Entities"). The combination of the businesses and properties of the Constituent Entities with the Company was effected in three simultaneous transactions on September 16, 1994 (collectively, the "Consolidation"):

            (i) CCP was merged (the "Merger") into the Company and each unit of limited partner interest in CCP ("Units") was converted into the right to receive one-third of a share of Common Stock of the Company ("Common Stock"). Subject to compliance with certain requirements, any holder of less than 100 Units could elect to receive, in lieu of shares of Common Stock, $4.50 in cash per Unit owned. CCP unitholders received 1,877,493 shares of Common Stock of the Company.

            (ii) Holders of capital stock of CPOC exchanged such capital stock for an aggregate of 1,892,278 shares of Common Stock of the Company, resulting in CPOC becoming a wholly owned subsidiary of the Company (the "Share Exchange").

            (iii) NOCO exchanged its partner interest for 1,984,758 shares of Common Stock of the Company, resulting in CN becoming directly and indirectly wholly owned by the Company (the "CN Exchange"). See Note 4.

As a result of the Consolidation, all of the businesses and properties of the Constituent Entities are owned (directly or indirectly) by the Company, and the former stockholders of CPOC, partners of CCP and NOCO have become stockholders of the Company. Certain registration rights were granted to the holders of the capital stock of CPOC and NOCO. See Note 7.

The Company and its predecessors have been engaged in the acquisition, development and exploration of crude oil and natural gas since 1950. The Company's properties are geographically concentrated in Louisiana, Alabama and offshore Gulf of Mexico.


BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements of the Company reflect the combination of CPOC, CCP, and CPOC's interest in CN as a reorganization of entities under common control (accounted for similar to a "pooling of interest"). NOCO's interest in CN was recorded as a purchase effective at the date of the Consolidation (September 16, 1994), thus amounts related to the CN Exchange are included from the date of the purchase for the periods presented in the Consolidated Financial Statements. CPOC made no direct investment in CN, therefore the inclusion of 100% of the assets and liabilities of CN in the Consolidated Balance Sheet, as of the purchase date, are attributable to NOCO's interest in CN. Because no revenues or expenses, as of the date of the Consolidation, were attributable to CPOC's interest in CN until NOCO had received a preferential return on its investment, all of the revenues and expenses of CN through September 16, 1994, are also attributable to NOCO. See Note 4 for pro forma information.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND REPORTING

The Consolidated Financial Statements include the accounts of the Company, and its subsidiary, CPOC. CPOC also has subsidiaries which are Callon Offshore Production, Inc., Mississippi Marketing, Inc. and Callon Exploration Company. All intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to presentation in the current year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS 121 was adopted by the Company on January 1, 1996. The effect of adopting FAS 121 was not material to the Company's financial position or results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", effective for the Company at December 31, 1996. Under FAS 123, companies can either record expenses based on the fair value of stock-based compensation upon issuance or elect to remain under the current "APB Opinion No. 25" method, whereby no compensation cost is recognized upon grant, and make disclosures as if FAS 123 had been applied. The Company will continue to account for its stock-based compensation plans under APB Opinion No. 25. See Note 10.

In June 1997, the Financial Accounting Standard Board issued Statement No. 130 ("FAS 130"), "Reporting Comprehensive Income". FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 is effective for fiscal years ending after December 15, 1997. The Company intends to comply with the provisions of FAS 130.

PROPERTY AND EQUIPMENT

The Company follows the full cost method of accounting for oil and gas properties whereby all costs incurred in connection with the acquisition, exploration and development of oil and gas reserves, including certain overhead costs, are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals, interest capitalized on unevaluated leases and other costs related to exploration and development activities. Payroll and general and administrative costs include salaries and related fringe benefits paid to employees directly engaged in the acquisition, exploration and/or development of oil and gas properties as well as other directly identifiable general and administrative costs associated with such activities. Costs associated with unevaluated properties are excluded from amortization. Unevaluated property costs are transferred to evaluated property costs at such time as wells are completed on the properties, the properties are sold or management determines these costs have been impaired.

Costs of properties, including future development and net future site restoration, dismantlement and abandonment costs, which have proved reserves and those which have been determined to be worthless, are depleted using the unit-of-production method based on proved reserves. If the total capitalized costs of oil and gas properties, net of amortization, exceed the sum of (1) the estimated future net revenues from proved reserves at current prices and discounted at 10% and (2) the cost of unevaluated properties (the full cost ceiling amount), then such excess is charged to expense during the period in which the excess occurs.

Upon the acquisition or discovery of oil and gas properties, management estimates the future net costs to be incurred to dismantle, abandon and restore the property using geological, engineering and regulatory data available. Such cost estimates are periodically updated for changes in conditions and requirements. Such estimated amounts are considered as part of the full cost pool subject to amortization upon acquisition or discovery. Such costs are capitalized as oil and gas properties as the actual restoration, dismantlement and abandonment activities take place. As of June 30, 1997, December 31, 1996 and 1995, estimated future site restoration, dismantlement and abandonment costs, net of related salvage value and amounts funded by abandonment trusts (see Notes 7 and 9), were not material.

Depreciation of other property and equipment is provided using the straight-line method over estimated lives of three to twenty years. Depreciation of the pipeline facilities is provided using the straight-line method over a 27 year estimated life.

NATURAL GAS IMBALANCES

The Company follows an entitlement method of accounting for its proportionate share of gas production on a well by well basis, recording a receivable to the extent that a well is in an "undertake" position and conversely recording a liability to the extent that a well is in an "overtake" position.

DERIVATIVES

The Company uses derivative financial instruments (see Note 6) for price protection purposes on a limited amount of its future production, and does not use them for trading purposes. Such derivatives are accounted for on an accrual basis and amounts paid or received under the agreements are recognized as oil and gas sales in the period in which they accrue.

RESERVE FOR DOUBTFUL ACCOUNTS

The balance in the reserve for doubtful accounts included in accounts receivable is $374,000, $393,000 and $481,000 at June 30, 1997, December 31, 1996 and 1995
respectively. Net charge offs were $88,000 and $181,000 in 1996 and 1994 and net recoveries were $2,000 in 1995. There were no provisions to expense in the three year period ended December 31, 1996 or the six months ended June 30, 1997. Net charge offs were $2,000 and $88,000 for the six months ended June 30, 1997 and 1996, respectively.

STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company paid no federal income taxes for the three years ended December 31, 1996. During the years ended December 31, 1996, 1995 and 1994, the Company made cash payments of $250,807, $1,910,000 and $377,000, respectively, for interest charged on its indebtedness, and $1,337,000 for the six months ended June 30, 1997.

PER SHARE AMOUNTS

Per share amounts are calculated on a weighted average basis in accordance with the common shares issued in the Consolidation described in Note 1, adjusted for the effect of stock options considered common stock equivalents computed using the treasury stock method.

Fully diluted earnings per share for the six months ended June 30, 1997 was calculated assuming the conversion of the Company's preferred stock into common stock. The preferred stock was not included in prior calculations due to their antidilutive effect on fully diluted earnings per share.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("FAS 128"), "Earnings Per Share", which simplifies the computation of earnings per share. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement for all prior period earnings per share data presented. Accordingly, basic earnings per share and diluted earnings per share calculated in accordance with FAS 128 were $0.58 and $0.52 per share, respectively, for the first six months of 1997 and $0.15 and $0.15 per share, respectively, for the first six months of 1996.

Also in early 1997, the Financial Accounting Standards Board issued Statement No. 129 ("FAS 129"). "Disclosure of Information about Capital Structure" effective for financial statements issued for periods ending after December 15, 1997. The Company believes it is in compliance with the provisions of this statement.

FAIR VALUE OF  FINANCIAL INSTRUMENTS

Fair value of cash, cash equivalents, accounts receivable, accounts payable and long-term debt approximate book value at June 30, 1997 and December 31, 1996. Fair value of long-term debt (specifically the 10% senior subordinated notes) is based on quoted market value.

3.  INCOME TAXES

The Company follows the asset and liability method of accounting for deferred income taxes prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109") "Accounting for Income Taxes". The statement provides for the recognition of a deferred tax asset for deductible temporary timing differences, capital and operating loss carryforwards, statutory depletion carryforward and tax credit carryforwards, net of a "valuation allowance". The valuation allowance is provided for that portion of the asset, for which it is deemed more likely than not, that it will not be realized. Accordingly, the Company has recorded a deferred tax asset at December 31, 1996, 1995 and 1994 as follows:

                                                         DECEMBER 31,
                                                -------------------------------
                                                 1996        1995        1994
                                                -------     -------     -------
                                                       (IN THOUSANDS)

Federal net operating loss carryforward ....    $ 3,441     $ 3,563     $ 2,072
Statutory depletion carryforward ...........      4,089       3,987       4,085
Temporary differences:
   Oil and gas properties ..................       (680)        874       2,817
   Pipeline and other facilities ...........     (2,316)     (1,880)     (1,953)
   Non-oil and gas property ................        (20)         23          28
   Other ...................................        898         655         724
                                                -------     -------     -------
Total tax asset ............................      5,412       7,222       7,773
Valuation allowance ........................       --        (1,760)     (2,311)
                                                -------     -------     -------
Net tax asset ..............................    $ 5,412     $ 5,462     $ 5,462
                                                =======     =======     =======

At December 31, 1996, the Company had, for tax reporting purposes, operating loss carryforwards ("NOL") of $9.8 million which expire in 2000 through 2011. Approximately $4.7 million of such carryovers are subject to limitations on utilization as a result of ownership changes which occurred in CPOC's common stock prior to the Consolidation and ownership changes as a result of the Consolidation. Additionally, the Company had available for tax reporting purposes $11.7 million in statutory depletion deductions which can be carried forward for an indefinite period.

The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                         DECEMBER 31,
                                                  -----------------------------
                                                   1996       1995       1994
                                                  -------    -------    -------
                                                       (IN THOUSANDS)
Computed  expense  (benefit)  at the expected
statutory rate ................................   $ 1,910    $   369    $  (110)
Change in valuation allowance .................    (1,760)      (551)       (94)
Other .........................................      (100)       182          4
                                                  -------    -------    -------
Income tax expense (benefit) ..................   $    50    $  --      $  (200)
                                                  =======    =======    =======

4.  ACQUISITIONS

On September 14, 1994, (with an effective date of September 16, 1994) the unitholders of CCP, stockholders of CPOC, and the partners of CN completed the Consolidation as described in Note 1. Net assets purchased (excluding cash of $3,989,000) was $13,847,000 of which oil and gas property, including pipeline facilities, and debt amounted to $24,506,000 and $11,436,000, respectively. Such amounts represent non-cash transactions and therefore are not included in the Consolidated Statements of Cash Flows.

On December 29, 1995, CPOC purchased a 66.67% working interest in Chandeleur Block 40 (the "CB 40 Acquisition") from Amerada Hess Corporation and, in a simultaneous transaction under a pre-existing agreement, sold one-third of the acquired interest to an industry partner. The Company's net purchase price of $6 million was funded from existing cash on hand.

The following information represents unaudited pro forma results of the Company for the years ended December 31, 1995 and 1994 and includes both the purchase of CN and the CB 40 Acquisition, presented as if the purchase of CN had occurred at the beginning of 1994 and the CB 40 Acquisition presented as if it had occurred at the beginning of 1995 and 1994.

                                                        PRO FORMA (UNAUDITED)
                                                         1995         1994
                                                      ----------   ----------
                                                        (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)

Total revenues.....................................   $   25,207   $   29,132
Net income before cumulative effect of change in
  accounting principle.............................   $      804   $    3,703
Net income per common share........................   $     0.14   $     0.64
Weighted average shares outstanding................        5,755        5,755

Pro forma shares outstanding used in the above calculations include shares of the Company issued as a result of the Merger of CCP and the Share Exchange in addition to the shares of the Company issued in the CN Exchange.

The Company, together with an industry partner, was the high bidder on 12 offshore tracts at the Outer Continental Shelf ("OCS") Lease Sale #157, held April 24, 1996 in New Orleans, Louisiana, and conducted by the U. S. Department of the Interior through its Minerals Management Service ("MMS"). The Company holds a 25% working interest in the leases and its share of the total lease costs was approximately $11.4 million.

On September 25, 1996, the Company and the same industry partner submitted bids and were awarded six additional offshore leases at the OCS Lease Sale #161, held in New Orleans, Louisiana by the MMS. The Company's share of the costs was $3.8 million.
The Company owns a 25% working interest in the leases.

On June 26, 1997 the Company purchased an 18.8% working interest in Mobile Area Blocks 863 and 907 and a 35% working interest in Mobile Area Block 908 from Elf Exploration, Inc. The Company's net purchase price of approximately $11.8 million was funded from the Company's credit facility.

5.  LONG-TERM DEBT

Long-term Debt consisted of the following at:


                                                                DECEMBER 31,
                                                JUNE 30,    --------------------
                                                 1997        1996         1995
                                               -------      -------      -------
                                                 (UNAUDITED)
                                                         (IN THOUSANDS)
Credit Facility .........................      $18,600      $   100      $   100
10% Senior Subordinated Notes ...........       24,150       24,150         --
     Less current portion ...............         --           --           --
                                               -------      -------      -------
                                               $42,750      $24,250      $   100
                                               =======      =======      =======

Effective October 31, 1996, the Company entered into a new Credit Facility with Chase Manhattan Bank. Borrowings under the Credit Facility are secured by mortgages covering substantially all of the Company's producing oil and gas properties. The Credit Facility provides for borrowings of a maximum of the lesser of $50 million or a $30 million borrowing base ("Borrowing Base") which is adjusted periodically on the basis of a discounted present value of future net cash flows attributable to the Company's proved producing oil and gas reserves. Pursuant to the Credit Facility, depending upon the percentage of the unused portion of the Borrowing Base, the interest rate is equal to either the lender's prime rate or the lender's prime rate plus 0.50%. The Company, at its option, may fix the interest rate on all or a portion of the outstanding principal balance at either 1.00% or 1.375% above a defined "Eurodollar" rate, depending upon the percentage of the unused portion of the Borrowing Base, for periods of up to six months. The weighted average interest rate for the total debt outstanding at June 30, 1997 and December 31, 1996 was 6.70% and 8.25%, respectively. Under the Credit Facility, a commitment fee of .25% or .375% per annum on the unused portion of the Borrowing Base (depending upon the percentage of the unused portion of the Borrowing Base) is payable quarterly. The Company may borrow, pay, reborrow and repay under the Credit Facility until October 31, 2000, on which date, the Company must repay in full all amounts then outstanding.

On November 27, 1996, the Company issued $24,150,000 of 10% Senior Subordinated Notes that will mature December 15, 2001. The Company used the proceeds to reduce borrowings under the Credit Facility and for other corporate purposes. Interest is payable quarterly beginning March 15, 1997. The notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 1997, at

100% of the principal amount thereof, plus accrued interest to the redemption date. The notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future indebtedness of the Company.

On July 31, 1997 the Company issued $36,000,000 of 10.125% Senior Subordinated Notes due 2002. Interest is payable quarterly beginning September 15, 1997. The Senior Subordinated Notes were offered pursuant to a Rule 144A transaction or an applicable exemption from registration requirements. The net proceeds to the Company, after costs of the transaction, were used to repay the outstanding balance on Callon's Credit Facility and will fund a portion of the remaining capital expenditure budget.

The Credit Facility and the subordinated debt contain various covenants including restrictions on additional indebtedness and payment of cash dividends as well as maintenance of certain financial ratios. This Company is in compliance with these covenants at June 30, 1997.

6.  HEDGING CONTRACTS

The Company hedges with third parties certain of its crude oil and natural gas production in various swap agreement contracts. The contracts are tied to published market prices for crude oil and natural gas and are settled monthly based on the differences between contract prices and the average defined market price for that month applied to the related contract volume. The Company had no open forward sales position related to this type of contract as of December 31, 1996 and June 30, 1997.

As of June 30, 1997, the Company entered into an agreement with third parties whereby the Company purchased a put option guaranteeing the Company $1.80 per MMBtu for gas volumes of 500,000 MMBtu per month from May 1997 through September 1997. Also, at June 30, 1997 the Company had outstanding a call option for 250,000 Mcf per month from December 1997 through February 1998 at $3.00 per Mcf.

As of December 31, 1996, the Company has open collar contracts with third parties whereby minimum floor prices and maximum ceiling prices are contracted and applied to related contract volumes. These agreements in effect for 1997 are for average oil volumes of 15,000 barrels per month at (on average) a ceiling price of $23.33 and floor of $18.00 and for average gas volumes of 583,000 Mcf per month in the first quarter of 1997 at (on average) a ceiling price of $3.36 and floor of $2.88. As of June 30, 1997, oil contracts averaged volumes of 10,000 barrels per month at (on average) a ceiling of $24.00 and a floor of $18.00 through 1997. Gas contracts included gas volumes of 34,444 Mcf per month at (on average) a ceiling price of $2.66 and a floor of $2.00 through March 1998.

During 1994, the Company recognized revenue under swap agreements of $1,227,000 and $1,724,000 on Historical and Pro forma basis respectively, and $2,466,000 for the twelve months ended December 31, 1995. The Company recognized a reduction in revenue of $2,757,195 for the year ended December 31, 1996 under all contracts. During the first six months of 1997, the Company recognized an increase in revenues of $451,675 for all contracts.

The calculation of the fair market value of the outstanding contracts as of December 31, 1996 indicates a $308,400 market value benefit to the Company based on market prices at that date. As of June 30, 1997 the calculation of the fair market value of the outstanding contracts indicates a $60,169 market value benefit to the Company based on market prices at that date.

7.  COMMITMENTS AND CONTINGENCIES

As described in Note 9, abandonment trusts (the "Trusts") have been established for future abandonment obligations of those oil and gas properties of the Company burdened by a net profits interest. The management of the Company believes the Trusts will be sufficient to offset those future abandonment liabilities; however, the Company is responsible for any abandonment expenses in excess of the Trusts' balances. As of December 31, 1996, total estimated site restoration, dismantlement and abandonment costs were approximately $23,000,000, net of expected salvage value. Substantially all such costs are expected to be funded through the Trusts' funds, all of which will be accessible to the Company when abandonment work begins. In addition as a working interest owner and/or operator of oil and gas properties, the Company is responsible for the cost of abandonment of such properties. See Note 2.

Also, as part of the Consolidation, the Company entered into Registration Rights Agreements whereby the former stockholders of CPOC and NOCO are entitled to require the Company to register Common Stock of the Company owned by them with the Securities and Exchange Commission for sale to the public in a firm commitment public offering and generally to include shares owned by them, at no cost, in registration statements filed by the Company. Costs of the offering will not include discounts and commissions, which will be paid by the respective sellers of the Common Stock.

8.  OIL AND GAS PROPERTIES

The following table discloses certain financial data relating to the Company's oil and gas activities, all of which are located in the United States.

                                  SIX MONTHS
                                    ENDED             YEAR ENDED DECEMBER 31,
                                   JUNE 30,     -----------------------------------
                                     1997         1996         1995          1994
                                   ---------    ---------    ---------    ---------
                                 (UNAUDITED)
                                                          (IN THOUSANDS)
Capitalized costs incurred:
   Evaluated Properties-
   Beginning of period balance .   $ 322,970    $ 304,737    $ 285,976    $ 260,971
   Property acquisition costs ..      13,743        2,999       14,017       23,037
   Exploration costs ...........      11,598        8,732          785          798

   Development costs ...........       5,846        8,076        4,045        1,178
   Sale of mineral interest ....      (2,524)      (1,574)         (86)          (8)
                                   ---------    ---------    ---------    ---------
   End of period balance .......   $ 351,633    $ 322,970    $ 304,737    $ 285,976
                                   =========    =========    =========    =========

Unevaluated Properties-
   Beginning of period balance .   $  26,235    $  10,171    $   4,919    $     955

   Additions,  net of  transfers
     to evaluated ..............       3,679       15,714        5,252        3,964

   Capitalized interest ........         849          350         --           --
                                   ---------    ---------    ---------    ---------
   End of period balance .......   $  30,763    $  26,235    $  10,171    $   4,919
                                   =========    =========    =========    =========
Accumulated depreciation,
   depletion and amortization-
   Beginning of period balance .   $ 266,716    $ 257,143    $ 246,975    $ 240,926
   Provision charged to expense        7,427        9,573       10,168        6,049
                                   ---------    ---------    ---------    ---------
   End of period balance .......   $ 274,143    $ 266,716    $ 257,143    $ 246,975
                                   =========    =========    =========    =========

Depreciation, depletion and amortization per unit-of-production (equivalent barrel of oil) amounted to $5.87, $5.95, and $5.80 for the years ended December 31, 1996, 1995 and 1994, respectively, and $5.66 and $6.02 for the six months ended June 30, 1997 and 1996, respectively.

9.  NET PROFITS INTEREST

Since 1989, the Constituent Entities have entered into separate agreements to purchase certain oil and gas properties with gross contract acquisition price of $170,000,000 ($150,000,000 net as of closing dates)
and, in simultaneous transactions, entered into agreements to sell overriding royalty interests ("ORRI") in the acquired properties. These ORRI are in the form of net profits interests ("NPI") equal to a significant percentage of the excess of gross proceeds over production costs, as defined, from the acquired oil and gas properties. A net deficit incurred in any month can be carried forward to subsequent months until such deficit is fully recovered. The Company has the right to abandon the purchased oil and gas properties if it deems the properties to be uneconomical.

The Company has, pursuant to the purchase agreements, created abandonment trusts whereby funds are provided out of gross production proceeds from the properties for the estimated amount of future abandonment obligations related to the working interests owned by the Company. The Trusts are administered by unrelated third party trustees for the benefit of the Company's working interest in each property. The Trust agreements limit their funds to be disbursed for the satisfaction of abandonment obligations. Any funds remaining in the Trusts after all restoration, dismantlement and abandonment obligations have been met will be distributed to the owners of the properties in the same ratio as contributions to the Trusts. The Trusts' assets are excluded from the Consolidated Balance Sheets of the Company because the Company does not control the Trusts. Estimated future revenues and costs associated with the NPI and the Trusts are also excluded from the oil and gas reserve disclosures at Note 12. As of June 30, 1997, December 31, 1996 and 1995 the Trusts' assets (all cash and investments) totaled $18,200,000, $18,200,000 and $16,100,000, respectively, all of which will be available to the Company to pay its portion, as working interest owner, of the restoration, dismantlement and abandonment costs discussed at Note 7.

At the time of acquisition of properties by the Company, the property owners estimated the future costs to be incurred for site restoration, dismantlement and abandonment, net of salvage value. A portion of the amounts necessary to pay such estimated costs was deposited in the Trusts upon acquisition of the properties, and the remainder is deposited from time to time out of the proceeds from production. The determination of the amount deposited upon the acquisition of the properties and the amount to be deposited as proceeds from production was based on numerous factors, including the estimated reserves of the properties. The amounts deposited in the Trusts upon acquisition of the properties were capitalized by the Company as oil and gas properties.

As operator, the Company receives all of the revenues and incurs all of the production costs for the purchased oil and gas properties but retains only that portion applicable to its net ownership share. As a result, the payables and receivables associated with operating the properties included in the Company's Consolidated Balance Sheets include both the Company's and all other outside owners' shares. However, revenues and production costs associated with the acquired properties reflected in the accompanying Consolidated Statements of Operations represent only the Company's share, after reduction for the NPI. At June 30, 1997, December 31, 1996 and 1995 the amounts payable to the NPI owners included in the accounts payable in the accompanying Consolidated Balance Sheets were approximately $3,900,000, $5,400,000 and $2,800,000, respectively.

10.  EMPLOYEE BENEFIT PLANS

The Company has adopted a series of incentive compensation plans designed to align the interest of the executives and employees with those of its stockholders. The following is a brief description of each plan:

- The Savings and Protection Plan provides employees with the option to defer receipt of a portion of their compensation and the Company may, at its discretion, match a portion of the employee's deferral with cash and Company Common Stock. The Company may also elect, at its discretion, to contribute a non-matching amount in cash and Company Common Stock to employees. The amounts held under the Savings and Protection Plan are invested in various funds maintained by a third party in accordance with the directions of each employee. An employee is fully vested immediately upon participation in the Savings and Protection Plan. The total amounts contributed by the Company, including the value of the common stock contributed, were $241,000, $176,000 and $154,000 in the years 1996, 1995 and 1994, respectively.

- The 1994 Stock Incentive Plan (the "1994 Plan") provides for 600,000 shares of Common Stock to be reserved for issuance pursuant to such plan. Under the 1994 Plan the Company may grant both stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options, as well as performance shares. No options will be granted at an exercise price of less than fair market value of the Common Stock on the date of grant. A total of 500,000 options are outstanding and all such options could be exercised as of December 31, 1996. These options have an expiration date 10 years from date of grant.

- On August 23, 1996, the Board of Directors of the Company approved and adopted the Callon Petroleum Company 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan provides for the same types of awards as the 1994 Plan and is limited to a maximum of 900,000 shares of common stock that may be subject to outstanding awards. The Company granted stock options to purchase an aggregate 530,000 shares of Common Stock under the plan, subject to stockholder approval of the 1996 Plan. All of such options were granted at an exercise price of $12 per share, the fair market value of the Common Stock on the date of grant. Terms of the plan for 450,000 options provide that 20% of the options become exercisable on January 1 of each succeeding year, beginning January 1, 1997. Non-employee director options aggregating 80,000 shares vest 25% at each succeeding annual meeting of directors following each annual stockholders' meeting, beginning in 1997. Unvested options are subject to forfeiture upon certain termination of employment events and expire 10 years from date of grant.

The Company accounts for the options issued pursuant to the stock incentive plans under APB Opinion No. 25, under which no compensation cost has been recognized (see Note 2). Had compensation cost for these plans been determined consistent with FAS 123, the Company's net income and earnings per common share would have been reduced to the following pro forma amounts:

                                                 YEAR ENDED DECEMBER 31,
                                            --------------------------------
                                               1996        1995       1994
                                            ---------   ---------   --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net income (loss):
   As Reported...........................   $   2,663   $     799   $   (113)
   Pro Forma.............................       2,411         677       (113)
Primary per share:
   As Reported...........................        0.45        0.14      (0.03)
   Pro Forma.............................        0.41        0.12      (0.03)
Fully diluted per share:
   As Reported...........................        0.43        0.14      (0.03)
   Pro Forma.............................        0.39        0.12      (0.03)

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's two stock option plans at December 31, 1996, 1995 and 1994 and changes during the years then ended is presented in the table and narrative below:

                                     1996                1995                  1994
                           ----------------------  -------------------   ------------------
                                          WTD AVG              WTD AVG             WTD AVG
                              SHARES     EX PRICE     SHARES   EX PRICE   SHARES   EX PRICE
                            ----------    ------   ----------   ------   --------   ------
Outstanding, beginning
  of year ...............      490,000    $10.01      460,000   $10.00       --     $ --
   Granted ..............      550,000     12.06       30,000    10.08    460,000    10.00
   Exercised ............         --        --           --       --         --       --
   Forfeited ............      (10,000)    10.00         --       --         --       --
   Expired ..............         --        --           --       --         --       --
                            ----------    ------   ----------   ------   --------   ------
Outstanding, end
  of year ...............    1,030,000    $11.10      490,000   $10.01    460,000   $10.00
                            ==========    ======   ==========   ======   ========   ======
Exercisable, end
  of year ...............      500,000    $10.16      490,000   $10.01       --     $ --
                            ==========    ======   ==========   ======   ========   ======
Weighted average fair
 value of options granted   $     4.96             $     4.05            $   4.53
                            ==========             ==========            ========

The options outstanding at December 31, 1996 have exercise prices ranging from $9.75 to $13.75 with a remaining weighted average contractual life of 5.98 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted during 1996, 1995 and 1994.

                          WEIGHTED AVERAGE ASSUMPTIONS

                                                        DECEMBER 31,
                                             -----------------------------------
                                               1996          1995          1994
                                             ------        ------        ------
Risk-free interest rate ..............          6.5%          6.6%          6.0%
Expected life (years) ................          4.9           5.0           5.0
Expected volatility ..................         34.7%         32.0%         41.3%
Expected dividends ...................         --            --            --

The Company also awarded 225,000 performance shares under the 1996 Plan to the Company's Executive officers on August 23, 1996. All of the performance shares granted will vest in whole on January 1, 2001, and will be subject to forfeiture upon certain termination of employment events. Approximately $208,000 of compensation cost was charged to expense in 1996 related to the performance shares granted.

The Company has no other formal benefit plans.

11.  PREFERRED STOCK

In November 1995, the Company sold 1,315,500 shares of $2.125 Convertible Exchangeable Preferred Stock, Series A (the "Preferred Stock"). Annual dividends are $2.125 per share and are cumulative. The net proceeds of the $.01 par value stock after underwriters discount and expense was $30,899,000. Each share has a liquidation preference of $25.00, plus accrued and unpaid dividends. Dividends on the Preferred Stock are cumulative from the date of issuance and are payable quarterly, commencing January 15, 1996. The Preferred Stock is convertible at any time, at the option of the holders thereof, unless previously redeemed, into shares of Common Stock of the Company at an initial conversion price of $11 per share of Common Stock, subject to adjustments under certain conditions.

The Preferred Stock is redeemable at any time on or after December 31, 1998, in whole or in part at the option of the Company at a redemption price of $26.488 per share beginning at December 31, 1998 and at premiums declining to the $25.00 liquidation preference by the year 2005 and thereafter, plus accrued and unpaid dividends. The Preferred Stock is also exchangeable, in whole, but not in part, at the option of the Company on or after January 15, 1998 for the Company's 8.5% Convertible Subordinated Debentures due 2010 (the "Debentures") at a rate of $25.00 principal amount of Debentures for each share of Preferred Stock. The Debentures will be convertible into Common Stock of the Company on the same terms as the Preferred Stock and will pay interest semi-annually.

The Company used approximately $21.5 million of the net proceeds from the sale of the Preferred Stock to repay outstanding indebtedness under its primary credit facility (See Note 5), which indebtedness was incurred to finance certain acquisitions of properties. The Company is using the excess of the net proceeds from the sale of the Preferred Stock over the amount used to repay indebtedness, together with internally generated cash flows to acquire, develop and explore oil and gas properties.

12.  SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED)

The Company's proved oil and gas reserves at December 31, 1996, 1995 and 1994 have been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Accordingly, the following reserve estimates are based upon existing economic and operating conditions.

There are numerous uncertainties inherent in establishing quantities of proved reserves. The following reserve data represent estimates only and should not be construed as being exact. In addition, the present values should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

ESTIMATED RESERVES

Changes in the estimated net quantities of crude oil and natural gas reserves, all of which are located onshore and offshore in the continental United States, are as follows:

                               RESERVE QUANTITIES

                                                   YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                              1996       1995            1994
                                             -------    -------         -------
Proved developed and undeveloped reserves:
   Crude Oil (MBbls):
      Beginning of period ................     4,766      4,424           2,842
      Revisions to previous estimates ....       (50)      (441)           (303)
      Purchase of reserves in place ......      --        1,363           2,245

      Sales of reserves in place .........      (312)        (2)             (3)
      Extensions and discoveries .........      --           16               7
      Production .........................      (585)      (594)           (364)
                                             -------    -------         -------
      End of period ......................     3,819      4,766           4,424
                                             =======    =======         =======

   Natural Gas (MMcf):
      Beginning of period ................    29,667     24,102          14,167
      Revisions to previous estimates ....    (1,688)      (976)         (2,793)
      Purchase of reserves in place ......     7,391     12,985          16,757
      Sales of reserves in place .........      (228)       (22)            (39)
      Extensions and discoveries .........    21,551        271              85
      Production .........................    (6,269)    (6,693)         (4,075)
                                             -------    -------         -------
      End of period ......................    50,424     29,667          24,102
                                             =======    =======         =======

Proved developed reserves:
   Crude Oil (MBbls):
      Beginning of period.................     3,890      3,309           2,084
                                             =======    =======         =======
      End of period.......................     3,385      3,890           3,309
                                             =======    =======         =======
   Natural Gas (MMcf):
      Beginning of period.................    20,408     20,582          11,366
                                             =======    =======         =======
      End of period.......................    49,491     20,408          20,582
                                             =======    =======         =======

STANDARDIZED MEASURE

The following tables present the Company's standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves and were computed using reserve valuations based on regulations prescribed by the SEC. These regulations provide that the oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each date presented and have been escalated only when known and determinable price changes are provided by contract and law. Future production, development and net abandonment costs are based on current costs without escalation. In 1995 and 1994, no future income taxes were provided on the future net inflows as tax credits (including carryovers) and other permanent differences were expected to be higher than the estimated future income taxes calculated using the appropriate statutory rates. The resulting net future cash flows have been discounted to their present values based on a 10% annual discount factor.

                              STANDARDIZED MEASURE

                                                       DECEMBER 31,
                                            -----------------------------------
                                              1996          1995        1994
                                            ---------    ---------    ---------
                                                        (IN THOUSANDS)
Future cash inflows .....................   $ 285,727    $ 157,240    $ 115,659
Future costs -
   Production ...........................     (59,584)     (50,236)     (43,579)
   Development and net abandonment ......      (9,989)     (11,274)     (12,603)
                                            ---------    ---------    ---------
Future net inflows before income taxes ..     216,154       95,730       59,477
Future income taxes .....................     (49,438)        --           --
                                            ---------    ---------    ---------
Future net cash flows ...................     166,716       95,730       59,477
10% discount factor .....................     (36,547)     (31,966)     (18,094)
                                            ---------    ---------    ---------
Standardized measure of discounted
   future net cash flows ................   $ 130,169    $  63,764    $  41,383
                                            =========    =========    =========

                         CHANGES IN STANDARDIZED MEASURE

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1996        1995       1994
                                                    --------    --------    --------
                                                         (IN THOUSANDS)
Standardized measure - beginning of period......    $ 63,764    $ 41,383    $ 22,554
Sales and transfers, net of production costs ....    (18,202)    (12,477)     (9,815)
Net change in sales and transfer prices,  net of
production costs ................................     32,268      11,519       1,368
Exchange and sale of in place of reserves .......       (877)        (23)        (48)
Purchases, extensions, discoveries, and improved
 recovery, net of future production and
 development costs ..............................     79,983      28,204      26,376
Revisions of quantity estimates .................     (3,907)     (4,242)     (6,297)
Accretions of discount ..........................      6,376       2,963       1,488
Net change in income taxes ......................    (30,000)       --          --
Changes in production rates, timing and other ...        764      (3,563)      5,757
                                                    --------    --------    --------
Standardized measure - end of period............    $130,169    $ 63,764    $ 41,383
                                                    ========    ========    ========

                            CALLON PETROLEUM COMPANY
                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

      The following unaudited pro forma financial statements present the results of operations of Callon Petroleum Company (the "Company"). Such unaudited pro forma information is based on the historical results of operations of Callon Petroleum Company after giving effect to the acquisition described below.

      On June 26, 1997, Callon Petroleum Operating Company, a wholly owned subsidiary of the Company, purchased an 18.8% working interest in the Mobile Area Block 864 Unit from Elf Exploration, Inc. The Company's net purchase price of $11.8 million was funded from the credit facility of the Company.

      See Note 1 in the Notes to Unaudited Pro Forma Consolidated Financial Statements for the basis of presentation of the above described event.

                            CALLON PETROLEUM COMPANY
                    PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)

                                                    ADJUSTMENTS
                                                   -------------
                                         HISTORICAL   MAB 864     PRO FORMA
                                          COMPANY    ACQUISITION  AS ADJUSTED
                                         ----------   --------     ----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
   Oil and gas sales..................   $   25,764   $  4,455 (a) $   30,219
   Interest and other.................          946         --            946
                                         ----------   --------     ----------
      Total revenues..................       26,710      4,455         31,165
                                         ----------   --------     ----------

Costs and Expenses:
   Lease operating expenses...........        7,562        245 (a)      7,807
   Depreciation, depletion and
amortization..........................        9,832      1,518 (d)     11,350
   General and administrative.........        3,495         --          3,495
   Interest...........................          313      1,138 (b)      1,451
                                         ----------   --------     ----------
      Total costs and expenses........       21,202      2,901         24,103
                                         ----------   --------     ----------

Income from operations................        5,508      1,554          7,062
Income tax expense....................           50        544 (c)        594
                                         ----------   --------     ----------
Net income............................        5,458      1,010          6,468

Preferred stock dividends.............        2,795         --          2,795
                                         ----------   --------     ----------
Net income available to common shares.   $    2,663   $  1,010     $    3,673
                                         ==========   ========     ==========

Net income per common share:
   Primary............................   $     0.45                $     0.62
                                         ==========                ==========
   Assuming full dilution.............   $     0.43                $     0.60
                                         ==========                ==========

Shares used in computing net income per
   common share:
   Primary............................        5,952                     5,952
                                         ==========                ==========
   Assuming full dilution.............        6,135                     6,135
                                         ==========                ==========

            See Notes to Pro Forma Consolidated Financial Statements

                            CALLON PETROLEUM COMPANY
                    PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1997
                                   (UNAUDITED)

                                                     ADJUSTMENTS
                                                    -------------
                                          HISTORICAL   MAB 864     PRO FORMA
                                           COMPANY   ACQUISITION  AS ADJUSTED
                                         ----------   -------      ----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
   Oil and gas sales.................    $   20,844   $ 1,813  (a) $   22,657

   Interest and other................           695       --              695
                                         ----------   -------      ----------
      Total revenues.................        21,539     1,813          23,352
                                         ----------   -------      ----------

Costs and expenses:
   Lease operating expenses..........         4,164       (69) (a)      4,095
   Depreciation, depletion and
amortization.........................         7,581       931  (d)      8,512

   General and administrative........         2,382   --                2,382
   Interest..........................           210       487  (b)        697
                                         ----------   -------      ----------
      Total costs and expenses.......        14,377     1,349          15,686
                                         ----------   -------      ----------

Income from operations...............         7,202       464           7,666
Income tax expense...................         2,311       162  (c)      2,473
                                         ----------   -------      ----------
Net income...........................         4,891       302           5,193


Preferred stock dividend.............         1,398       --            1,398
                                         ----------   -------      ----------
Net income available to common shares    $    3,493   $   302      $    3,795
                                         ==========   =======      ==========

Net income per common share:
   Primary...........................    $     0.55                $     0.60
                                         ==========                ==========
   Assuming full dilution............    $     0.52                $     0.56
                                         ==========                ==========

Shares used in computing net income per
  common share:
   Primary...........................         6,307                     6,307
                                         ==========                ==========
   Assuming full dilution............         9,318                     9,318
                                         ==========                ==========

            See Notes to Pro Forma Consolidated Financial Statements

                            CALLON PETROLEUM COMPANY
            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

      On June 26, 1997, Callon Petroleum Operating Company, a wholly owned subsidiary of Callon Petroleum Company (the "Company"), purchased an 18.8% working interest in the Mobile Area Block 864 Unit from Elf Exploration, Inc. (the "MAB 864 Acquisition"). The Company's net purchase price of $11.8 million was funded from the credit facility of the Company.

      The accompanying Pro Forma Consolidated Statements of Operations of the Company for the year ended December 31, 1996 and the six months ended June 30, 1997 give effect to the purchase of the MAB 864 Acquisition as if the transaction occurred at the beginning of each of the periods presented.

      The Pro Forma Consolidated Statements of Operations are based on the assumptions set forth in the Notes to such statements. Such pro forma information should be read in conjunction with the related financial information of the Company and is not necessarily indicative of the results which would actually have occurred had the transaction been in effect on the date or for the period indicated or which may occur in the future.

2.    PRO FORMA ADJUSTMENTS

      Pro Forma entries necessary to adjust the historical financial statements of the Company are as follows:

      (a) To reflect the purchase of the MAB 864 Acquisition and the related results of operations as described in Note 1.

      (b) Reflects an increase of interest expense related to the purchase of the MAB 864 Acquisition as if the transaction had occurred at the beginning of the periods for the year ended December 31, 1996 and for the six months ended June 30, 1997. The interest rate used was 8.25%. A one-eighth change in this estimated rate would affect interest expense by $17,200 and $3,900 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

      (c) To record a provision for Federal income taxes at a corporate statutory rate of 35% on pro forma income as a result of the acquisition.

      (d) To adjust depletion for the combined full cost pool based on the purchase of the MAB 864 Acquisition as described in Note 1.

                         Report of Independent Auditors

Stockholders and Board of Directors
Callon Petroleum Company

We have audited the accompanying statement of revenues and direct operating expenses of the working interest in Mobile Area Block 864 Unit (the "Property") acquired by Callon Petroleum Operating Company (the "Company"), a wholly owned subsidiary of Callon Petroleum Company, from Elf Exploration, Inc. (see Note 1 to the accompanying statement) for the year ended December 31, 1996. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and direct operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses of the Property.

In our opinion, the statement of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Property for the year ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                  /s/ ERNST & YOUNG LLP
July 24, 1997

       Statement of Revenues and Direct Operating Expenses of the Property

                                                             SIX MONTHS ENDED
                                            YEAR ENDED        JUNE 30, 1997
                                         DECEMBER 31, 1996     (UNAUDITED)
                                             ----------        ----------
                                                    (IN THOUSANDS)
Oil and gas revenues ................        $    4,455        $    1,813
Direct operating expenses ...........               245               (69)
                                             ----------        ----------
Revenues in excess of direct
  operating expenses ................        $    4,210        $    1,882
                                             ==========        ==========

SEE ACCOMPANYING NOTES.

               Notes to Statement of Revenues and Direct Operating
                      Expenses of the Property (continued)

               Notes to Statement of Revenues and Direct Operating
                            Expenses of the Property

                                December 31, 1996


1. BASIS OF PRESENTATION

Callon Petroleum Operating Company (the "Company"), a wholly owned subsidiary of Callon Petroleum Company, acquired a working interest in Mobile Area Block 864 Unit (the "Property") from Elf Exploration, Inc. (the "Seller"). The closing date of the acquisition was June 26, 1997, and the net purchase price was $11.8 million.

The accompanying statement of revenues and direct operating expenses, which is prepared on the accrual basis of accounting, relates only to the working interest in the producing oil and gas property acquired and may not be representative of future operations. The statement includes revenues and direct operating expenses, including production and ad valorem taxes, for the entire period presented. The statement does not include federal and state income taxes, interest, depletion, depreciation and amortization, or general and administrative expenses because such amounts would not be indicative of those expenses which would be incurred by the Company. Presentation of complete historical financial statements for the year ended December 31, 1996 and the six months ended June 30, 1997 is not practicable because the Property was not accounted for as a separate entity; therefore, such statements are not available.

Revenues in the accompanying statement of revenues and direct operating expenses are recognized on the entitlement method.

The preparation of the statement of revenues and direct operating expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement and accompanying notes. Actual results could differ from those estimates.

The unaudited statement of revenues and direct operating expenses for the six-month period ended June 30, 1997, in the opinion of management, was prepared on a basis consistent with the audited statement of revenues and direct operating expenses and includes all adjustments necessary to present fairly the results of the period.

               Notes to Statement of Revenues and Direct Operating
                      Expenses of the Property (continued)

2. SUPPLEMENTAL INFORMATION ON OIL AND GAS RESERVES (UNAUDITED)

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. Therefore, actual production, revenues, and development and operating expenses may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties, and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities may differ materially from the amounts estimated.

The following reserve data, prepared by the Company, represents estimates of proved natural gas reserves of the Property, which is located in the United States. There are no oil reserves associated with the Property.

                                                      1996
                                                    --------
                   NATURAL GAS (MMCF)

                   Proved reserves:

                     Beginning of period ........     11,842
                     Production .................      1,795
                                                    --------
                     End of period ..............     10,047
                                                    ========


                   Proved developed reserves:

                     Beginning of period ........     11,842
                     End of period ..............     10,047

The estimated standardized measure of discounted future net cash flows relating to proved reserves of the Property at December 31, 1996 is shown below and should not be construed as the current market value. No deductions were made for general overhead, depletion, depreciation and amortization, debt service, or any indirect costs. Since the Property is not a separate tax-paying entity, the standardized measure of discounted future net cash flows for the Property is presented before deduction of income taxes.

               Notes to Statement of Revenues and Direct Operating
                      Expenses of the Property (continued)

2. SUPPLEMENTAL INFORMATION ON OIL AND GAS RESERVES (UNAUDITED) (CONTINUED)


                                                                       1996
                                                                   ------------
                                                                  (IN THOUSANDS)

Future cash inflows ..........................................     $     38,680
Future production costs ......................................           (3,241)
                                                                   ------------
Future net cash flows before income taxes ....................           35,439
10% annual discount for estimated timing of cash flows .......          (10,186)
                                                                   ------------
Standardized measure of discounted future net
  cash flows relating to proved
  reserves before income taxes ...............................     $     25,253
                                                                   ============

Changes in the standardized measure of discounted future net cash flows relating to proved reserves of the Property are shown below.

                                                                       1996
                                                                   ------------
                                                                  (IN THOUSANDS)

Balance at beginning of period .............................       $     16,643
Increase (decrease) in discounted
 future net cash flows:
  Sales and transfers of natural gas
    produced, net of production costs ......................             (4,210)
  Accretion of discount ....................................              1,419
  Net change in sales price and production costs ...........             11,401
                                                                   ------------
Balance at end of period ...................................       $     25,253
                                                                   ============

The weighted average prices of natural gas at December 31, 1995 and 1996 used in the calculation of the standardized measure of discounted future net cash flows were $2.28 and $3.85 per Mcf, respectively.

================================================================================
No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Notes offered hereby by anyone in any jurisdiction in which such offer is not authorized, or in which the person making such offer is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


             TABLE OF CONTENTS
                                   PAGE
  Available Information.........     6
  Prospectus Summary............     7
  Risk Factors..................    18
  The Company...................    25
  The Exchange Offer............    26
  Use of Proceeds...............    35
  Capitalization................    36
  Selected Financial Data.......    37
  Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations..    39
  Business and Properties.......    45
  Management....................    62
  Principal Stockholders........    74
  Description of the Exchange
     Notes......................    77
  Description of the Outstanding
     Notes......................    96
  Certain Federal Income Tax
     Consequences...............    96
  Description of Outstanding
     Securities and Debt
     Instruments................    99

  Plan of Distribution..........   102
  Legal Matters.................   103
  Experts.......................   104
  Glossary......................   105
  Index to Financial Statements.   F-1


                                   $36,000,000
                                [GRAPHIC OMITTED]

                                CALLON PETROLEUM
                                     COMPANY

                           10.125% SENIOR SUBORDINATED
                                      NOTES
                                    DUE 2002


                                 ______________
                                 --------------


                                   PROSPECTUS

                                 ______________
                                 --------------



                                October 10, 1997

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law ("Delaware Law") permits, subject to certain conditions, a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such director, officer, employee or agent in connection with threatened, pending or completed actions, suits and proceeding (other than actions by or in the right of the corporation) in or to which any of such persons is a party or is threatened to be made a party.

      Article 12 of the Company's Amended and Restated Certificate of Incorporation and Article VI, Section 2 of the Company's Third Amended and Restated Bylaws provide that Callon may indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware Law.

      The Company currently maintains a policy insuring, subject to certain exceptions, its directors and officers and the directors and officers of its subsidiaries against liabilities that may be incurred by such persons acting in such capacities.

      Pursuant to indemnification agreements, the Company has agreed to indemnify its directors and certain officers against all costs, charges and expenses incurred by reason of being a director or officer of the Company, provided that indemnification is not prohibited in whole or in part under applicable law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NUMBER AND DESCRIPTION

      (3)   (i) Articles of Incorporation (ii) Bylaws

            3.1 Certificate of Incorporation of the Company, as amended (incorporated by reference from Exhibit 3.1 of the Company's Registration Statement on Form S-4, Reg. No.
                  33-82408)

            3.2 Certificate of Merger of Callon Consolidated Partners, L.P. with and into the Company dated September 16, 1994 (incorporated by reference from Exhibit 3.2 of the Company's Report of Form 10-K for the fiscal year ended December 31,
                  1994)

            3.3   Bylaws of the Company (incorporated by reference from Exhibit
                  3.2 of the Company's Registration Statement on Form
                  S-4, Reg. No, 33-82408)

      (4) Instruments defining the rights of security holders, including indentures

            4.1    Indenture  dated July 31, 1997  between the Company and the
                   Trustee*

            4.2    Form of Note (included in Exhibit 4.1)

      (5)   Opinion re legality

            5.1    Opinion of Butler & Binion, L.L.P.*

      (8)   Opinion re tax matters

            8.1 Opinion of Bulter & Binion, L.L.P. (included in the prospectus that forms a part hereof)

     (10)   Material Contracts

            10.1   Registration Agreement

            10.2   Exchange Agent Agreement

            10.3   Letter of Transmittal*

     (21)   Subsidiaries of the Registrant

            21.1 Subsidiaries of the Company (incorporated by reference from Exhibit 21.1 of the Company's Registration Statement on Form 8-B filed October 3, 1994)

     (23)   Consents of experts and counsel

            23.1 Consent of Butler & Binion, L.L.P. (included in its opinion filed as Exhibit 5.1)

            23.2   Consent of Ernst & Young, L.L.P.

            23.3   Consent of Arthur Andersen LLP

            23.4   Consent of Huddleston & Co., Inc.*

      (24)         Power of attorney (included on the signature page hereof)

      (25)         Statement of Eligibility of Trustee*

* previously filed

FINANCIAL STATEMENT SCHEDULES

      None.

ITEM 22.  UNDERTAKINGS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form S-4, within one business day or receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Natchez, State of Mississippi, on October 9, 1997.

                                    CALLON PETROLEUM COMPANY


                                    By: /S/ FRED L. CALLON
                                          Fred L. Callon
                                          President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 NAME                            TITLE               DATE



        /S/ JOHN S. CALLON *            Chairman  of the Board,  October 9,
            John S. Callon              Director                     1997

        /S/ FRED L. CALLON              President, Chief         October 9,
            Fred L. Callon              Executive Officer,           1997
                                        Director (Principal
                                        Executive Officer)

        /S/ DENNIS W. CHRISTIAN *       Chief Operating Officer, October 9,
            Dennis W. Christian         Senior  Vice President,      1997
                                        Director Senior Vice
                                        President, Chief Financial

        /S/ JOHN S. WEATHERLY *         Officer and Treasurer    October 9,
            John S. Weatherly           (Principal Financial         1997
                                        Officer)

        /S/ JAMES BASSI *               Controller and           October 9,
            James Bassi                 Principal Accounting         1997
                                        Officer (Principal
                                        Accounting Officer)


          _______________________       Director                            ,
          Robert A. Stanger                                         1997


          _______________________       Director                            ,
            John C. Wallace                                          1997

      /S/ B. F. WEATHERLY *             Director                 October 9,
          B. F. Weatherly                                            1997

      /S/ RICHARD O. WILSON *           Director                 October 9,
          Richard O. Wilson                                          1997

     */S/ FRED L. CALLON
          Pursuant to a power of
          attorney previously filed